AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON October 15, 1996
						      Draft of 10/11/96]

SECURITIES AND EXCHANGE COMMISSION

FORM S-2
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

THE SEIBELS BRUCE GROUP, INC.
(Exact name of registrant as specified in its charter)

South Carolina                          57-0672136
(State or other jurisdiction of         (IRS employer identification
incorporation or organization)           number)


1501 Lady Street (PO Box 1)
Columbia, SC  29201 (29202)
(803) 748-2000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


Priscilla Brooks, Corporate Secretary
The Seibels Bruce Group, Inc.
1501 Lady Street (PO Box 1)
Columbia, SC  29201 (29202)
(803) 748-2000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
John C. West, Jr., Esquire              Robert S. Smith, Esquire
Bethea, Jordan  & Griffin, PA           McGuire, Woods, Battle & Boothe, LLP
PO Box 661                              The Army and Navy Club Building
1111 Broad Street                       1627 Eye Street, NW
Camden, SC  29020                       Washington, DC  20006-4007


Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration
Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. x

If the registrant elects to deliver its latest annual report to security hold-ers, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. x

CALCULATION OF REGISTRATION FEE

Title of each
class of                          Proposed maximum  Proposed maximum
securities to be    Amount to be  offering price    aggregate offering     Amount of
registered           registered      per unit(1)         price(1)        registration fee
----------------    ------------  ----------------- ------------------   -----------------

Common Stock,       22,770,000       $2.563          $58,359,510           $17,684.70
$1.00  par value

(1)Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457


The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said
Section 8(a), may determine.



PART I

INFORMATION REQUIRED IN PROSPECTUS

THE SEIBELS BRUCE GROUP, INC.

Cross Reference Sheet pursuant to Regulation S-K, Item 501(b)


Form S-2 Item Number and Heading                Location In Prospectus

1.Forepart of the Registration Statement
and Outside Front Cover Page of Prospectus      Outside Front Cover Page

2.Inside Front and Outside Back Cover Pages
of Prospectus                                   Inside Front and Outside Back
				                                          		Cover Pages of Prospectus;
						                                          Available Information

3.Summary Information, Risk Factors, and
Ratio of Earnings to Fixed Charges              Prospectus Summary

4. Use of Proceeds                              Use of Proceeds

5.Determination of Offering Price               Selling Shareholders

6.Dilution                                      Not Applicable

7.Selling Security Holders                      Selling Shareholders

8.Plan of Distribution                          Selling Shareholders

9.Description of Securities to be Registered    Description of Capital Stock

10.Interests and Named Experts and Counsel      Legal Matters; Experts

11.Information with Respect to the Registrant   Risk Facors;Prospectus Summary;
						                                          The Company; Selling
						                                          Shareholders

12.Incorporation of Certain Information
by Reference                                    Incorporation of Certain
					                                          	Information by Reference

13.Disclosure of Commission Position
on Indemnification for Securities Act
Liabilities                                     Indemnification of Directors
                                           					and Officers



SUBJECT TO COMPLETION, DATED October 15, 1996

PROSPECTUS


THE SEIBELS BRUCE GROUP, INC.
1501 LADY STREET (PO BOX 1)
COLUMBIA, SOUTH CAROLINA  29201 (29202)


22,770,000 Shares of

COMMON STOCK

$1.00 Par Value Per Share


	This Prospectus relates to 22,770,000 shares of Common Stock, $1.00 par value per share ("Common Stock") offered for sale by certain selling shareholders. See "Selling Shareholders."

THESE SECURITIES ARE SUBJECT TO A HIGH DEGREE OF RISK. POTENTIAL PURCHASERS OF COMMON STOCK SHOULD CAREFULLY CONSIDER THE MATTERS SET FORTH UNDER "RISK FACTORS."

	The Common Stock of the Company is traded on the NASDAQ
National Market under the symbol "SBIGE." On October 14, 1996, the last reported sales price of the Common Stock on the NASDAQ National
Market was $2-9/16 per share.  See "Market Price and Dividends."

	The Company will not receive any cash proceeds from the sale by the Selling Shareholders of the Common Stock offered hereby. The expenses of registration under the Securities Act of 1933 of the Common Stock offered hereby are estimated to be $__________ and will be paid by the Company.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


The date of this Prospectus is __________, 1996.


Subject to Completion - A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. Information contained herein is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


TABLE OF CONTENTS

AVAILABLE INFORMATION                                           2
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE               2
PROSPECTUS SUMMARY                                              4
THE COMPANY                                                     5
RISK FACTORS                                                    7
USE OF PROCEEDS                                                10
MARKET PRICE AND DIVIDENDS                                     11
SELLING SHAREHOLDERS                                           12
DESCRIPTION OF CAPITAL STOCK                                   13
LEGAL MATTERS                                                  15
EXPERTS                                                        15
ADDITIONAL INFORMATION                                         15
INDEMNIFICATION OF DIRECTORS AND OFFICERS                      15


AVAILABLE INFORMATION

	The Company is subject to the informational requirements of the Securities Exchange Act of 1934 ("Exchange Act"), and, in accordance therewith, files periodic reports and other information with the Securities and Exchange Commission (the "Commission"). Reports and other information concerning the Company may be inspected and copied at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, NW, Washington, DC 20549. Copies of such material also can be obtained by mail from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, NW,
Washington, DC  20549, at prescribed rates.  The Company's Common
Stock is listed on the NASDAQ National Market. Reports and other information concerning the Company can be inspected at the offices of the NASDAQ Stock Market, 1735 K Street, NW, Washington, DC 20006-
1506. The Commission also maintains a world wide web site that contains reports, proxy and information statements and other information regarding the Company. The world wide web site address is http://www.sec.gov.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

	The following documents filed with the Commission (File No. 0-8804) pursuant to Sections 13(a) or 15(d) of the Exchange Act are incorporated herein by reference:

1. The Company's Annual Report on Form 10-K/A-1 for the fiscal year ended December 31, 1995;

2.      The Company's 1995 Annual Report to Shareholders;

3. The Company's 1996 Notice of Special Meeting of Shareholders and Proxy Statement;

4. The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1996;

5. The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1996;

6. The Company's Reports on Form 8-K dated January 19, February 2, March 14, and April 8, 1996; and

7.      The Company's 1996 Notice of Annual Meeting of Shareholders and Proxy
	       Statement.

	The Company's annual report on Form 10-K/A-1 includes audited financial statements as of December 31, 1995. Unaudited interim financial statements of the Company are contained in the Company's Form 10-Q quarterly reports.

       The information relating to the Company in this Prospectus does not purport to be complete and should be read together with the information in the documents incorporated be reference herein.

	Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be modified or superseded for purposes of this Prospectus to the extent that a statement contained wherein or in any subsequently filed document which is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

	Where any document or part thereof is incorporated by reference in this Prospectus and not delivered herewith, the Company will undertake to provide without charge to each person, including any beneficial owner to whom a Prospectus is delivered, upon written or oral request, a copy of any and all of the information that has been incorporated by reference in this Prospectus.
Any request for such information should be addressed to the Corporate Secretary, The Seibels Bruce Group, Inc., PO Box 1, Columbia, South Carolina 29202.

	No person has been authorized to give any information or to make any representation not contained in this Prospectus and, if given or made, the information or representation must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other that the shares of Common Stock to which it relates or an offer to any person in any jurisdiction where such an offer would be unlawful. Neither the delivery of this Prospectus, nor any distribution of securities pursuant hereto shall imply or create an implication that there has been no change in the affairs of the Company orin the information set forth or incorporated be reference herein subsequent to the date hereof.


PROSPECTUS SUMMARY

The following summary is qualified in its entirety by the more detailed information in this Prospectus and in the documents incorporated herein by reference.

The Company

  The Seibels Bruce Group, Inc. (the "Company") is the parent company of South Carolina Insurance Company ("SCIC") and Seibels Bruce and Company ("SBC") and their wholly-owned subsidiaries. SCIC consists of a group of multi-line property and casualty insurance companies and associated companies with headquarters in Kentucky and South Carolina. The underwriting activities are primarily conducted in Georgia, Kentucky, North Carolina, South Carolina, and Tennessee by offering insurance products through independent insurance agents. Effective in the second quarter of 1995, the Company voluntarily suspended underwriting new and renewal business for which risk was not reinsured to an unaffiliated party. Such underwriting of risk was resumed on a limited basis in July, 1996. The Company performs servicing carrier activities for state and federal insurance facilities. Managing General Agent ("MGA") services are also performed for a nonaffiliated insurance company.

The Company's principal executive offices are located at 1501 Lady Street (PO Box 1), Columbia, South Carolina, 29201 (2). Its telephone number is (803) 748-2000.

The Offering

Common Stock offered by the Selling Stockholders           22,770,000 shares(1)
Common Stock outstanding as of the date of this Prospectus 32,532,686 shares(1)
NASDAQ National Market Symbol                                  "SBIGE"


(1) Includes 7,885,000 shares of Common Stock underlying options granted to certain Selling Shareholders, but excludes options granted to agents,directors and employees.



Risk Factors

	The shares of Common Stock offered hereby are subject to a high degree of risk. See "Risk Factors."




THE COMPANY

Profile

The Company is the parent company of SCIC and SBC and their wholly-owned subsidiaries. Founded in 1869, the Company performs servicing carrier activities for state and federal insurance facilities. MGA services are also performed for nonaffiliated insurance companies. SCIC consists of a group of multi-line property and casualty insurance companies and associated companies with headquarters in South Carolina and Kentucky. The underwriting activities are primarily conducted in North Carolina, South Carolina, Kentucky, Georgia and Tennessee by offering insurance products through independent insurance agents. During the third quarter of 1996, the South Carolina Department of Insurance gave its approval for SCIC to write risk bearing business in both personal and commercial lines in the southeastern states, not to exceed a "net premiums written to surplus" ratio of one to one during either 1996 or 1997.


Capitalization

The Company initiated a recapitalization plan in December 1993.
Prior to the plan, operating losses were experienced for several consecutive years as a consequence of unfavorable underwriting experience, wind losses due to Hurricanes Hugo and Andrew and losses developed from environmental and construction defect exposures on the West Coast.
Under the recapitalization plan, a previously outstanding $23 million loan and the accrued interest thereon was purchased from the original holder by new investors (the "Alissa Group"). These new investors then exchanged the note for a new note with a principal balance of $10 million, bearing interest at 8.5%, due June 30, 1994 and secured by 100% of the stock of SCIC. The effect of this transaction for 1993 was a reduction of the loss for the year of $9.2 million, net of taxes ($1.23 per share).

In accordance with the recapitalization plan, on June 28, 1994, the new note was then canceled and exchanged in a private transaction for 7,000,000 newly issued shares of the Company's common stock. A note for $400,000, representing accrued interest on the new note, was then executed in favor of the new investors. The result of this exchange, which was completed in the second quarter of 1994, was that $1O million was added to the Company's shareholders' equity.

During the first quarter of 1995, the Company received net proceeds from a Rights Offering (the "Rights Offering") in the amount of $5.1 million. Pursuant to the Rights Offering, each shareholder of record received one Right for each five shares of Common Stock held of record at the close of business on December 9, 1994. The Right allowed the shareholders to purchase shares of Common Stock at a price of $2.40 per share. The gross proceeds were generated from 2,217,152 Rights being exercised. On the date of receipt of the proceeds, the Company made a capital contribution of $5 million to SCIC.

During the second quarter of 1995, the Alissa Group loaned the Company $2 million. The $2 million was then contributed to SCIC in order to increase its statutory capital. The $2 million note and the $400,000 note became due in May, 1996. In May, 1996, the notes payable to the Alissa Group were liquidated.

Additional steps taken to protect statutory capital included a decision in the first quarter to cede all auto liability business written in North Carolina to the North Carolina Reinsurance Facility, and in the second quarter of 1995, to non-renew all property business and temporarily suspend all new and renewal activity where the Company retained any net underwriting risk.

During the fourth quarter of 1995, an investor group (the "Powers
Group") signed a letter of intent to acquire 6,250,000 of authorized but unissued shares plus options to purchase a further 6,250,000 shares of the Company in a private transaction at a cost of $1.00 per share, the approximate market price at the time of reaching agreement with the Company. The $6,250,000 proceeds from the investment were deposited into escrow in January, 1996. A special shareholders meeting was to be held during the second quarter of 1996 to approve the issuance and to allow voting rights for the Powers Group in accordance with South
Carolina law, which requires approval for stock ownership above a 20% interest in the Company. Upon such approval and the approval of the South Carolina Department of Insurance to write new business, the funds were transferred by the Company from the escrow account and contributed to the statutory capital of SCIC.

During the first quarter of 1996, the Company issued 1,635,000 shares of authorized but unissued shares and options to purchase a further 1,635,000 shares in a private transaction to a different group of investors (the "Avent Group"). The proceeds of this sale were applied to liquidate the notes payable to the Alissa Group that were due May 1, 1996. The grant of options was subject to shareholder approval of increasing the number of authorized shares the of Company; such approval was granted in the second quarter of 1996.

The shares of Common Stock offered by the Selling Shareholders pursuant to this Prospectus comprise the shares, and shares underlying options issued to the Alissa Group, the Powers Group and the Avent Group in the respective private transactions described above.

Fee-generating Activities

The Company provides services to the South Carolina and North
Carolina Reinsurance Facilities, two automobile residual market plans, and the Kentucky Fair Plan, a homeowners' residual market. Additionally, the Company is a major participant in the "Write Your Own" federal flood facility of the National Flood Insurance Program. All servicing functions are performed on a commission basis without any underwriting risk to the Company. Effective in the fourth quarter of 1995, the Company ceased to operate as a servicing carrier for the North Carolina Reinsurance Facility. The auto business previously written in that state and ceded to the Facility continues to be handled in a similar manner but with a change in the Company's compensation. Instead of commission and service income, the Company now receives a reinsurance commission, which is not significant for 1995 or 1996 and is netted against other operating costs and expenses on the income statement. Effective in the fourth quarter of 1996, the Company will cease to provide services to the Kentucky Fair Plan. The impact on overall profitability is not expected to be significant. Ceded premiums written and commission and service income for the facilities in 1995 and 1994 were as follows:

(thousands of dollars)                   1995                         1994


                                    					Ceded      Commission and     Ceded        Commission and
Facility                                Premiums   Service Income     Premiums     Service Income
-------------------                     ---------  --------------     --------     --------------

South Carolina Reinsurance Facility     $64,206      $27,795           $80,073      $39,121
National Flood Insurance Program         28,576       12,270            29,517       10,898
Kentucky Fair Plan                        6,741        1,143             5,852          987
North Carolina Reinsurance Facility       3,016        1,470             6,513        2,201
				                                   --------     -------           --------      -------
              		Total                  $102,539      $42,678          $121,955       $53,207



The ceded premium amounts above represent 94.5% and 92.8% of the Company's total consolidated ceded premiums written during 1995 and 1994, respectively. The commission and service income amounts above represent 86.1 % and 87.7% of the Company's total commission and service income as stated in the consolidated financial statements for 1995 and 1994, respectively. Each of these profit centers has operated profitably over the last three years.

All of the Company's commercial business was underwritten under an MGA agreement with an unaffiliated insurance company. The Company serviced these policies and claims on a commission basis without any underwriting risk. This agreement became effective May 1, 1993.
Commission and service income generated under this agreement was $6.7 million and $7.1 million during 1995 and 1994, respectively, which represents 13.5% and 11.7%, respectively, of the Company's total commission and service income as stated in the consolidated financial statements. With the premium volume and the corresponding expenses involved, the Company did not make a profit through the end of 1995 under the 1993 agreement. The Company undertook significant cost reductions in the last half of 1995 and first half of 1996 and plans further cost reductions for the remainder of 1996 to seek to make this business profitable. Furthermore, an additional MGA agreement was reached with unaffiliated company for personal lines business, and other similar arrangements are planned for the remainder of 1996 in order to seek to enhance revenues within the existing cost structure.

The Company also assists subagents in providing excess and surplus lines for difficult or unusual risks. This business is placed with non-affiliated insurers on a commission basis. Under these arrangements, the Company has varying degrees of underwriting and claims authority.


RISK FACTORS

Because of the Company's recent operating history, including losses for two of its last three fiscal years, and its financial condition, an investment in the Common Stock is subject to certain investment considerations that should be carefully reviewed prior to determining whether to purchase Common Stock. Further, an investment in the Common Stock must be made pursuant to each investor's evaluation of his, her or its best interests. Potential purchasers should carefully consider the following investment considerations, as well as all the other information set forth in or incorporated into this Prospectus.

Insurance Business Generally

	Insurance involves the transfer of risk from one party (the "insured") to another party, such as the Company's insurance subsidiaries,(the "insurer"). Premium payments of the insured are made in exchange for the commitment of the insurer to reimburse the insured for specific types of losses under certain circumstances. The insurer in turn uses reinsurance as a mechanism to further spread the consequences of financial loss. Analysis and study of historical and competitive loss history permits the insurer to predict its ultimate losses more accurately, thereby enabling it to charge an adequate premium. Adequate product pricing is fundamental to the insurer's continued solvency.
The Company is exposedto the risks inherent in an insurance business.
See "The Company."

Regulation

Insurance companies are subject to supervision and regulation in the jurisdictions in which they transact business, and such supervision and regulation relates to numerous aspects of an insurance company's business and financial condition. The primary purpose of such supervision and regulation is the protection of policyholders. The extent of such regulation varies but generally derives from state statutes which delegate regulatory, supervisory and administrative authority to state insurance departments. Accordingly, the state insurance departments have the authority to establish standards of solvency which must be met and maintained by insurers;
license insurers and agents; impose limitations on the nature and amount of investments; regulate premium rates; delineate the provisions which insurers must make for current losses and future liabilities; require the deposit of securities for the benefit of policyholders; and approve policy forms. State insurance departments also conduct periodic examinations of the affairs of insurance companies and require the filing of annual and other reports relating to the financial condition of insurance companies.

Most states have also enacted legislation which regulates insurance holding company systems, including acquisitions, dividends, the terms of surplus notes (debt instruments specific to the insurance industry), the terms of affiliate transactions and other related matters. Three of the Company's insurance subsidiaries are domiciled in the state of South Carolina and are principally regulated by the South Carolina Department of Insurance. The Kentucky Insurance Company ("KIC") is domiciled in Kentucky.

The insurance industry has received a considerable amount of publicity because of rising insurance costs, a number of high profile insurance company insolvencies and a limited exemption from the provisions of federal anti-trust prohibitions. Changes in the law are being proposed which would bring the insurance industry under the regulation of the Federal government and eliminate current exemptions from anti-trust prohibitions. It is not possible to predict whether, in what form or in which jurisdictions any of these proposals might be adopted, or the effect, if any, on the Company. The National Association of Insurance Commissioners
(the "NAIC") has developed and recommended for adoption by the state insurance regulatory authorities various model laws and regulations pertaining to, among other things, capital requirements for the insurance industry members.

The NAIC has adopted Risk-Based Capital ("RBC") requirements for property and casualty insurance companies to evaluate the adequacy of statutory capital and surplus in relation to investment and insurance risks such as asset quality, asset and liability matching, loss reserve adequacy, and other business factors. The RBC formula will be used by state insurance regulators as an early warning tool to identify, for the purpose of initiating regulatory action, insurance companies that potentially are inadequately capitalized. Compliance is determined by the ratio of the Company's regulatory total adjusted capital to its authorized control level RBC (as defined by the NAIC). Companies which fall below the authorized RBC level may be required to disclose plans to remedy the situation. As of June 30, 1996, three of the four Company's insurance subsidiaries have ratios of total adjusted capital to RBC that are comfortably in excess of the level which would prompt regulatory action.
SCIC currently falls below the required RBC level.

Insurance companies are required to file detailed annual statements with the state insurance regulators in each of the states in which they do business, and their business and accounts are subject to examination by such regulators at any time. In addition, these insurance regulators periodically examine the insurer's financial condition, adherence to statutory accounting principles, and compliance with insurance department rules and regulations. South Carolina insurance laws, rather than federal bankruptcy laws, would apply to the liquidation or reorganization of the Company's insurance companies other than KIC. KIC would be governed by Kentucky insurance law.

Financial Condition

For the year ended December 31, 1995, the Company reported net income of $1,152,000. However, for the years ended December 31, 1994 and 1993, the Company recorded net losses of $19,074,000 and $1,014,000 (after an extraordinary item) respectively. Following several years of operating losses, and a resulting shortfall in statutory capital, the Company suspended underwriting new and renewal personal lines of business in the second quarter of 1995. Having raised sufficient capital and in combination with improved operating results, the Company received authorization from the South Carolina Department of Insurance and resumed underwriting new business during the third quarter of 1996.
Although operating and strategic plans provide for underwriting profitability, there can be no assurance that the Company will achieve this objective, or will not suffer further operating losses.

The Company has experienced negative cash flows from operations for each of the last three fiscal years, plus the first half of 1996, and expects to continue to experience negative cash flows from operations for the remainder of 1996. The Company invests its cash in bonds and securities, and such instruments are subject to market fluctuations. To the extent that the Company is required to sell marketable securities in order to fund operations, the Company may experience realized losses on its investment portfolio. The Company believes that its cash and short-term investments, which are generally not subject to market fluctuation, will be sufficient to fund such negative cash flows.

The Company's loss reserves are an estimate at a given point in time of the amount that the Company expects to pay insurance claimants based on the facts and circumstances known at the time. It can be expected that the ultimate liability in each case will differ from such estimates. For each of the three years ended December 31, 1995, 1994, and 1993, the results of operations were affected by reserves from prior years having been deficient in those earlier periods. The impact of the adverse development was $3.4 million in 1995, $17.0 million in 1994, and $10.5 million in 1993. The Company has constantly striven for reserve adequacy, and currently believes that the reserves are sufficient to prevent prior years' losses from adversely affecting future periods. However, establishing reserves remains an estimation process, and there can be no assurance that adverse developments will not occur in the future or that reserves will be adequate to cover actual losses.

Significant Contracts

The Company derives a substantial portion of its net income from a Servicing Agreement with the South Carolina Reinsurance Facility and the National Flood Insurance Program.. The agreement with the South
Carolina Reinsurance Facility does not expire until September 30, 1999. However, legislative initiatives could potentially lessen the profitability of the business prior to expiration of the contract. The agreement with the National Flood Insurance Program is renewed annually and is conditioned upon the Company meeting reporting requirements and other obligations. Accordingly, there can be no assurance that the Company will continue to benefit form agreements with these programs; or that, if the agreements continue, their terms will be consistent with past agreements.

A.M. Best Rating

The Company's current A.M. Best rating is a group rating of NA-9
("Not Assigned - Company Request"). A.M. Best is an independent company which rates insurance companies based on its judgment of factors related to the ability to meet policy holder and other contractual obligations. A low rating would not directly impact the Company's servicing carrier or MGA operations However, the Company's operating prospects may be affected by the lack of a satisfactory A.M. Best rating.

Competition

All of the areas of business in which the Company engages are highly competitive. The principal methods of competing are service and pricing. Many competing property and casualty companies have available more diversified lines of insurance than the Company's property and casualty insurance group and have substantially greater financial resources. In addition, effective October 1, 1994, the Company received a smaller book of business from the South Carolina Reinsurance Facility due to a competitive bidding process. The Company responds to this competitive environment by constantly updating its policy offerings, improving operating procedures and constantly reviewing expenses. There can be no assurance that the Company's responses to competition will be successful.

Limitation on Net Operating Loss Carry Forwards

As of December 31, 1995, the Company had unused net operating tax loss carry forwards and capital loss carry forwards of $97.9 million for income tax purposes, all of which have been reserved through valuation allowance for financial reporting purposes. However, due to a "change in ownership" condition that occurred in 1995, the Company's use of the net operating loss carry forwards is subject to limitation in future years to an amount estimated to be in the range of approximately $2.5 million to $3.5 million per year. A future change in ownership resulting from the registration of shares could further limit the utilization of net operating loss carry forwards.

Tax Considerations

There are various applicable tax consequences associated with an investment in the Common Stock. Each investor is urged to consult with his, her or its own tax advisor concerning the effects of applicable income tax laws and regulations on an investment by him, her or it in the Company and his, her or its individual tax situation. The Company will not seek or receive a ruling from the Internal Revenue Service or a tax opinion as to the tax consequences of an investment in the Common Stock.

Dividends

The Company is a legal entity separate and distinct from its subsidiaries. As a holding company, the primary sources of cash needed to meet its obligations, including principal and interest payments with respect to indebtedness, are dividends and other statutorily permitted payments from its subsidiaries and affiliates. South Carolina insurance laws and regulations require a domestic insurer such as SCIC, the Company's principal subsidiary, to report any action authorizing distributions to shareholders and material payments from subsidiaries and affiliates at least thirty days prior to distribution or payment except in limited circumstances. Additionally, those laws and regulations provide the South Carolina Department of Insurance with the right to disapprove and prohibit distributions meeting the definition of an "Extraordinary Dividend" under the statutes and regulations. If the ability of SCIC and the Company's other insurance subsidiaries to pay dividends or make other payments to the Company is materially restricted by regulatory requirements, it could affect the Company's ability to service its debt and/or pay dividends. Moreover, no assurance can be given that legislative changes will not result in statutory provisions more restrictive than those currently in effect.

The ability of the Company to declare and pay cash dividends is dependent upon the ability of SCIC to declare and pay dividends to the Company. SCIC is regulated as to its payment of dividends by the South Carolina Insurance Holding Company Regulatory Act. This Act provides that, without the prior approval of the Chief Insurance Commissioner of the State of South Carolina, dividends within any twelve-month period may not exceed the greater of (i) 10% of SCIC's surplus as regards policyholders as of December 31 of the prior year or (ii) SCIC's statutory net income, not including realized capital gains or losses, for the prior calendar year. Notwithstanding the foregoing, SCIC may not pay any dividend without the prior approval of the Chief Insurance Commissioner. The Chief Insurance Commissioner has stated that no dividends would be permitted until the financial position of SCIC is materially improved. The Company's payment of cash dividends is at the discretion of the Board of Directors, upon approval of the Commissioner, and is based on its earnings, financial condition, capital requirements, and other relevant factors. The Board of Directors does not presently intend to pay any cash dividends in the foreseeable future.

Possible Volatility of Price of Shares of Common Stock

The market price of the Company's Common Stock has experienced significant volatility over the last four years. Factors such as events resulting in significant claims on policies issued by the Company and its subsidiaries, adjustments in reserves, changes in the value of the Company's investment portfolio, cancellation or amendment of contractual relationships, announcements of technological innovations or new products by the Company or its competitors, governmental regulation, regulatory approvals or developments relating to corporate alliances or patent or proprietary rights may have a significant impact on the market price of the Company's Common Stock. In addition, general market price declines, volatility or share illiquidity in the future could adversely affect the market price of the Company's Common Stock. There can be no assurance that the market price of the Common Stock will not decline after an investor purchases shares, or that following the purchase of the shares of Common
Stock, a shareholder will be able to sell shares at a price equal to or greater than the acquisition price. See "Market Price and Dividends."

Shares Eligible for Future Sale

	Future sales of substantial amounts of Common Stock in the public market, or the possibility of such future sales, could adversely affect the market price of the Common Stock. The Company has outstanding a substantial number of unregistered shares of Common Stock, and a substantial number of authorized shares available for future issuance. The Company may also register shares of Common Stock or grant registration rights in connection with future financings. In addition, certain employees, officers and directors of the Company hold Common Stock and/or options to purchase Common Stock. See "Description of Capital Stock."

USE OF PROCEEDS

	The Company will not receive any proceeds from any sale of the shares by the Selling Shareholders. The shares offered by the Selling Shareholders pursuant to this Prospectus include shares of Common Stock underlying options (the "Options") granted by the Company to certain of the Selling Stockholders. The gross proceeds from an exercise of the Options are estimated to be $15,025,000 (assuming an exercise price of $1.50 with respect to 3,125,000 Options , $2.00 with respect to 3,125,000 Options, and $2.50 with respect to 1,635,000 Options). The Company intends to contribute the net proceeds from the exercise of any of the Options to SCIC as a capital contribution. However, there can be no assurance that the Options will be exercised.


MARKET PRICE AND DIVIDENDS

	The following table sets forth the range of high and low sales prices as reported on the NASDAQ National Market. On October 14, 1996, the last reported sales price of the Common Stock on the NASDAQ National
Market was $2-9/16 per share.



                          				     High            Low

1996
   First Quarter                   $  4            $ 1-5/8
   Second Quarter                     3-1/8          2-3/8
   Third Quarter                      2-9/16         2
   Fourth Quarter
     (through October 14, 1996)       2-11/16        2-7/16

1995
   First Quarter                   $  3-1/16      $ 7/8
   Second Quarter                     1-7/16        3/4
   Third Quarter                      1-1/32        3/4
   Fourth Quarter                     2-3/16        7/16

1994
   First Quarter                   $  2-1/16      $ 1-1/4
   Second Quarter                     2             1-7/16
   Third Quarter                      3-1/8         1-3/4
   Fourth Quarter                     3             2-1/4


	There were approximately 2,558 shareholders of record as of October 14, 1996. This number does not include beneficial owners holding shares through nominee or "street" names.

 There have been no dividends declared by the Company during the last three and a half years, and there is not a likelihood that any will be considered during the remainder of 1996. The ability of the Company to declare and pay cash dividends, as well as to pay any debt service, is dependent upon the ability of SCIC to declare and pay dividends to the Company. SCIC is regulated as to its payment of dividends by the South Carolina Insurance Holding Company Regulatory Act (the "Act"). The Company's payment of cash dividends is at the discretion of the Board of Directors based on its earnings, financial condition, capital requirements, and other relevant factors. The Board of Directors does not presently intend to pay any cash dividends in the foreseeable future. See "Risk Factors - Dividends."


SELLING SHAREHOLDERS

	The following sets forth, as of September 9, 1996, certain information with respect to the Selling Shareholders.


              		   Shares Owned (2)    Shares       Ownership After Offering(3)
Name                 Before Offering    Offered      Number          Percentage
------------------   ---------------    ----------   ------          ----------

Saad A. Alissa        7,550,700(4,5)    7,000,000    550,700(5)         2.34(5)

Frank H. Avent          320,000           320,000          0              0(7)

Fred C. Avent           150,000           150,000          0              0(7)

Larry M. Brice          100,000           100,000          0              0(7)

DeLeon Finklea          200,000           200,000          0              0(7)

Winston Y. Godwin, IRA  100,000           100,000          0              0(7)

Rex W. and Jane P.
Huggins                 536,000           500,000       36,000          .15(12)

Peter D. and Vera C.
Hyman                   100,000           100,000          0              0(7)

Joseph K. Newsom, Sr.   100,000           100,000          0              0(7)

PepsiCo Bottling of
Florence              2,000,000         2,000,000          0              0(14)

Charles H. Powers    10,325,000       10,000,000       325,000         1.32(16)

Walker S. Powers      2,000,000        2,000,000           0              0(14)

Mark J. Ross            100,000          100,000           0              0(7)

Howard Stokes           100,000          100,000           0              0(7)



(2)Includes shares of Common Stock underlying certain options.
(3)Assumes the sale of all shares offered and no sale of other shares owned.
(4)Based on information contained in Statement on Form 4 for August, 1996: includes 1,895,000 shares to which Mr. Alissa has sole voting power; 291,000 shares as to which he has shared voting power beneficially owned (shared voting and dispostive power) by Mr. Alissa through General Investors Ltd., a Cayman Islands company of which Mr. Alissa is the sole shareholder; 259,700 shares as to which he has shared voting power beneficially owned (shared voting and dispostive power) by Mr. Alissa through Financial Investors Ltd., a Cayman Islands company in which Abdullatif Ali Alissa Est. (the "Establishment"), of which Mr. Alissa is president, is the sole shareholder; and 5,105,000 shares as to which he has shared voting power beneficially owned (shared voting and dispostive power) by Mr. Alissa through the Establishment.
(5) Excludes shares underlying certain warrants.
(6)160,000 if shares of Common Stock underlying certain options are not sold.
(7)Less than 1% if shares of Common Stock underlying certain options are not sold.
(8)75,000 if shares of Common Stock underlying certain options are not sold.
(9)50,000 if shares of Common Stock underlying certain options are not sold.
(10)100,000 if shares of Common Stock underlying certain options are not sold.
(11) 286,000 if shares of Common Stock underlying certain options are not sold.
(12) 1.16% if shares of Common Stock underlying certain options are not sold.
(13)1,000,000 if shares of Common Stock underlying certain options are not sold.
(14) 4.06% if shares of Common Stock underlying certain options are not sold.
(15)5,325,000 if shares of Common Stock underlying certain options are not sold.
(16)21.6% if shares of Common Stock underlying certain options are not sold.


	This offering involves shares of Common Stock issued and shares of Common Stock issuable upon the exercise of the Options under agreements between the Company and the certain of the Selling
Shareholders. Selling Shareholders may offer such shares for sale from time to time. Such shares may be offered for sale in transactions effected in the over-the-counter market or such other market in which the Common
Stock is traded. Such shares may be offered and sold to or through broker-dealers, market makers, or others who may charge commissions or effect markups in connection with such transactions. Such shares may also be offered and sold in privately negotiated transactions not effected on any established trading market.

DESCRIPTION OF CAPITAL STOCK

	The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, par value $1.00, and 5,000,000 shares of Special Stock, no par value. There were issued and outstanding as of October 14, 1996, 24,647,686 shares of Common Stock, all of which are fully paid and nonassessable. No shares of Special Stock are outstanding. However, the Board of Directors of the Company could, without stockholder approval, issue Special Stock and establish the rights, privileges, and preferences thereof, including, but not limited to, dividend rights, convertibility features, redemption rates and prices, liquidation preferences, and voting rights. Such issuance could adversely affect the rights of the holders of shares of the Company's Common Stock.

Dividend Rights

	Holders of the Common Stock and Special Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of the assets of the Company which are by law available therefor. However, the Board of Directors could provide, upon issuing Special Stock, that holders of Special Stick should receive dividends in preference to holders of Common Stock, or that no dividends be paid on Common Stock if dividends in full on all shares of Special Stock to which the holders thereof are entitled shall not have been paid or declared and set apart for payment.

Voting Rights

	Holders of shares of the Common Stock are entitled to one vote per share and, subject to the voting rights, if any, of holders of Special Stock which may hereafter be issued, have the exclusive right to receive notice of shareholders' meetings and to vote thereat.

Limitation of Liability of Directors and Indemnification

Section Six of Article Eight of the Company's By-laws limits the liability of its directors to the fullest extent that the General Corporation Law of the State of South Carolina permits.

Existing Antitakeover Provisions

	South Carolina Control Share Acquisitions Act ("CSAA"). The Company is subject to the CSAA, which is intended to render it more difficult or to discourage an attempt to obtain control of the Company by merger, tender offer, proxy contest or otherwise.

	South Carolina Business Combination Statute. South Carolina law regulates business combinations such as mergers, consolidations and asset purchases where the business acquired was, or the assets belonged to, a public corporation, such as the Company, and where the acquirer became an Interested Shareholder (as defined below) of the public corporation before a majority of the disinterested members of the Board of Directors of the public corporation approved either (i) the purchase resulting in such acquirer becoming an Interested Shareholder or (ii) the business combination. In the context of this law, an "Interested Shareholder" is any person who directly or indirectly, alone or in concert with others, beneficially owns or controls 10% or more of the voting stock of the public corporation, and a "disinterested" board member is a person who is neither a present nor a former officer or employee of the corporation. The law is very broad in its scope and is designed to inhibit unfriendly acquisitions. It does not apply to corporations whose Articles of Incorporation contain a provision electing not to be covered by the law. The Company's Articles of Incorporation do not contain such a provision.

	The law prohibits business combinations with an unapproved
Interested Shareholder for a period of two years after the date on which the person became an Interested Shareholder and requires that any business combination with an unapproved Interested Shareholder after such two-year period be approved by a majority vote of outstanding shares held by persons other than the Interested Shareholder or, alternatively, meet certain requirements that other shareholders receive at least a specified price for their shares.

	Supermajority Voting Requirements. Article 9(k) of the Company's Articles of Incorporation requires a special vote of the shareholders to approve certain transactions, including, among other things, a merger or the sale, lease or exchange of substantially all of the assets (as therein defined) of the Company, with any shareholder owning at least 10% of the Company's equity securities. The approval of such transactions requires the affirmative vote of at least 80% of the holders of each class of equity securities of the Company entitled to vote thereon. The requirement of an 80% shareholder vote does not apply, however, to transactions approved by at least 75% of all the members of the Board of Directors. If such approval by the Board of Directors is obtained, the transaction generally would require approval by the holders of a majority of the outstanding shares entitled to vote, or as otherwise established by law.

	The Company's Articles of Incorporation further provide that
Article 9(k) may not be amended, altered or repealed without the approval of the holders of 80% of the Company's shareholders unless 75% of the Board of Directors approves such a change, in which case approval by the holders of 66-2/3% of the Common Stock is required.

	Classified Board of Directors; Removal of Directors.  The
Company's Articles of Incorporation provide for the division of the Board of Directors into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the members of the Board of Directors are elected each year.

	Pursuant to the Company's Articles of Incorporation, directors may be removed without cause by the affirmative vote of the holders of a majority of the shares entitled to vote in the election of directors at a meeting called for that purpose at which 80% of the shares entitled to vote are represented. Directors may be removed for cause by the affirmative vote of the holders of a majority of the shares entitled to vote in the election of directors at a meeting called for that purpose at which a majority of the shares issued, outstanding and entitled to vote are represented. Under South Carolina law, a director of the Company may not be removed from the Board of Directors if the number of votes sufficient to elect such director is voted against his removal.

	The classified Board and director removal provisions could have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its shareholders. In addition, the classified Board and director removal provisions could delay shareholders who do not agree with the policies of the Board of Directors from removing a majority of the Board for two years, unless they can obtain the affirmative vote of the holders of a majority of the shares at a meeting at which eighty percent (80%) of the shares are present in person or represented by proxy, or they can show cause and obtain the affirmative vote of the holders of a majority of the shares at a meeting at which a majority is present or represented.

Liquidation Rights

	In the event of liquidation of the Company, holders of the Company's Common Stock are entitled to share pro rata the net assets remaining after the payment of all amounts due creditors and such amounts, if any, as may be due to holders of any Special Stock then outstanding.

Preemptive Rights

	No holder of any of the Common Stock or Special Stock of the Company is entitled, as of right, to purchase or subscribe for any unissued shares of any class, or additional shares of any class, to be issued by reason of any increase of the authorized capital stock of the Company of any class, or bonds, certificates of indebtedness, debentures, or other securities convertible into shares of the Company or carrying any right to purchase shares of any class. Any such unissued shares, or other securities convertible into shares or carrying any right to purchase shares, may be issued and disposed of, to such persons, firms, corporations, or associations and upon such terms as may be deemed advisable by the Board of Directors.

Transfer Agent and Registrar

	American Stock Transfer and Trust Company is the transfer agent and registrar for the Common Stock.

LEGAL MATTERS

	Certain legal matters in connection with the registration and potential offering of the shares have been passed upon for the Company by McGuire, Woods, Battle, and Boothe, LLP, The Army and Navy Club
Building, 1627 Eye Street, NW, Washington, DC  20006-4007.

EXPERTS

	The financial statements and schedules of the Company as of December 31, 1995 and 1994 and for each of the years in the three-year period ended December 31, 1995 have been incorporated by reference herein in reliance upon the reports of Arthur Andersen LLP, independent public accountants, and upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION

	The Company has filed with the Commission a Registration
Statement on Form S-2 (herein, together with all amendments and exhibits thereto, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with respect to the shares of its Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement. The statements contained in this Prospectus concerning the contents of any contract or other document referred to are not necessarily complete. Where such contract or other document is an exhibit to the Registration Statement, each statement is qualified in all respects by the provisions of such exhibit, to which reference is hereby made for a full statement of the provisions thereof.

	This Prospectus is accompanied by the Company's latest Annual Report to shareholders.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

	The South Carolina Business Corporation Act of 1988 provides for indemnification of directors, officers, employees and agents, subject to certain limitations (S.C. Code, Title 33, Chapter 8, Article 5). Section Six of Article Eight of the Company's by-laws provides that the Company shall indemnify officers and directors of the Company and its subsidiaries to the extent permitted by South Carolina law and may insure such persons against liability arising out of or related to their employment by the Company in an amount and according to such terms as the Board of Directors deems prudent.

	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.


PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

	The following is a schedule of the estimated expenses to be incurred by the Company in connection with the issuance and distribution of the securities being registered hereby.

	SEC Registration Fee                         $ 17,684.70
	NASDAQ National Market Fee                     33,000.00
	NASD Fee                                        (1)
	Transfer Agent and Registrar Fee                (1)
	Blue Sky Fees and Expenses                      (1)
	Accounting Fees and Expenses                    (1)
	Legal Fees and Expenses                         (1)
	Printing Expenses                               (1)
	Miscellaneous                                   (1)
		Total                                       $ 50,684.70

Item 15.  Indemnification of Directors and Officers

	The South Carolina General Corporation Law provides for indemnification of directors, officers, employees and agents, subject to certain limitations (S.C. Code, Title 33, Article 5). Section Six of Article Eight of the Company's by-laws provides that the Company shall indemnify officers and directors of the Company and its subsidiaries to the extent permitted by South Carolina law and may insure such persons against liability arising out of or related to their employment by the Company in an amount and according to such terms as the Board of Directors deems prudent.

	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.





Item 16.  Exhibits

Exhibit
Number       Description
------       -----------

5.1     Opinion of McGuire, Woods, Battle, and Boothe, LLP(1)

10.1    Stock Purchase Agreement dated as of December 22, 1993
		      between registrant on the one hand and Abdullatif Ali
		      Alissa Est. and Saad A. Alissa, incorporated herein by reference to the Annual Reporton Form 10-K, Exhibit (10)(10)-1, for the fiscal year ended December 31, 1993.

10.2    Stock Purchase Agreement dated as of January 29, 1996
		      between registrant on the one hand and Charles H. Powers
		      and Walker S. Powers, and amendment thereto, incorporated herein by reference to submission DEF 14-A, filing date May 10, 1996, file number 000-08804, accession number 0001005150-96-000127,
        accepted May 9, 1996.


10.3    Stock Option Agreement dated as of January 30, 1996
		      between registrant on the one hand and Charles H. Powers,
		      Walker S. Powers and Rex and Jane Huggins, incorporated herein by reference to submission DEF 14-A, filing date May 10, 1996, file number
        000-08804, accession number 0001005150-96-000127, accepted May 9, 1996.

10.4    Stock Purchase Agreement dated as of March 28, 1996
		      between registrant on the one hand and Fred C. Avent, Frank H. Avent and Pepsico of Florence.

10.5    Stock Purchase Agreement dated as of March 28, 1996
		      between registrant on the one hand and Junius DeLeon Finklea, Joseph K. Newsom, Sr., Mark J. Ross, Larry M. Brice, J. Howard Stokes, Winston Y. Godwin, IRA and Peter D. and Vera C. Hyman.

13.1    Annual Report on Form 10-K/A-1 for the fiscal year ended
		      December 31, 1995, incorporated herein by reference to submission
        10-K405\A-1, filing date April 25, 1996, file number 000-08804, accession number 0000276380-96-000009, accepted date April 25, 1996.

13.2    1995 Annual Report to Shareholders

13.3    1996 Notice of Special Meeting of Shareholders and Proxy
		      Statement, incorporated herein by reference to submission DEF 14A, filing date May 10, 1996, file number 000-08804, accession number 0001005150-96-000127, accepted date May 9, 1996.

13.4    Quarterly Report on Form 10-Q for quarter ended March 31,
		      1996, incorporated herein by reference to submission 10-Q, filing date May 15, 1996, file number 000-08804, accession number 000276380-96-000010, accepted date May 15, 1996.

13.5    Quarterly Report on Form 10-Q for quarter ended June 30,
		      1996, incorporated herein by reference to submission 10-Q, filing date August 14, 1996, file number 000-08804, accession number 0000276380-96-000011.

13.6 Reports on Form 8-K, incorporated herein by reference to submission 8-K, filing date January 10, 1996, file number 000-08804, accession number 000276380-96-000002, accepted date January 10, 1996; filing date February 2, 1996, file number 000-08804, accession number 000276380-96-000004, accepted date February 2, 1996; filing date March 14, 1996, file number 000-08804, accession number 000276380-96-
        000005, accepted date March 14, 1996; filing date April 8, 1996, file number 000-08804, accession number 000276380-96-000007, accepted date April 8, 1996.


23.1    Consent of Arther Andersen, LLP

28.1    Schedule P of Annual Report on Form 10-K/A-1 for the
		      fiscal year ended December 31, 1995, incorporated herein by reference to Form SE, dated April 1, 1996.


(1)To be filed by amendment.


Item 17.  Undertakings

(a) The Company hereby undertakes:

  1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     i) To include any prospectus required by Section 10(a)(3) of the
        Securities 	Act of 1933;

    ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

   iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

  2) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(e) The Company hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements ofRule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.


SIGNATURES

	Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Columbia, State of South Carolina, on October 11, 1996.

THE SEIBELS BRUCE GROUP, INC.

By: /s/ Ernst N. Csiszar
   ---------------------
  Ernst N. Csiszar
  President, Chief Executive Officer,	and Director

POWER OF ATTORNEY

	KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ernst N.
Csiszar and John A. Weitzel, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) and supplements to this Registration Statement, and to file the same, with the Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and things requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


	Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature                         Title                      Date
---------                         -----                      ----

/s/ Ernst N. Csiszar       President, ChiefExecutive        10/11/96
(Ernst N. Csiszar)         Officer, and Director

/s/ John A. Weitzel        Chief Financial Officer          10/11/96
(John A. Weitzel)             and Director

/s/ Mary M. Gardner        Controller (Principal            10/11/96
(Mary M. Gardner)           Accounting Officer)

/s/ Priscilla C. Brooks    Corporate Secretary              10/11/96
(Priscilla C. Brooks)

/s/ John C. West           Chairman of the Board            10/14/96
(John C. West)              and Director

/s/ William M. Barilka         Director                     10/12/96
(William M. Barilka)

/s/ Albert H. Cox              Director                     10/11/96
(Albert H. Cox, Jr.)

/s/ William B. Danzell         Director                     10/14/96
(William B. Danzell)

/s/ Claude E. McCain           Director                     10/11/96
(Claude E. McCain)

/s/ Kenneth W. Pavia           Director                     10/14/96
(Kenneth W. Pavia)

/s/ John P. Seibels            Director                     10/11/96
(John P. Seibels)

/s/ George R.P. Walker, Jr.    Director                     10/11/96
(George R.P. Walker, Jr.)






EXHIBIT 10.4


	STOCK PURCHASE AGREEMENT


This Stock Purchase Agreement, dated as of March 28, 1996, is made between Fred C. Avent, Frank H. Avent, and Pepsico of Florence (collectively the "Purchasers"), and The Seibels Bruce Group, Inc., a South Carolina corporation (the "Company").


	WITNESSETH:

WHEREAS, the Company proposes to issue and sell up to 1,235,000 shares (the "Shares"), of the common stock par value $1.00 per share of the Company to the Purchasers at a price of $2.00 per share;

WHEREAS, the Company proposes to issue to the Purchasers as additional consideration for the purchase of the Shares, options to purchase up to an additional 1,235,000 Shares (the "Additional Shares"), of the Company's common stock upon the following terms and conditions;
Options for up to 1,235,000 Shares shall be exercisable at the greater of either book value or $2.50 per share. These options shall expire on December 31, 2000.

WHEREAS, the Company desires to sell the Shares and grant the Options to the Purchasers and the Purchasers desire to purchase the Shares and receive Options for the Additional Shares from the Company; NOW, THEREFORE, subject to the terms and conditions hereof and in consideration of the premises and the promises, representations, warranties and covenants contained herein, the Purchasers and the Company, hereto agree as follows:

	SECTION 1 Purchase, Sale of Stock and Granting of Options

1.1     Purchase and Sale of Shares at the Closing.     Upon the
terms and subject to the conditions of this Agreement, at the Closing, the Company will sell to the Purchasers, and the Purchasers will purchase from the Company, the Shares, subject to the terms and conditions of paragraph 1.4.

1.2     Granting of Options For the Additional Shares.    The
Company will grant to the Purchasers the Options for the Additional
Shares, as hereinabove set forth, immediately following the special meeting of shareholders contemplated to take place on May _____, 1996.

1.3     Payment.        Purchasers will be deemed to have paid for
the Shares and Options for the Additional Shares by having delivered to the Company, up to $2,470,000.00 dollars cash in certified funds.
Each individual has agreed to purchase stock and options in the
amount set forth next to his name.   The Company  shall not be liable to
any individual whose name is set forth on Schedule 1.4 for any reason whatsoever if the said individual fails to deliver the purchase price to the Company within the time set forth by this Agreement. At closing, each Purchaser shall receive stock certificates and a letter confirming options in his name for the number of shares purchased.


	SECTION 2 Closing

2.1     Closing.    The closing for the purchase and sale of the
Shares and the granting of the Options (the "Closing"), will be held at the offices of the Company, 1501 Lady Street, Columbia, South Carolina 29202, at 10:00 a.m. local time on March 29, 1996, and shall be completed and effective as of the Closing date.

2.2     Deliveries at the Closing.

(a) The Purchasers shall deliver up to $2,470,000.00 dollars in certified funds, made payable to The Seibels Bruce Group, Inc.

(b) The Company shall deliver to Purchasers, stock certificates for up to 1,235,000 shares.

(c) The Purchasers and the Company shall deliver to each other, opinions of counsel, and such other documents as are usual in transactions of the nature contemplated by this Agreement and as may be reasonably required by counsel.

SECTION 3  Representations, Warranties and Covenants by the Company

The Company represents, warrants and covenants to the Purchasers as follows:

3.1     Authority.    The execution and delivery of this Agreement,
the issuance and sale of the Shares by the Company and compliance by the Company with all of the other provisions of this Agreement: (a) are within the corporate power and authority of the Company and (b) have been duly authorized by all requisite proceedings of the Board of Directors of the Company.

3.2     No Violation of Law or Default by Reason of Execution or
Performance of this Agreement.    The execution, delivery and performance
of this Agreement by the Company will not: (a) violate any applicable law, rule or regulation; or (b) constitute a default or result in a right of acceleration, termination or similar right (i) by any party to any contract, agreement or instrument to which the Company or a Subsidiary is a party
(or would, but for the passage of time or the giving of notice, constitute a default or result in such a right of acceleration, termination or similar right) or (ii) under the certificate (or articles) of incorporation or bylaws of the Company or its Subsidiaries except, in each case, (A) with respect to matters requiring the approvals referred to in subsection 3.4 hereof and (B) where the violation, default, acceleration, termination or similar right would not have a material adverse effect on the business, assets, properties or financial condition of the Company and its Subsidiaries taken as a whole.

3.3     Approvals and Consents.  Except as set forth on Schedule
3.3, the Schedule of the Company's Required Approvals and Consents, no approval, consent or authorization of, or declaration or filing with, any governmental or judicial authority, or any third party is required in connection with the execution and delivery of this Agreement by the Company or the performance of this Agreement by the Company or the performance of this Agreement by the Company.

3.4     SEC Reports.    The Company has furnished to the
Purchasers copies of its (a) Form 10-K filed with the Securities and Exchange Commission the (the "SEC"), for the fiscal year ended on December 31, 1994, (b) its Quarterly Report on Form 10-Q filed with the
SEC for each quarter ended on or after September 30, 1995, and (c) its proxy statement and Annual Report relating to the Company's 1995 Annual Meeting of Shareholders (collectively, the "SEC Documents").
(a) Each of the SEC Documents has been filed, and when filed the Company was in compliance in all material aspects with the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations of the SEC thereunder applicable to each such SEC Document. Each of the SEC
Documents was complete and correct in all material respects as of its date and, as of its date, did not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

3.5     Financial Statements.    The financial statements of the
Company included in the SEC Documents: (a) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (b) have been prepared in accordance with generally accepted accounting principles applied on a consistent basis for the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by applicable SEC rules and regulations and at the time of their filing, based on information then known to the Company), (c) are presented fairly in all material respects (subject, in the case of the unaudited statements, to normal recurring interim audit adjustments) and present (i) the consolidated financial position of the Company and its consolidated Subsidiaries at the date thereof, (ii) the consolidated results of their operations and (iii) their cash flows for the periods then ended.

3.6 No Undisclosed Liabilities. As of the date of the latest financial statement of the Company and its Subsidiaries contained in the most recent SEC Document containing financial statements, neither the Company nor its Subsidiaries had any liability or obligation of any nature, including contingent liabilities or obligations, required to be disclosed by generally accepted accounting principles or the rules and regulations of the SEC, including liabilities for taxes (including any interest or penalties relating thereto), in respect of or measured by the income of any such corporation for any period prior to the date thereof, except (a) to the extent reflected or recorded in the SEC Documents, (b) as disclosed in this Agreement or any Schedule hereto, or (c) if such liability or obligation would not have a material adverse effect on the business, assets, properties or financial condition of the Company and its Subsidiaries taken as a whole.

3.7 No Material Adverse Changes. Since the date of the most recent SEC Document, there has not been; (a) any material adverse change in the financial or other condition, assets, liabilities or business of the Company and its Subsidiaries, taken as a whole, except for (i) the establishment of additional reserves for losses and claims on policies of insurance written or reinsured by any of the Company's insurance company Subsidiaries, (ii) the increase of existing reserves for losses and claims on policies of insurance written or reinsured by any of the Company's insurance company Subsidiaries, and (iii) changes occurring in the ordinary course of business, including, but not limited to, claims made and losses paid or payable by the Company with regard to the rights of insureds under policies of insurance written or reinsured by the Company or any of its Subsidiaries (b) any damage, destruction or loss (whether or not covered by insurance) materially adversely affecting the business, properties, assets or financial condition of the Company or its Subsidiaries taken as a whole;
(c) any declaration, setting aside or payment of a dividend or other distribution in respect of any of the capital stock of the Company or any direct or indirect redemption, purchase or other acquisition of any of such stock; (d) any strike, lockout, organized labor trouble, or any similar organized labor event or condition of any character involving employees of the Company or its Subsidiaries materially adversely affecting the business, assets, properties or financial condition of the Company and its Subsidiaries taken as a whole; (e) a sale or transfer by the Company of any of its Subsidiaries whether or not material in the aggregate as to which a contract for the sale of substantially all its assets has been executed.

3.8     Compliance with Laws and Regulations.   To the best
knowledge of the Chairman of the Board, the President and the Chief Financial Officer of the Company (the "Management"), neither the
Company nor any of its Subsidiaries has been in violation of any law, ordinance, regulation, order or decree (including, without limitation, any regulations of governmental agencies having jurisdiction or supervision over its business or properties), the violation of which may have a material adverse effect on the business, assets, properties or financial condition of the Company and its Subsidiaries taken as a whole.

3.9     Cooperation with Filings.    The Company covenants to
provide the Purchasers with information concerning the Company necessary to enable it to make all required SEC, insurance regulatory and other filings as required in connection with this Agreement.

3.10 Due Execution; Binding Effect. This Agreement has been duly executed by the Company and is a valid and binding obligation enforceable against the Company in accordance with its terms, except as enforceability therefor may be limited by the exercise of judicial discretion, the laws of bankruptcy, insolvency, reorganization, moratorium, or other similar laws from time to time in effect relating to or affecting generally the enforcement of creditors' rights, and except as enforcement of remedies may be limited by general principles of equity (regardless of whether which enforceability is considered in a proceeding in equity or at law).


	SECTION 4 Compliance with Laws

The Company and each of the Purchasers will use their best efforts to duly comply with all applicable laws requiring compliance by them, respectively, to complete validly the transactions provided for in this Agreement.


	SECTION 5  Representation, Warranties and Covenants of the Purchasers

Each Purchaser jointly and severally represents, warrants and covenants as follows:

5.1     Authority of and Actions by the Purchasers.

(a) Fred C. Avent, Frank H. Avent and each Purchaser set forth on Schedule 1.4, are citizens and residents of the State of South Carolina. The execution and delivery of this Agreement, the purchase of the Shares from the Company, the receipt of the Options and compliance by the Purchasers with all of the other provisions of this Agreement are within the powers and capacity of each Purchaser as an individual citizen and resident.

(b) Each Purchaser has entered into this Agreement on an individual basis. Each Purchaser is purchasing a portion of the Shares in his own capacity. In each case in this Agreement where a right, obligation to act or to forebear from acting, or any other provision is ascribed to the Purchasers collectively, the Purchasers shall act collectively to determine among themselves their relative rights and obligations and the applicability to them of other provisions and advise the Company accordingly in a timely manner. In the absence of such a determination, the Company may, within a reasonable time after it has made a written request that such a determination be made, ascribe such rights and obligations to the Purchasers on the basis of their relative record ownership from time-to-time of the Shares.

(c)     Each Purchaser acknowledges:  (i) receipt of the SEC
Documents, (ii) that the Company has made available to the Purchasers or to the Purchasers' counsel, accountants and other representatives such information and documents as the Purchasers have requested and (iii) that he or his representatives have had full opportunity to discuss the financial and other conditions of the Company and its Subsidiaries with the management of the Company and its Subsidiaries.

5.2     No Violation of Law or Default by Reason of Execution or
Performance of this Agreement. The execution, delivery and performance of this Agreement by the Purchasers will not: (a) violate any applicable law of the United States of America or any other applicable or relevant jurisdiction; or (b) constitute a default or result in a right of acceleration, termination or similar right (i) by any party to any contract, agreement or instrument to which either of the Purchasers is a party (or would, but for the passage of time or the giving of notice, constitute a default or result in such a right of acceleration, termination or similar right) or (ii) under any contract, agreement or instrument to which either Purchaser is a party, except where the violation, default, acceleration, termination or similar right would not have a material adverse effect on the business, assets, properties or financial condition of such Purchaser.


5.3     Securities Act of 1933.

5.3.1   Unregistered Securities.    The Purchasers understand that
the Shares acquired pursuant to this Agreement have not been registered under the Securities Act of 1933 ("Securities Act") or under applicable state securities laws, in reliance upon exemptions thereunder from such registration requirements afforded by Section 4(2) of the Securities Act and Regulation D, governing the offer and sale of securities to accredited investors, and other applicable exemptions. The Purchasers agree that there shall be imprinted on the face of the certificates of the Shares delivered under this Agreement a restrictive legend substantially in the form set forth in Section 5.3.2 below.

5.3.2 Restrictive Legend. The Purchasers understand and agree that any disposition of the Shares in violation of this Agreement, shall be null and void, and that no transfer of the Shares shall be made by the Company's transfer agent upon the Company's stock transfer books unless there has been compliance with the terms of this Agreement. The
Purchasers understand and agree that
there shall be imprinted on the certificates for the Shares a legend substantially in the form as the following:
The shares of common stock represented by this certificate have not been registered under the Securities Act of 1933, as amended and may not be offered or sold unless the shares are registered under the Securities Act of 1933 as amended, or an exemption from the registration requirements under the Securities Act of 1933, as amended, is available.

5.4 The Shares. The Purchasers acknowledge that the Shares have not been registered under the Securities Act. The Purchasers are acquiring beneficial ownership of the Shares for their own account for investment, and not with a view to a distribution. Each Purchaser agrees not to transfer or otherwise dispose of any of the Shares unless such transfer or other disposition is registered under the Securities Act or is exempt from such registration. By reason of the Purchasers' knowledge and experience in financial and business matters, the Purchasers are capable of evaluating the merits and risks of their acquisition hereunder of beneficial ownership of the Shares. The Purchasers have had available such information with respect to Company as deemed necessary or appropriate to make such evaluation. The Purchasers have the financial resources to bear the risk of ownership of the Shares.

5.5     Cooperation With Filings.   The Purchasers covenant to
provide the Company with all information concerning the Purchasers necessary to enable it to make all required SEC, insurance regulatory, and other filings required in connection with this Agreement.

5.6 Due Execution: Binding Effect. This Agreement has been duly executed by or on behalf of each of the Purchasers and is a valid and binding obligation enforceable against the Purchasers and each of them in accordance with its terms, except as enforceability thereof may be limited by the exercise of judicial discretion, the laws of bankruptcy, insolvency, reorganization, moratorium, or other similar laws from time to time in effect relating to or affecting generally the enforcement of creditors' rights, and except as enforcement of remedies may be limited by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

SECTION 6 Additional Covenants of the Company and the Purchasers

6.1     Appointments to the Board; Voting.   Subject to the
fiduciary duties of the directors of the Company: Fred C. Avent and Frank H. Avent and Pepsico, collectively, will be entitled to designate one person for election to the Company's Board of Directors (the "Board").

(a) Prior to the filing by the Company of its preliminary proxy materials for the Annual Meeting, Messrs. Avent shall notify the Company in writing of the name of the person they wish to have elected as director and shall provide to the Company sufficient biographical and other information about such person and his affiliates to allow the members of the Board to determine, in the exercise of their fiduciary duties, whether
such person should be elected to the Board.   If any such person is not
reasonably acceptable to the Board, the Avents may continue to name a person until an acceptable person has been designated (the "Avent Designee"), in which case, the Board shall promptly elect the Avent Designee to the Board to serve until the next meeting of Shareholders of the Company (the "Shareholders") at which directors are elected. Subject to the continuing fiduciary duties of the directors, from time-to-time thereafter, the Board shall nominate Avent Designee determined in this fashion to the Shareholders for election by the Shareholders. Avent Designee, once elected to the Board, shall remain the Avent Designee Director for the entire term of his election, until resignation or until his successor Avent Designee has been duly elected.

(b) The Avents shall have the right to designate one (1) person to the Board for election as Director as long as the Avents' percentage of ownership of the issued and outstanding common stock of the Company is at least 4%. All rights to designate a person to the Board for election as Director shall terminate if the percentage of the ownership of the Avents of the issued and outstanding common stock of the Company is less than 4%.
 In the event that Avents' percentage falls below the minimum requirement set forth in this section, Avents' shall use their best efforts to cause the appropriate designee sitting on the Board to resign.


6.2 Approvals of Certain State Insurance Regulators. If required, the Purchasers and the Company will use their best efforts to prepare and file such applications and take all such other actions as may be reasonable and appropriate, from time to time, to obtain the approvals and consents.


6.3     Restrictions on Resale.    The Purchasers  shall  not  sell,
transfer, assign or otherwise dispose of any Shares (including Shares purchased by exercising Options granted by this Agreement or the Options themselves), other than to a Controlled Corporation (as hereinafter
defined) except as set forth below.    The  Purchasers  shall  not  sell,
transfer, assign or otherwise dispose of their beneficial interest in any Shares, except:
	(1) to the Company or to any Person or Group approved in a resolution adopted by a majority of the Board of Directors of the Company (excluding for such purpose any directors designated by the Purchasers pursuant to Section 6.1);
	(2) subject to Section 7, pursuant to an underwritten public offering of Shares managed by an investment banking firm reasonably acceptable to the Company and registered under the Securities Act;
	(3) in one or more privately negotiated transactions exempt from registration under the Securities Act; provided that prior to making a transfer pursuant to this clause (C), the Purchasers shall obtain a representation from its transferee addressed to the Purchasers and the Company that such Shares are being acquired for investment only;
	 (4) pursuant to Rule 144 under the Securities Act, if applicable;

	 (5) to a corporation of which the Purchasers own not less than 80% of the voting power entitled to be cast in the election of directors (a "Controlled Corporation"); provided that such Controlled Corporation shall expressly assume in a writing duly executed by it and delivered to the Company all of the obligations and restrictions contained in this Agreement pertaining to the Purchasers and shall agree to transfer such Shares to the Purchasers or another Controlled Corporation of the Purchasers if it ceases to be a Controlled Corporation of the Purchasers;
	 (6) in a merger or consolidation in which the Company is acquired, or a plan of liquidation of the Company; or
	 (7) in response to an offer to purchase or exchange for cash or other consideration any Shares (A) which is made by or on behalf of the Company or (B) which is made by or on behalf of any Person or Group and which is approved by the Board of Directors of the Company (excluding for such purpose any director designated by the Purchasers pursuant to Section 6.1) by two business days prior to the expiration of such offer.

Notwithstanding the foregoing, the Purchasers shall not sell in the aggregate pursuant to clause (3) or (4) Shares representing more than 5% of the Outstanding Voting Power of the Company to any Person or Group or sell any Shares to any such Person or Group who shall have on file with the SEC a current statement on Schedule 13D under the Exchange Act reporting its beneficial ownership of 5% or more of the Outstanding Voting Power of the Company.

	SECTION 7  Registration of Shares

7.1 Certain Definitions. The following terms as used in this Section shall have the meanings indicated therefor:

7.1.1 "Demand Registration" means a Registration of all or a portion of the Shares pursuant to subsection 7.2, whether or not the registration statement becomes effective.

7.1.2 "Effective Date" means the date on which a Registration becomes or is declared "effective" by the SEC.

7.1.3 "Piggy-back Registration" means a Registration of all or a portion of the Shares pursuant to subsection 7.3, whether or not the registration statement becomes effective.

7.1.4 "Registration" means preparing a registration statement under the Securities Act and the taking of such other action as shall be reasonable and appropriate to cause the registration provided for in such registration statement to be filed and become effective under the Securities Act, such registration to be filed on any registration statement form for which the Company is eligible and which it elects to utilize.

7.1.5 "Registration Expenses" means all expenses, other than Selling Expenses, incurred by the Company in effecting a Demand Registration or Piggy-back Registration requested pursuant to and otherwise complying with the Company's obligations under this Section, including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel for the Company and of independent public accountants engaged by the Company to conduct any special audits incident to or required to be included in any such Registration.

7.1.6 "Selling Expenses" means all stock transfer taxes and underwriters' discounts and commissions applicable to the sale of all or certain of the Shares by the Purchasers.

7.2     Demand Registration.

7.2.1   Demand for Registration.  Subject to the terms and
conditions of this Section and subsection 6.7, at any time after the filing with the SEC of the Company's Form 10-K for the year ended December
31, 1995, and before December 31, 1999 (the "Registration Period"), the Purchasers may demand that the Company use its best efforts diligently to effect the Registration of Shares requested by the Purchasers. Such demand shall specify the number of Shares to be offered and by whom they will be offered, and shall describe the method of offering and selling such Shares. The Purchasers will collectively be entitled to one Demand
Registration.   The Company shall be entitled to include in any Demand
Registration (a) equity securities to be offered, issued, and sold by the Company and (b) equity securities to be offered and sold by other shareholders.

7.2.2   Limitations  on  Obligation  to  Effect  Demand
Registrations. The Company will not be obligated to file a Demand Registration demanded by Purchasers within 18 months after the Effective Date of a previous Piggy-Back Registration by Purchasers.

7.2.3   The Company's Right to Postpone Registration.  If
any Demand Registration shall be demanded on a date which is after the last day of the fiscal year of the Company and prior to the date on which the Company's auditor's shall certify the Company's financial statements for such year, the Company may postpone the filing of a registration statement pursuant to such request until such certified financial statements shall be
 available.    In addition,  the  Company  may  postpone  the
commencement  of  the preparation  of  such  registration  statement  for  a
 Demand Registration if the Board of Directors of the Company determines in good faith that such Demand Registration (a) might have a material adverse effect on (i) any proposal or plan to engage in any acquisition or disposition of assets (other than in the ordinary course of business) or any purchase of stock, merger, tender offer or similar transaction or (ii) any proposed, contemplated or pending offering of securities by the Company or any of its Subsidiaries or (b) might result in disclosure of non-public information that would not be in the best interests of the Company or its shareholders to disclose at that time. Provided that if the Demand Registration is so postponed, it will not be counted as the Demand
Registration permitted by subsection 7.2.1.

7.3     Piggy-Back Registration.

7.3.1 Notice of Possible Registration of Shares. Each time during the Registration Period that the Company proposes to effect a Registration of any shares of the same class as the Shares, other than a registration on Form S-4 or S-8, or other similar registration form hereafter authorized or prescribed by the SEC, it will give written notice at least 30 days before the proposed filing date therefor to the Purchasers and, upon the written request of the Purchasers given within 10 Business Days after the date of such notice, the Company will, subject to the limitations set forth elsewhere in this section, include in such Registration the Shares which the Purchasers have so requested to be registered. The Purchasers shall collectively be entitled to two Piggy-back Registrations.

7.4     Termination of Registration Rights.   The rights of
Purchasers to a Demand Registration or a Piggy-back Registration will terminate when the Purchasers no longer hold at least 20% of the Shares issued pursuant hereto, adjusted to give effect to stock dividends, stock splits and other similar changes to the capital structure of the Company.

7.5 Registration Procedure. Subject to the limitations set forth elsewhere in this Section, if the Company receives a demand or request to register any Shares pursuant to subsections 7.2 or 7.3 which complies with the terms of this Section, the Company will use its best efforts to:
(a)     in the case of a Demand Registration, as promptly as
possible, and in any event within 90 days after receipt of such demand or request, prepare and file with the SEC a
registration statement providing for the registration of the
Shares which are the subject of such request;
(b) keep any effective registration statement effective and current until the earlier of (i) the completion of the distribution  of  the  Shares  so  registered  or  (ii) expiration of 90 days after the Effective Date;
(c) furnish to the Purchaser such number of copies of a summary prospectus, if any, or other prospectus, including a preliminary prospectus, in conformity with the requirements
of the Securities Act, and such other documents  in  such
numbers  as  the  Purchasers  may reasonably request in
order to facilitate the public sale or other disposition of the
Shares registered;
(d) cooperate with the Purchasers and the Purchasers' counsel to register or qualify the Shares covered by such Registration under the securities or 'blue sky" laws of such states of the
United States as the Purchasers shall reasonably request not to exceed five (5) states and, in any event, at the Purchasers'
expense;
(e)     promptly advise the Purchasers as to the following: (i) the time at which the registration statement or any post-effective amendment  thereto  shall  have  become effective, the time at which any amendment or supplement to the prospectus is
filed with the SEC and the time at which the offering and sale may commence,  (ii)  any request by the SEC for any
amendment to such registration statement  or  the
prospectus  or   for  additional information, and the nature
and substance thereof, and (iii) the issuance by the SEC or any other federal or state governmental authority or court of any order or similar process suspending the effectiveness of such registration statement or the suspension of the qualification of Shares for sale in any jurisdiction, or the initiation (or threat thereof in writing) of any proceedings for that purpose, and the Company will use its best efforts to prevent the issuance of such order or process and, if any such order or process shall be issued, to obtain the withdrawal thereof at the earliest possible time.

7.6     Underwriting.

7.6.1 Underwritten Distribution May be Requested. If (a) the Purchasers make a request for a Demand Registration by means of an underwriting, or (b) if the Company proposes to offer, issue and sell securities of the same class as the Shares in an underwritten distribution by the Company in a Registration covering Shares (whether a Demand
Registration or a Piggy-Back Registration) then, in either case, the right of the Purchasers to Registration of the Purchasers' Shares shall be conditioned, subject to the further terms and conditions hereof, on the Company's best effort to effect the inclusion of the Shares of the Purchasers requested to be so registered in such underwriting; provided, however, that (i) if none of such Shares can be included in such underwriting, the Demand Registration shall not count as the Purchasers' Demand Registration, and (ii) if only a part of such Shares can be included, the Purchasers may promptly withdraw their request for a Demand Registration and the Demand Registration shall not count as the Purchasers' Demand Registration.

7.6.2   Selection of Underwriters.   The Company shall
have the sole right to select the managing underwriter to effect any underwritten distribution of the Shares.

7.6.3   Underwriting Agreement.   In the case of an
underwritten Registration, the Company and the Purchasers shall enter into an underwriting agreement in customary form with the underwriter or underwriters selected in accordance with this Section and shall agree not to effect any public sale or distribution of securities of the same class as the Shares other than as part of such underwriting within 90 days (or such other period as may be negotiated) after the Effective Date of such registration statement.

7.6.4   Limitation  on  Shares  to  be  Included  in  an
Underwritten Registration.  If the managing underwriter advises the
Company in writing that marketing factors require a limitation of the number of Shares to be underwritten, then the Company will provide a copy of such writing to the Purchasers and the Purchasers shall be entitled
to consult with the underwriters concerning such advice.   As to either a
Demand Registration or a Piggy-back Registration, the Purchasers shall be entitled to sell only the maximum number of Shares that may, in the opinion of such underwriters after such consultation with the Purchasers, be sold by the Purchasers.


7.7     Expenses.

7.7.1   Registration Expenses.   Except as  otherwise
expressly provided in this subsection, the Company will bear Registration Expenses for a Registration commenced or completed pursuant to this Section; provided that the Company shall not be required to pay
Registration Expenses incurred in connection with a Demand Registration which demand was subsequently withdrawn by the Purchaser, except in the case of a withdrawal made (a) less than 20 Business Days after the submission of such demand for a Demand Registration, (b) subsequent to a postponement pursuant to subsection 7.2.3, where such withdrawal is made within 20 Business Days after notice of such postponement has been given to the Purchasers, by the Company or the managing underwriter,
(c) subsequent to a failure to include Shares in an underwritten offering as provided in subsection 7.6.1 where such withdrawal is made by the Purchasers within 20 business days after notice of such failure has been given to the Purchasers or (d) subsequent to a limitation on the number of Shares to be underwritten pursuant to subsection 7.6.4, where such withdrawal is made by the Purchasers within 20 Business Days after notice of such limitations has been given to the Purchaser by the Company or the managing underwriter. Such Registration Expenses not to be borne by the Company pursuant to this subsection 7.7.1 will be borne by the Purchasers; provided, however, that the Purchasers shall not bear such expenses if, after withdrawal by the Purchasers, the Company shall continue the Registration as to securities to be issued by it or to be sold by other existing shareholders of the Company.

7.7.2   Selling Expenses.   All Selling Expenses in
connection with any Registration commenced or completed pursuant to this Section will be borne by the Purchaser.

7.7.3   Mitigation of Company's Obligations.  (a) The
Company shall have no obligation to bear Registration Expenses if the Company is informed by the South Carolina Insurance Department that it will not allow any direct or indirect Subsidiary of the Company to pay a dividend or make a distribution to the Company to provide funds for the payment of Registration
Expenses.   The Company agrees to use its best efforts to cause such
Department to give its approval of such a dividend or distribution.
(b) If the Company is relieved from bearing any Registration Expenses pursuant to this subsection, the Purchasers may assume the obligation to pay such Registration Expenses and the Company will proceed with the Registration.
(c) If, within three years of the Effective Date of a Registration for which the Purchasers bore the Registration Expenses which otherwise would have been borne by the Company, the Company has funds available to it, it will upon request reimburse the Purchasers for such Registration Expenses borne by them.

7.8     Indemnification.

7.8.1 Indemnification by the Company. In each case of a Registration of Shares pursuant to the registration rights granted hereby, the Company will indemnify, save and hold harmless the Purchasers, each underwriter thereof, and each officer and director of any such underwriter from and against any claim, damage, loss, settlement, or liability, arising out of or based on any untrue statement or alleged untrue statement of a material fact contained in any registration statement, any summary prospectus, prospectus or preliminary prospectus contained therein or any amendment or supplement thereto (including, in each case, documents incorporated therein by reference) or arising out of or based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made, and will reimburse each such person for all legal or other expenses reasonably incurred in connection with the investigation or defense of any such claim, damage, loss or liability; provided, however, that the Company will not be liable in any such case to the extent that such claim, damage, loss or liability arises out of or is based upon any untrue statement, alleged untrue statement, omission or alleged omission, made in or omitted from such materials in reliance upon and in conformity with written information in regard to the person or entity seeking indemnification which information was furnished to the Company specifically for use in the preparation of such registration statement, summary prospectus, prospectus or preliminary prospectus or any amendment or supplement thereto by the Purchasers, any underwriter or other person, or their respective agents; and provided further that the foregoing indemnification with respect to a preliminary prospectus shall not inure to the benefit of any underwriter from whom the person asserting any such claim, damage, loss or liability purchased any of Shares if a copy of the final prospectus had not been sent or given to such person at or prior to written confirmation of the sale of such Shares to such per-son and the untrue statement or omission of a material fact contained in such preliminary prospectus was corrected in the final prospectus.

7.8.2 Indemnification by the Purchasers. The Purchasers will indemnify, save and hold harmless the Company, each officer and director of the Company and each person who controls the Company within the meaning of the Securities Act to the same extent (and subject to the same limitations) as the foregoing indemnity from the Company to the Purchasers, but only with respect to information relating to the Purchasers and furnished to the Company by the Purchasers or their agents specifically for use in any registration statement, any summary prospectus, prospectus, or preliminary prospectus contained therein or any amendment or supplement thereto including, in each case, the documents incorporated therein by reference.

7.8.3   Counsel Fees and Expenses: Settlements.  In case
any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnification may be sought pursuant to this Section (the "Indemnified Party"), such Indemnified Party shall promptly notify the person from whom such indemnity may be sought (the "Indemnifying Party") in writing and the Indemnifying Party, at its election, may retain counsel reasonably satisfactory to the Indemnified Party to represent both the Indemnifying Party and the Indemnified
Party in such proceeding. In any such proceeding, the Indemnified Party shall have the right to retain counsel in addition to counsel provided pursuant to the preceding sentence, but the fees and expenses of such additional counsel shall be at the expense of such Indemnified Party unless
(a) the Indemnifying Party has agreed to the retention of such additional counsel at its expense or (b) the named parties (including any impleaded parties) to any such proceeding include both the Indemnifying Party and the Indemnified Party (or another person), the Indemnifying Party proposes that the same additional counsel represent both the Indemnifying Party and the Indemnified Party (or such other person),  and representation of both such persons by the same counsel would be inappropriate due to actual or potential differing interests between them. Except as provided in the preceding sentence, the Indemnifying Party will not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the fees and expenses of more than one firm qualified in such jurisdiction to act as counsel for all such Indemnified Parties. Such firm shall be approved as satisfactory in writing by the Purchasers in the case of Indemnified Parties indemnified pursuant to subsection 7.8.1 and by the Company in the
case of Indemnified Parties indemnified pursuant to subsection 7.8.2.   The
Indemnifying Party shall not be liable for any settlement of any litigation or proceeding effected without the Indemnifying Party's written consent.
The Indemnifying Party will not, without the Indemnified Party's written consent, settle or compromise any proceeding or consent to entry of any judgment which would impose an injunction or other equitable relief upon such Indemnified Party or which does not include as an unconditional term thereof the release of such Indemnified Party from all liability in respect
to such proceeding.   In the event that the Indemnifying Party, within a
reasonable time after notice of any such proceeding, fails to provide counsel, the Indemnified Party shall have the right (upon further notice to the Indemnifying Party) to retain counsel and undertake the defense, compromise or settlement of such proceeding for the account of the Indemnifying Party, subject to the right of the Indemnifying Party to assume the defense of such proceeding at any time prior to settlement, compromise or final determination thereof. The cost and expense of counsel so retained by the Indemnified Party shall be borne by the Indemnifying Party, and the Indemnifying Party shall be bound by, and shall pay the amount of, any settlement, compromise, final determination, or judgment reached while the Indemnified Party was represented by counsel retained by the Indemnified Party pursuant to this Section.

7.8.4   Other Terms  Required  by Underwriters.    The
indemnification pursuant to the foregoing provisions of this Section shall be on such other terms and conditions as are at the time customary and reasonably required by underwriters in public offerings, including providing for contribution in the event indemnification provided for in this Section is unavailable or insufficient, all as shall be set forth in an underwriting agreement between the Company, the Purchasers and the underwriter.

7.9 Provision of Information by Purchasers. In connection with any Registration to be effected pursuant to this Agreement, the Purchasers shall furnish the Company such written information regarding the Purchasers as the Company may request in writing, which information shall be required in connection with any registration, qualification or compliance referred to in this Agreement for inclusion in the registration statement (and the prospectus included therein).

7.10    Agreements of the Purchasers.   If requested by the
Company, the Purchasers will execute and deliver to the Company an agreement, in form reasonably satisfactory to the Company, that the Purchasers will comply with all applicable prospectus delivery requirements of the Securities Act and all anti-stabilization, manipulation and similar provisions of the Securities Exchange Act and any rules promulgated thereunder, and will furnish to the Company information about sales made in such public offering. The Company's obligations to effect the Registration of Shares of the Purchasers under this Agreement shall be conditioned upon the Purchasers' complying with the foregoing provisions.

7.11    Market  Standstill  Agreement.    In  addition  to  the
provisions of subsection 7.6.3, if requested by the Company or by the managing underwriter in respect of any Registration provided for in this Section, the Purchasers will agree not to sell or otherwise transfer or dispose of any Shares (or other securities of the Company) held by them during the ninety (90) day period following the effective date of any registration statement filed in respect of any Registration or such other
period  as may be negotiated with the underwriter.   Such agreement shall
be in writing and in form reasonably satisfactory to the Company and such
managing  underwriter.    The  Company  may  impose  stop-transfer
instructions with respect to the Shares (or other securities) subject to the foregoing restrictions until the end of such ninety (90) day or other period


	SECTION 8 Indemnification by the Company

8.1 Indemnification. In addition to the provisions for indemnity by the Company pursuant to subsection 7.8.1 and 7.8.3 and 7.8.4, the Company will indemnify, save and hold the Purchasers harmless against any claim, damage, loss, settlement, or liability resulting from any material misrepresentation, breach of warranty or nonfulfillment of any covenant or agreement on the part of the Company contained in this Agreement or in any statement or certificate furnished or to be furnished to the Purchasers pursuant hereto or in connection with the transactions contemplated hereby and any actions, judgments, costs and expenses incident to the foregoing.
The parties agree that indemnification as set forth in this Section 8 shall be the exclusive remedy for any such misrepresentation, breach of warranty or nonfulfillment of any covenant or agreement on the part of the Company.


	SECTION 9 Indemnification By The Purchasers

9.1 Indemnification. In addition to the provisions for indemnity by the Purchasers pursuant to subsection 7.8.2, the Purchasers will indemnify, save and hold the Company harmless against any damage resulting from any material misrepresentation, breach of warranty or nonfulfillment of any covenant or agreement on the part of the Purchasers contained in this Agreement or in any statement or certificate furnished or to be furnished to the Company pursuant hereto or in connection with the transactions contemplated hereby and any actions, judgments, costs and expenses incident to the foregoing. The parties agree that indemnification as set forth in this Section 9 shall be the exclusive remedy for any such misrepresentation, breach of warranty or nonfulfillment of any covenant or agreement on the part of the Company.

9.2 Payment of Indemnification Claim. The Purchasers shall indemnify the Company within 90 days of the final determination of the damage or sum subject to such indemnification.


	SECTION 10 Nature and Survival of Representations

All representations, warranties and covenants made by the Company or the Purchasers, except covenants which by their terms extend beyond such date, will survive the Closing hereunder until termination of the escrow account.


	SECTION 11  Governing Law; Jurisdiction; Venue; Service of Process

(a) This Agreement will be construed in accordance with and governed by the laws of the State of South Carolina. Both parties agree to submit to the jurisdiction of the Court of Common
Pleas for Richland County, Columbia, South Carolina in settlement of any dispute or controversy arising under or in connection with this Agreement.


	SECTION 12  Parties in Interest; Assignment

This Agreement shall be binding upon and inure to the benefit of the parties hereto and to each of their respective successors or permitted assigns, but this Agreement and the rights and obligations under this Agreement shall not be assignable by either the Company or any of the Purchasers without written consent of the other party.


	SECTION 13  Entire Agreement

This Agreement contains the entire agreement between the parties hereto with respect to the purchase and sale of the Shares and the granting of Options for the Additional Shares provided for herein and supersedes any prior agreements or understandings between or among any of the parties hereto relating to the subject matter hereof.


	SECTION 14   Notices

All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given when received, and shall be given (i) in person, (ii) by United States Certified Mail, Return Receipt Requested or (iii) by an independent messenger service which obtains a receipt upon delivery to a party at the following addresses or to such other address as a party may hereafter specify by notice:

if to the Company:

The Seibels Bruce Group, Inc.
1501 Lady Street
Columbia, South Carolina 29201

Attn:  Ernst N. Csiszar, President and Chief Executive
Officer
Fax#:  803-748-2309

with copies to:

John C. West, Jr., Esquire
P.O. Box 661
Camden, South Carolina 29020
Fax#:  803-432-0550





if to the Purchasers:

Fred C. Avent
Frank H. Avent

Florence, SC
Fax#:



	SECTION 15  Modification

No amendment or modification of or supplement to this Agreement will be effective unless it is in writing and duly executed by each party to be charged thereunder.


	SECTION 16 Counterparts

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.


IN WITNESS WHEREOF, the parties have executed this Agreement on the date first above-written.


 THE SEIBELS BRUCE GROUP, INC.

By: /s/Ernst N. Csiszar
    -------------------
    Ernst N. Csiszar
    President and Chief Executive Officer


     THE  PURCHASERS

By:/s/Fred C. Avent
   __________________
      Fred C. Avent

By:/s/ Frank H. Avent
   __________________
      Frank H. Avent


      PEPSICO OF FLORENCE

By:/s/Fred C. Avent
   __________________
   Fred C. Avent
   President





	SCHEDULE 1.4

	LIST OF PURCHASERS


Fred C. Avent                      75,000 Shares

Frank H. Avent                    160,000 Shares

Pepsico of Florence             1,000,000 Shares




FOR A TOTAL OF 1,235,000 SHARES


Each Purchaser shall receive an option to purchase one (1) share of stock for each share purchased at closing.




EXHIBIT 10.5


STOCK PURCHASE AGREEMENT


This Stock Purchase Agreement, dated as of March 28, 1996, is made between Junius DeLeon Finklea, Joseph K. Newsom, Sr., Mark J. Ross, Larry M. Brice, J. Howard Stokes, Winston Y. Godwin, IRA, Peter
D. and Vera C. Hyman, (collectively the "Purchasers"), and The Seibels Bruce Group, Inc., a South Carolina corporation (the "Company").

WITNESSETH:

WHEREAS, the Company proposes to issue and sell up to 400,000 shares (the "Shares"), of the common stock par value $1.00 per share of the Company to the Purchasers at a price of $2.00 per share;

WHEREAS, the Company proposes to issue to the Purchasers as additional consideration for the purchase of the Shares, options to purchase up to an additional 400,000 Shares (the "Additional Shares"), of the Company's common stock upon the following terms and conditions;
Options for up to 400,000 Shares shall be exercisable at the greater of either book value or $2.50 per share. These options shall expire on December 31, 2000.

WHEREAS, the Company desires to sell the Shares and grant the Options to the Purchasers and the Purchasers desire to purchase the Shares and receive Options for the Additional Shares from the Company;

NOW, THEREFORE, subject to the terms and conditions hereof and in consideration of the premises and the promises, representations, warranties and covenants contained herein, the Purchasers and the Company, hereto agree as follows:


SECTION 1 Purchase, Sale of Stock and Granting of Options

1.1 Purchase and Sale of Shares at the Closing. Upon the terms and subject to the conditions of this Agreement, at the Closing, the Company will sell to the Purchasers, and the Purchasers will purchase from the Company, the Shares, subject to the terms and conditions of paragraph 1.4.

1.2     Granting of Options For the Additional Shares.  The
Company will grant to the Purchasers the Options for the Additional
Shares, as hereinabove set forth, immediately following the special meeting of shareholders contemplated to take place on May _____, 1996.

1.3     Payment.        Purchasers will be deemed to have paid for
the Shares and Options for the Additional Shares by having delivered to the Company, up to $800,000.00 dollars cash in certified funds.
Each individual has agreed to purchase stock and options in the amount set forth next to his name. The Company shall not be liable to any individual whose name is set forth on Schedule 1.4 for any reason whatsoever if the said individual fails to deliver the purchase price to the Company within the time set forth by this Agreement. At closing, each Purchaser shall receive stock certificates and a letter confirming options in his name for the number of shares purchased.


SECTION 2 Closing

2.1 Closing. The closing for the purchase and sale of the Shares and the granting of the Options (the "Closing"), will be held at the offices of the Company, 1501 Lady Street, Columbia, South Carolina 29202, at
10:00 a.m. local time on March 29, 1996, and shall be completed and effective as of the Closing date.

2.2     Deliveries at the Closing.
(a) The Purchasers shall deliver up to $800,000.00 dollars in certified funds, made payable to The Seibels Bruce Group, Inc.
(b) The Company shall deliver to Purchasers, stock certificates for up to 400,000 shares.
(c) The Purchasers and the Company shall deliver to each other, opinions of counsel, and such other documents as are usual in transactions of the nature contemplated by this Agreement and as may be reasonably required by counsel.


SECTION 3 Representations, Warranties and Covenants by the Company

The Company represents, warrants and covenants to the Purchasers as follows:

3.1 Authority. The execution and delivery of this Agreement, the issuance and sale of the Shares by the Company and compliance by the Company with all of the other provisions of this Agreement: (a) are within the corporate power and authority of the Company and (b) have been duly authorized by all requisite proceedings of the Board of Directors of the Company.

3.2     No Violation of Law or Default by Reason of Execution or
Performance of this Agreement. The execution, delivery and performance of this Agreement by the Company will not: (a) violate any applicable law, rule or regulation; or (b) constitute a default or result in a right of acceleration, termination or similar right (i) by any party to any contract, agreement or instrument to which the Company or a Subsidiary is a party
(or would, but for the passage of time or the giving of notice, constitute a default or result in such a right of acceleration, termination or similar right) or (ii) under the certificate (or articles) of incorporation or bylaws of the Company or its Subsidiaries except, in each case, (A) with respect to matters requiring the approvals referred to in subsection 3.4 hereof and (B) where the violation, default, acceleration, termination or similar right would not have a material adverse effect on the business, assets, properties or financial condition of the Company and its Subsidiaries taken as a whole.

3.3     Approvals and Consents.  Except as set forth on Schedule
3.3, the Schedule of the Company's Required Approvals and Consents, no approval, consent or authorization of, or declaration or filing with, any governmental or judicial authority, or any third party is required in connection with the execution and delivery of this Agreement by the Company or the performance of this Agreement by the Company or the performance of this Agreement by the Company.

3.4     SEC Reports.    The Company has furnished to the
Purchasers copies of its (a) Form 10-K filed with the Securities and Exchange Commission the (the "SEC"), for the fiscal year ended on December 31, 1994, (b) its Quarterly Report on Form 10-Q filed with the
SEC for each quarter ended on or after September 30, 1995, and (c) its proxy statement and Annual Report relating to the Company's 1995 Annual Meeting of Shareholders (collectively, the "SEC Documents").
(a) Each of the SEC Documents has been filed, and when filed the Company was in compliance in all material aspects with the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations of the SEC thereunder applicable to each such SEC Document. Each of the SEC
Documents was complete and correct in all material respects as of its date and, as of its date, did not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

3.5 Financial Statements. The financial statements of the Company included in the SEC Documents: (a) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (b) have been prepared in accordance with generally accepted accounting principles applied on a consistent basis for the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by applicable SEC rules and regulations and at the time of their filing, based on information then known to the Company), (c) are presented fairly in all material respects (subject, in the case of the unaudited statements, to normal recurring interim audit adjustments) and present (i) the consolidated financial position of the Company and its consolidated Subsidiaries at the date thereof, (ii) the consolidated results of their operations and (iii) their cash flows for the periods then ended.

3.6 No Undisclosed Liabilities. As of the date of the latest financial statement of the Company and its Subsidiaries contained in the most recent SEC Document containing financial statements, neither the Company nor its Subsidiaries had any liability or obligation of any nature, including contingent liabilities or obligations, required to be disclosed by generally accepted accounting principles or the rules and regulations of the SEC, including liabilities for taxes (including any interest or penalties relating thereto), in respect of or measured by the income of any such corporation for any period prior to the date thereof, except (a) to the extent reflected or recorded in the SEC Documents, (b) as disclosed in this Agreement or any Schedule hereto, or (c) if such liability or obligation would not have a material adverse effect on the business, assets, properties or financial condition of the Company and its Subsidiaries taken as a whole.

3.7 No Material Adverse Changes. Since the date of the most recent SEC Document, there has not been; (a) any material adverse change in the financial or other condition, assets, liabilities or business of the Company and its Subsidiaries, taken as a whole, except for (i) the establishment of additional reserves for losses and claims on policies of insurance written or reinsured by any of the Company's insurance company Subsidiaries, (ii) the increase of existing reserves for losses and claims on policies of insurance written or reinsured by any of the Company's insurance company Subsidiaries, and (iii) changes occurring in the ordinary course of business, including, but not limited to, claims made and losses paid or payable by the Company with regard to the rights of insureds under policies of insurance written or reinsured by the Company or any of its Subsidiaries (b) any damage, destruction or loss (whether or not covered by insurance) materially adversely affecting the business, properties, assets or financial condition of the Company or its Subsidiaries taken as a whole;
(c) any declaration, setting aside or payment of a dividend or other distribution in respect of any of the capital stock of the Company or any direct or indirect redemption, purchase or other acquisition of any of such stock; (d) any strike, lockout, organized labor trouble, or any similar organized labor event or condition of any character involving employees of the Company or its Subsidiaries materially adversely affecting the business, assets, properties or financial condition of the Company and its Subsidiaries taken as a whole; (e) a sale or transfer by the Company of any of its Subsidiaries whether or not material in the aggregate as to which a contract for the sale of substantially all its assets has been executed.

3.8 Compliance with Laws and Regulations. To the best knowledge of the Chairman of the Board, the President and the Chief Financial Officer of the Company (the "Management"), neither the
Company nor any of its Subsidiaries has been in violation of any law, ordinance, regulation, order or decree (including, without limitation, any regulations of governmental agencies having jurisdiction or supervision over its business or properties), the violation of which may have a material adverse effect on the business, assets, properties or financial condition of the Company and its Subsidiaries taken as a whole.

3.9 Cooperation with Filings. The Company covenants to provide the Purchasers with information concerning the Company necessary to enable it to make all required SEC, insurance regulatory and other filings as required in connection with this Agreement.

3.10 Due Execution; Binding Effect. This Agreement has been duly executed by the Company and is a valid and binding obligation enforceable against the Company in accordance with its terms, except as enforceability therefor may be limited by the exercise of judicial discretion, the laws of bankruptcy, insolvency, reorganization, moratorium, or other similar laws from time to time in effect relating to or affecting generally the enforcement of creditors' rights, and except as enforcement of remedies may be limited by general principles of equity (regardless of whether which enforceability is considered in a proceeding in equity or at law).


SECTION 4   Compliance with Laws

The Company and each of the Purchasers will use their best efforts to duly comply with all applicable laws requiring compliance by them, respectively, to complete validly the transactions provided for in this Agreement.


SECTION 5 Representation, Warranties and Covenants of the Purchasers

Each Purchaser jointly and severally represents, warrants and covenants as follows:

5.1     Authority of and Actions by the Purchasers.
(a) Fred C. Avent, Frank H. Avent and each Purchaser set forth on Schedule 1.4, are citizens and residents of the State of South Carolina. The execution and delivery of this Agreement, the purchase of the Shares from the Company, the receipt of the Options and compliance by the Purchasers with all of the other provisions of this Agreement are within the powers and capacity of each Purchaser as an individual citizen and resident.
(b) Each Purchaser has entered into this Agreement on an individual basis. Each Purchaser is purchasing a portion of the Shares in his own capacity. In each case in this Agreement where a right, obligation to act or to forebear from acting, or any other provision is ascribed to the Purchasers collectively, the Purchasers shall act collectively to determine among themselves their relative rights and obligations and the applicability to them of other provisions and advise the Company accordingly in a timely manner. In the absence of such a determination, the Company may, within a reasonable time after it has made a written request that such a determination be made, ascribe such rights and obligations to the Purchasers on the basis of their relative record ownership from time-to-time of the Shares.
(c) Each Purchaser acknowledges: (i) receipt of the SEC Documents, (ii) that the Company has made available to the Purchasers or to the Purchasers' counsel, accountants and other representatives such information and documents as the Purchasers have requested and (iii) that he or his representatives have had full opportunity to discuss the financial and other conditions of the Company and its Subsidiaries with the management of the Company and its Subsidiaries.

5.2     No Violation of Law or Default by Reason of Execution or
Performance of this Agreement. The execution, delivery and performance of this Agreement by the Purchasers will not: (a) violate any applicable law of the United States of America or any other applicable or relevant jurisdiction; or (b) constitute a default or result in a right of acceleration, termination or similar right (i) by any party to any contract, agreement or instrument to which either of the Purchasers is a party (or would, but for the passage of time or the giving of notice, constitute a default or result in such a right of acceleration, termination or similar right) or (ii) under any contract, agreement or instrument to which either Purchaser is a party, except where the violation, default, acceleration, termination or similar right would not have a material adverse effect on the business, assets, properties or financial condition of such Purchaser.

5.3     Securities Act of 1933.

5.3.1 Unregistered Securities. The Purchasers understand that the Shares acquired pursuant to this Agreement have not been registered under the Securities Act of 1933 ("Securities Act") or under applicable state securities laws, in reliance upon exemptions thereunder from such registration requirements afforded by Section 4(2) of the Securities Act and Regulation D, governing the offer and sale of securities to accredited investors, and other applicable exemptions. The Purchasers agree that there shall be imprinted on the face of the certificates of the Shares delivered under this Agreement a restrictive legend substantially in the form set forth in Section 5.3.2 below.

5.3.2 Restrictive Legend. The Purchasers understand and agree that any disposition of the Shares in violation of this Agreement, shall be null and void, and that no transfer of the Shares shall be made by the Company's transfer agent upon the Company's stock transfer books unless there has been compliance with the terms of this Agreement. The
Purchasers understand and agree that there shall be imprinted on the certificates for the Shares a legend substantially in the form as the following:
The shares of common stock represented by this certificate have not been registered under the Securities Act of 1933, as amended and may not be offered or sold unless the shares are registered under the Securities Act of 1933 as amended, or an exemption from the registration requirements under the Securities Act of 1933, as amended, is available.

5.4 The Shares. The Purchasers acknowledge that the Shares have not been registered under the Securities Act. The Purchasers are acquiring beneficial ownership of the Shares for their own account for investment, and not with a view to a distribution. Each Purchaser agrees not to transfer or otherwise dispose of any of the Shares unless such transfer or other disposition is registered under the Securities Act or is exempt from such registration. By reason of the Purchasers' knowledge and experience in financial and business matters, the Purchasers are capable of evaluating the merits and risks of their acquisition hereunder of beneficial ownership of the Shares. The Purchasers have had available such information with respect to Company as deemed necessary or appropriate to make such evaluation. The Purchasers have the financial resources to bear the risk of ownership of the Shares.

5.5 Cooperation With Filings. The Purchasers covenant to provide the Company with all information concerning the Purchasers necessary to enable it to make all required SEC, insurance regulatory, and other filings required in connection with this Agreement.

5.6 Due Execution: Binding Effect. This Agreement has been duly executed by or on behalf of each of the Purchasers and is a valid and binding obligation enforceable against the Purchasers and each of them in accordance with its terms, except as enforceability thereof may be limited by the exercise of judicial discretion, the laws of bankruptcy, insolvency, reorganization, moratorium, or other similar laws from time to time in effect relating to or affecting generally the enforcement of creditors' rights, and except as enforcement of remedies may be limited by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).


SECTION 6 Additional Covenants of the Company and the Purchasers

6.1 Approvals of Certain State Insurance Regulators. If required, the Avents and the Company will use their best efforts to prepare and file such applications and take all such other actions as may be reasonable and appropriate, from time to time, to obtain the approvals and consents.

6.2 Restrictions on Resale. The Purchasers shall not sell, transfer, assign or otherwise dispose of any Shares (including Shares purchased by exercising Options granted by this Agreement or the Options themselves), other than to a Controlled Corporation (as hereinafter defined) except as set forth below. The Purchasers shall not sell, transfer, assign or otherwise dispose of their beneficial interest in any Shares, except:
(1) to the Company or to any Person or Group approved in a resolution adopted by a majority of the Board of Directors of the Company (excluding for such purpose any directors designated by the Purchasers pursuant to Section 6.1);
(2) subject to Section 7, pursuant to an underwritten public offering of Shares managed by an investment banking firm reasonably acceptable to the Company and registered under the Securities Act;
(3) in one or more privately negotiated transactions exempt from registration under the Securities Act;
provided that prior to making a transfer pursuant to this clause (C), the Purchasers shall obtain a representation from its transferee addressed to the Purchasers and the Company that such Shares are being acquired for investment only;
(4) pursuant to Rule 144 under the Securities Act, if applicable;
(5) to a corporation of which the Purchasers own not less than 80% of the voting power entitled to be cast in the election of directors (a "Controlled
Corporation"); provided that such Controlled
Corporation shall expressly assume in a writing duly executed by it and delivered to the Company all of the obligations and restrictions contained in this Agreement pertaining to the Purchasers and shall agree to transfer such Shares to the Purchasers or another Controlled Corporation of the Purchasers if it ceases to be a Controlled Corporation of the Purchasers;
(6) in a merger or consolidation in which the Company is acquired, or a plan of liquidation of the Company;
or
(7) in response to an offer to purchase or exchange for cash or other consideration any Shares (A) which is made by or on behalf of the Company or (B) which is made by or on behalf of any Person or Group and which is approved by the Board of Directors of the Company (excluding for such purpose any director designated by the Purchasers pursuant to Section

6.1) by two business days prior to the expiration of such offer.
Notwithstanding the foregoing, the Purchasers shall not sell in the aggregate pursuant to clause (3) or (4) Shares representing more than 5% of the Outstanding Voting Power of the Company to any Person or Group or sell any Shares to any such Person or Group who shall have on file with the SEC a current statement on Schedule 13D under the Exchange Act reporting its beneficial ownership of 5% or more of the Outstanding Voting Power of the Company.


SECTION 7 Registration of Shares

7.1 Certain Definitions. The following terms as used in this Section shall have the meanings indicated therefor:

7.1.1 "Demand Registration" means a Registration of all or a portion of the Shares pursuant to subsection 7.2, whether or not the registration statement becomes effective.

7.1.2 "Effective Date" means the date on which a Registration becomes or is declared "effective" by the SEC.

7.1.3 "Piggy-back Registration" means a Registration of all or a portion of the Shares pursuant to subsection 7.3, whether or not the registration statement becomes effective.

7.1.4 "Registration" means preparing a registration statement under the Securities Act and the taking of such other action as shall be reasonable and appropriate to cause the registration provided for in such registration statement to be filed and become effective under the Securities Act, such registration to be filed on any registration statement form for which the Company is eligible and which it elects to utilize.

7.1.5 "Registration Expenses" means all expenses, other than Selling Expenses, incurred by the Company in effecting a Demand Registration or Piggy-back Registration requested pursuant to and otherwise complying with the Company's obligations under this Section, including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel for the Company and of independent public accountants engaged by the Company to conduct any special audits incident to or required to be included in any such Registration.

7.1.6 "Selling Expenses" means all stock transfer taxes and underwriters' discounts and commissions applicable to the sale of all or certain of the Shares by the Purchasers.

7.2     Demand Registration.

7.2.1 Demand for Registration. Subject to the terms and conditions of this Section and subsection 6.7, at any time after the filing with the SEC of the Company's Form 10-K for the year ended December
31, 1995, and before December 31, 1999 (the "Registration Period"), the Purchasers may demand that the Company use its best efforts diligently to effect the Registration of Shares requested by the Purchasers. Such demand shall specify the number of Shares to be offered and by whom they will be offered, and shall describe the method of offering and selling such Shares. The Purchasers will collectively be entitled to one Demand Registration. The Company shall be entitled to include in any Demand Registration (a) equity securities to be offered, issued, and sold by the Company and (b) equity securities to be offered and sold by other shareholders.

7.2.2   Limitations on Obligation to Effect Demand
Registrations. The Company will not be obligated to file a Demand Registration demanded by Purchasers within 18 months after the Effective Date of a previous Piggy-Back Registration by Purchasers.

7.2.3 The Company's Right to Postpone Registration. If any Demand Registration shall be demanded on a date which is after the last day of the fiscal year of the Company and prior to the date on which the Company's auditor's shall certify the Company's financial statements for such year, the Company may postpone the filing of a registration statement pursuant to such request until such certified financial statements shall be available. In addition, the Company may postpone the commencement of the preparation of such registration statement for a Demand Registration if the Board of Directors of the Company determines in good faith that such Demand Registration (a) might have a material adverse effect on (i) any proposal or plan to engage in any acquisition or disposition of assets (other than in the ordinary course of business) or any purchase of stock, merger, tender offer or similar transaction or (ii) any proposed, contemplated or pending offering of securities by the Company or any of its Subsidiaries or (b) might result in disclosure of non-public information that would not be in the best interests of the Company or its shareholders to disclose at that time. Provided that if the Demand Registration is so postponed, it will not be counted as the Demand Registration permitted by subsection 7.2.1.

7.3     Piggy-Back Registration.

7.3.1 Notice of Possible Registration of Shares. Each time during the Registration Period that the Company proposes to effect a Registration of any shares of the same class as the Shares, other than a registration on Form S-4 or S-8, or other similar registration form hereafter authorized or prescribed by the SEC, it will give written notice at least 30 days before the proposed filing date therefor to the Purchasers and, upon the written request of the Purchasers given within 10 Business Days after the date of such notice, the Company will, subject to the limitations set forth elsewhere in this section, include in such Registration the Shares which the Purchasers have so requested to be registered. The Purchasers shall collectively be entitled to two Piggy-back Registrations.

7.4     Termination of Registration Rights.  The rights of
Purchasers to a Demand Registration or a Piggy-back Registration will terminate when the Purchasers no longer hold at least 20% of the Shares issued pursuant hereto, adjusted to give effect to stock dividends, stock splits and other similar changes to the capital structure of the Company.

7.5 Registration Procedure. Subject to the limitations set forth elsewhere in this Section, if the Company receives a demand or request to register any Shares pursuant to subsections 7.2 or 7.3 which complies with the terms of this Section, the Company will use its best efforts to:
(a) in the case of a Demand Registration, as promptly as possible, and in any event within 90 days after receipt of such demand or request, prepare and file with the SEC a registration statement providing for the registration of the Shares which are the subject of such request;
(b) keep any effective registration statement effective and current until the earlier of (i) the completion of the distribution of the Shares so registered or
(ii) expiration of 90 days after the Effective Date;
(c) furnish to the Purchaser such number of copies of a summary prospectus, if any, or other prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents in such numbers as the Purchasers may reasonably request in order to facilitate the public sale or other disposition of the Shares registered;
(d) cooperate with the Purchasers and the Purchasers' counsel to register or qualify the Shares covered by such Registration under the securities or "blue sky" laws of such states of the United States as the Purchasers shall reasonably request not to exceed five (5) states and, in any event, at the Purchasers' expense;
(e)     promptly advise the Purchasers as to the following:
(i) the time at which the registration statement or any post-effective amendment thereto shall have become effective, the time at which any amendment or supplement to the prospectus is filed with the SEC and the time at which the offering and sale may commence, (ii) any request by the SEC for any amendment to such registration statement or the prospectus or for additional information, and the nature and substance thereof, and (iii) the issuance by the SEC or any other federal or state governmental authority or court of any order or similar process suspending the effectiveness of such registration statement or the suspension of the qualification of Shares for sale in any jurisdiction, or the initiation (or threat thereof in writing) of any proceedings for that purpose, and the Company will use its best efforts to prevent the issuance of such order or process and, if any such order or process shall be issued, to obtain the withdrawal thereof at the earliest possible time.

7.6     Underwriting.

7.6.1 Underwritten Distribution May be Requested. If (a) the Purchasers make a request for a Demand Registration by means of an underwriting, or (b) if the Company proposes to offer, issue and sell securities of the same class as the Shares in an underwritten distribution by the Company in a Registration covering Shares (whether a Demand
Registration or a Piggy-Back Registration) then, in either case, the right of the Purchasers to Registration of the Purchasers' Shares shall be conditioned, subject to the further terms and conditions hereof, on the Company's best effort to effect the inclusion of the Shares of the Purchasers requested to be so registered in such underwriting; provided, however, that (i) if none of such Shares can be included in such underwriting, the Demand Registration shall not count as the Purchasers' Demand Registration, and (ii) if only a part of such Shares can be included, the Purchasers may promptly withdraw their request for a Demand
Registration and the Demand Registration shall not count as the Purchasers' Demand Registration.

7.6.2 Selection of Underwriters. The Company shall have the sole right to select the managing underwriter to effect any underwritten distribution of the Shares.

7.6.3 Underwriting Agreement. In the case of an underwritten Registration, the Company and the Purchasers shall enter into an underwriting agreement in customary form with the underwriter or underwriters selected in accordance with this Section and shall agree not to effect any public sale or distribution of securities of the same class as the Shares other than as part of such underwriting within 90 days (or such other period as may be negotiated) after the Effective Date of such registration statement.

7.6.4 Limitation on Shares to be Included in an Underwritten Registration. If the managing underwriter advises the Company in writing that marketing factors require a limitation of the number of Shares to be underwritten, then the Company will provide a copy of such writing to the Purchasers and the Purchasers shall be entitled to consult with the underwriters concerning such advice. As to either a Demand Registration or a Piggy-back Registration, the Purchasers shall be entitled to sell only the maximum number of Shares that may, in the opinion of such underwriters after such consultation with the Purchasers, be sold by the Purchasers.

7.7     Expenses.

7.7.1 Registration Expenses. Except as otherwise expressly provided in this subsection, the Company will bear Registration Expenses for a Registration commenced or completed pursuant to this Section; provided that the Company shall not be required to pay Registration Expenses incurred in connection with a Demand Registration which demand was subsequently withdrawn by the Purchaser, except in the case of a withdrawal made (a) less than 20 Business Days after the submission of such demand for a Demand Registration, (b) subsequent to a postponement pursuant to subsection 7.2.3, where such withdrawal is made within 20 Business Days after notice of such postponement has been given to the Purchasers, by the Company or the managing underwriter, (c) subsequent to a failure to include Shares in an underwritten offering as provided in subsection 7.6.1 where such withdrawal is made by the Purchasers within 20 business days after notice of such failure has been given to the Purchasers or (d) subsequent to a limitation on the number of Shares to be underwritten pursuant to subsection 7.6.4, where such withdrawal is made by the Purchasers within 20 Business Days after notice of such limitations has been given to the Purchaser by the Company or the managing underwriter. Such Registration Expenses not to be borne by the Company pursuant to this subsection 7.7.1 will be borne by the Purchasers; provided, however, that the Purchasers shall not bear such expenses if, after withdrawal by the Purchasers, the Company shall continue the Registration as to securities to be issued by it or to be sold by other existing shareholders of the Company.

7.7.2 Selling Expenses. All Selling Expenses in connection with any Registration commenced or completed pursuant to this Section will be borne by the Purchaser.

7.7.3   Mitigation of Company's Obligations.  (a) The
Company shall have no obligation to bear Registration Expenses if the Company is informed by the South Carolina Insurance Department that it will not allow any direct or indirect Subsidiary of the Company to pay a dividend or make a distribution to the Company to provide funds for the payment of Registration Expenses. The Company agrees to use its best efforts to cause such Department to give its approval of such a dividend or distribution.
(b) If the Company is relieved from bearing any Registration Expenses pursuant to this subsection, the Purchasers may assume the obligation to pay such Registration Expenses and the Company will proceed with the Registration.
(c) If, within three years of the Effective Date of a Registration for which the Purchasers bore the Registration Expenses which otherwise would have been borne by the Company, the Company has funds available to it, it will upon request reimburse the Purchasers for such Registration Expenses borne by them.

7.8     Indemnification.

7.8.1 Indemnification by the Company. In each case of a Registration of Shares pursuant to the registration rights granted hereby, the Company will indemnify, save and hold harmless the Purchasers, each underwriter thereof, and each officer and director of any such underwriter from and against any claim, damage, loss, settlement, or liability, arising out of or based on any untrue statement or alleged untrue statement of a material fact contained in any registration statement, any summary prospectus, prospectus or preliminary prospectus contained therein or any amendment or supplement thereto (including, in each case, documents incorporated therein by reference) or arising out of or based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made, and will reimburse each such person for all legal or other expenses reasonably incurred in connection with the investigation or defense of any such claim, damage, loss or liability; provided, however, that the Company will not be liable in any such case to the extent that such claim, damage, loss or liability arises out of or is based upon any untrue statement, alleged untrue statement, omission or alleged omission, made in or omitted from such materials in reliance upon and in conformity with written information in regard to the person or entity seeking indemnification which information was furnished to the Company specifically for use in the preparation of such registration statement, summary prospectus, prospectus or preliminary prospectus or any amendment or supplement thereto by the Purchasers, any underwriter or other person, or their respective agents; and provided further that the foregoing indemnification with respect to a preliminary prospectus shall not inure to the benefit of any underwriter from whom the person asserting any such claim, damage, loss or liability purchased any of Shares if a copy of the final prospectus had not been sent or given to such person at or prior to written confirmation of the sale of such Shares to such per-son and the untrue statement or omission of a material fact contained in such preliminary prospectus was corrected in the final prospectus.

7.8.2 Indemnification by the Purchasers. The Purchasers will indemnify, save and hold harmless the Company, each officer and director of the Company and each person who controls the Company within the meaning of the Securities Act to the same extent (and subject to the same limitations) as the foregoing indemnity from the Company to the Purchasers, but only with respect to information relating to the Purchasers and furnished to the Company by the Purchasers or their agents specifically for use in any registration statement, any summary prospectus, prospectus, or preliminary prospectus contained therein or any amendment or supplement thereto including, in each case, the documents incorporated therein by reference.

7.8.3   Counsel Fees and Expenses: Settlements.  In case
any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnification may be sought pursuant to this Section (the "Indemnified Party"), such Indemnified Party shall promptly notify the person from whom such indemnity may be sought (the "Indemnifying Party") in writing and the Indemnifying Party, at its election, may retain counsel reasonably satisfactory to the Indemnified Party to represent both the Indemnifying Party and the Indemnified Party in such proceeding. In any such proceeding, the Indemnified Party shall have the right to retain counsel in addition to counsel provided pursuant to the preceding sentence, but the fees and expenses of such additional counsel shall be at the expense of such Indemnified Party unless (a) the
Indemnifying Party has agreed to the retention of such additional counsel at its expense or (b) the named parties (including any impleaded parties) to any such proceeding include both the Indemnifying Party and the
Indemnified Party (or another person), the Indemnifying Party proposes that the same additional counsel represent both the Indemnifying Party and the Indemnified Party (or such other person),  and representation of both such persons by the same counsel would be inappropriate due to actual or potential differing interests between them. Except as provided in the preceding sentence, the Indemnifying Party will not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the fees and expenses of more than one firm qualified in such jurisdiction to act as counsel for all such Indemnified Parties. Such firm shall be approved as satisfactory in writing by the Purchasers in the case of Indemnified Parties indemnified pursuant to subsection 7.8.1 and by the Company in the
case of Indemnified Parties indemnified pursuant to subsection 7.8.2.   The
Indemnifying Party shall not be liable for any settlement of any litigation or proceeding effected without the Indemnifying Party's written consent.
The Indemnifying Party will not, without the Indemnified Party's written consent, settle or compromise any proceeding or consent to entry of any judgment which would impose an injunction or other equitable relief upon such Indemnified Party or which does not include as an unconditional term thereof the release of such Indemnified Party from all liability in respect
to such proceeding.   In the event that the Indemnifying Party, within a
reasonable time after notice of any such proceeding, fails to provide counsel, the Indemnified Party shall have the right (upon further notice to the Indemnifying Party) to retain counsel and undertake the defense, compromise or settlement of such proceeding for the account of the Indemnifying Party, subject to the right of the Indemnifying Party to assume the defense of such proceeding at any time prior to settlement, compromise or final determination thereof. The cost and expense of counsel so retained by the Indemnified Party shall be borne by the Indemnifying Party, and the Indemnifying Party shall be bound by, and shall pay the amount of, any settlement, compromise, final determination, or judgment reached while the Indemnified Party was represented by counsel retained by the Indemnified Party pursuant to this Section.

7.8.4 Other Terms Required by Underwriters. The indemnification pursuant to the foregoing provisions of this Section shall be on such other terms and conditions as are at the time customary and reasonably required by underwriters in public offerings, including providing for contribution in the event indemnification provided for in this Section is unavailable or insufficient, all as shall be set forth in an underwriting agreement between the Company, the Purchasers and the underwriter.

7.9 Provision of Information by Purchasers. In connection with any Registration to be effected pursuant to this Agreement, the Purchasers shall furnish the Company such written information regarding the Purchasers as the Company may request in writing, which information shall be required in connection with any registration, qualification or compliance referred to in this Agreement for inclusion in the registration statement (and the prospectus included therein).

7.10 Agreements of the Purchasers. If requested by the Company, the Purchasers will execute and deliver to the Company an agreement, in form reasonably satisfactory to the Company, that the Purchasers will comply with all applicable prospectus delivery requirements of the Securities Act and all anti-stabilization, manipulation and similar provisions of the Securities Exchange Act and any rules promulgated thereunder, and will furnish to the Company information about sales made in such public offering. The Company's obligations to effect the Registration of Shares of the Purchasers under this Agreement shall be conditioned upon the Purchasers' complying with the foregoing provisions.

7.11    Market Standstill Agreement.  In addition to the provisions of subsection 7.6.3, if requested by the Company or by the managing underwriter in respect of any Registration provided for in this Section, the Purchasers will agree not to sell or otherwise transfer or dispose of any Shares (or other securities of the Company) held by them during the ninety
 (90) day period following the effective date of any registration statement filed in respect of any Registration or such other period as may be
negotiated with the underwriter.   Such agreement shall be in writing and in
form reasonably satisfactory to the Company and such managing underwriter. The Company may impose stop-transfer instructions with respect to the Shares (or other securities) subject to the foregoing restrictions until the end of such ninety (90) day or other period


SECTION 8 Indemnification by the Company

8.1 Indemnification. In addition to the provisions for indemnity by the Company pursuant to subsection 7.8.1 and 7.8.3 and 7.8.4, the Company will indemnify, save and hold the Purchasers harmless against any claim, damage, loss, settlement, or liability resulting from any material misrepresentation, breach of warranty or nonfulfillment of any covenant or agreement on the part of the Company contained in this Agreement or in any statement or certificate furnished or to be furnished to the Purchasers pursuant hereto or in connection with the transactions contemplated hereby and any actions, judgments, costs and expenses incident to the foregoing.
The parties agree that indemnification as set forth in this Section 8 shall be the exclusive remedy for any such misrepresentation, breach of warranty or nonfulfillment of any covenant or agreement on the part of the Company.


SECTION 9   Indemnification By The Purchasers

9.1 Indemnification. In addition to the provisions for indemnity by the Purchasers pursuant to subsection 7.8.2, the Purchasers will indemnify, save and hold the Company harmless against any damage resulting from any material misrepresentation, breach of warranty or nonfulfillment of any covenant or agreement on the part of the Purchasers contained in this Agreement or in any statement or certificate furnished or to be furnished to the Company pursuant hereto or in connection with the transactions contemplated hereby and any actions, judgments, costs and expenses incident to the foregoing. The parties agree that indemnification as set forth in this Section 9 shall be the exclusive remedy for any such misrepresentation, breach of warranty or nonfulfillment of any covenant or agreement on the part of the Company.

9.2 Payment of Indemnification Claim. The Purchasers shall indemnify the Company within 90 days of the final determination of the damage or sum subject to such indemnification.


SECTION 10  Nature and Survival of Representations

All representations, warranties and covenants made by the Company or the Purchasers, except covenants which by their terms extend beyond such date, will survive the Closing hereunder until termination of the escrow account.


SECTION 11 Governing Law; Jurisdiction; Venue; Service of Process

(a) This Agreement will be construed in accordance with and governed by the laws of the State of South Carolina. Both parties agree to submit to the jurisdiction of the Court of Common Pleas for Richland
County, Columbia, South Carolina in settlement of any dispute or controversy arising under or in connection with this Agreement.


SECTION 12   Parties in Interest; Assignment

This Agreement shall be binding upon and inure to the benefit of the parties hereto and to each of their respective successors or permitted assigns, but this Agreement and the rights and obligations under this Agreement shall not be assignable by either the Company or any of the Purchasers without written consent of the other party.


SECTION 13  Entire Agreement

This Agreement contains the entire agreement between the parties hereto with respect to the purchase and sale of the Shares and the granting of Options for the Additional Shares provided for herein and supersedes any prior agreements or understandings between or among any of the parties hereto relating to the subject matter hereof.


SECTION 14   Notices

All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given when received, and shall be given (i) in person, (ii) by United States Certified Mail, Return Receipt Requested or (iii) by an independent messenger service which obtains a receipt upon delivery to a party at the following addresses or to such other address as a party may hereafter specify by notice:

if to the Company:

The Seibels Bruce Group, Inc.
1501 Lady Street
Columbia, South Carolina 29201

Attn:  Ernst N. Csiszar,
       President and Chief Executive Officer
Fax#:  803-748-2309

with copies to:

John C. West, Jr., Esquire
P.O. Box 661
Camden, South Carolina 29020
Fax#:  803-432-0550

if to the Purchasers:

Jack Jeffords
Wheat First Securities
P. O. Box 4309
Florence, SC  29502

Fax#:(803) 665-7535



SECTION 15  Modification

No amendment or modification of or supplement to this Agreement will be effective unless it is in writing and duly executed by each party to be charged thereunder.


SECTION 16  Counterparts

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.


IN WITNESS WHEREOF, the parties have executed this Agreement on the date first above-written.


 THE SEIBELS BRUCE GROUP, INC.

By: /s/Ernst N. Csiszar
    _______________
    Ernst N. Csiszar
    President and Chief Executive Officer


     THE  PURCHASERS

By:/s/Junius DeLeon Finklea
   ------------------------
   Junius DeLeon Finklea

By:/s/Joseph K. Newsom, Sr.
   ------------------------
      Joseph K. Newsom, Sr.

By: /s/ Mark J. Ross
    -----------------
    Mark J. Ross

By: /s/Larry M. Brice
    ------------------
      Larry M. Brice

By: /s/ J. Howard Stokes
    ---------------------
    Howard Stokes

By:/s/ Winston Y. Godwin, IRA
   ---------------------------_
      Winston Y. Godwin, IRA

By: /s/ Peter D. Hyman
    -------------------
     Peter D. Hyman

By: /s/ Vera C. Hyman
    -----------------
      Vera C. Hyman


SCHEDULE 1.4

LIST OF PURCHASERS






Junius DeLeon Finklea            100,000 Shares

Joseph K. Newsom, Sr.             50,000 Shares

Mark J. Ross                      50,000 Shares

Larry M. Brice                    50,000 Shares

J. Howard Stokes                  50,000 Shares

Winston Y. Godwin, IRA            50,000 Shares

Peter D. and Vera C. Hyman        50,000 Shares


FOR A TOTAL OF 400,000 SHARES


Each Purchaser shall receive an option to purchase one (1) share of stock for each share purchased at closing.




EXHIBIT 13.2


                      THE SEIBELS BRUCE GROUP, INC.
                          1995 Annual Report




Shareholders' Information                The Seibels Bruce Group, Inc.
---------------------------------------------------------------------


Corporate Offices                       Transfer Agent and Registrar
 Post Office Box One                    American Stock Transfer & Trust Co.
 1501 Lady Street                       40 Wall Street
 Columbia, South Carolina  29202        New York, New York  10005
 Telephone (803) 748-2000               Telephone (718) 921-8293

 Customers seeking assistance with their shareholders' account and services may call American Stock Transfer & Trust Co.
 at (718) 921-8293

Independent Public Accountants          Financial Information Contact
-----------------------------         --------------------------------
 Arthur Andersen, L.L.P.            John A. Weitzel, Chief Financial Officer
                                        Columbia, South Carolina
                                     The Seibels Bruce Group, Inc.
                                           Post Office Box One
                                      Columbia, South Carolina  29202
                                         Telephone (803) 748-2450

Independent Actuaries                  Arthur Andersen, L.L.P.
                                        Atlanta, Georgia


                                        Market Makers (March 29)
                                       --------------------------
                                        Mayer & Schweitzer, Inc.
Common Stock Information:               Schroder, Wertheim & Co.
 NASDAQ Symbol: SBIG                    Interstate/Johnson Lane Co.
 Over-the-Counter Market                Nash Weiss/Div of Shatkin Inv.
                                        (National Market Listings)
                                        Robinson Humphrey Co. Inc.
                                        Herzog, Heine, Geduld, Inc.
                                        Fahnestock & Co., Inc.
                                        Knight Securities L.P.




                         The Seibels Bruce Group, Inc.



Insurance Subsidiaries                  Other Subsidiaries

South Carolina Insurance Company        Seibels, Bruce & Company

Catawba Insurance Company               Seibels Bruce Specialty, Inc.

Kentucky Insurance Company

Consolidated American Insurance Company



PRESIDENT'S LETTER


When I first addressed shareholders at the Company's annual meeting in June of 1995, the primary question concerned Seibels Bruce's capacity to survive. The Company had been left in a crisis after a series of annual losses through 1994 and into the first quarter of 1995, the resignation of its then Chief Executive Officer of four months, and the deterioration of its capital and surplus position. I am pleased to report that Seibels Bruce restored oper-ating profitability commencing with the secong quarter of 1995, and following further operating profits for the third and fourth quarter, the company shows a profit of $1,152,000 for fiscal year 1995. I think it is fair to say that the question facing Seibels Bruce is no longer one of survival. We have turned the corner and are now looking for profitable growth.

Our near-term objective for 1995 was the restoration of financial respectability of the Company. Given the magnitude of the Company's problems, many of the measures taken in 1995 were remedial in nature. We strengthened our capital position. We decentralized ourselves into business units with profit and loss responsibilities. We instituted rigorous cost controls. We started a review and a redesign of our business processed to gain better operating efficiencies. We reorganized ourselves into a team-based, participatory and performance-based structure with an emphasis on providing value to our customers.

We are doing all we can to focus ourselves on our customers, our markets, our competitors, and our people. We developed a vision of service excellence to guide our efforts. We have a strategy that differentiates us from our competitors based on the superior level of service that we can provide. We have a business plan in place that emphasizes profitability, growth, competitiveness, and -- as our key report card -- shareholder value. We think we have the right focus: bold goals that evoke extraordinary efforts to build value for our shareholders by providing value to our customers.

Management is focusing on every aspect of the business. We are reengineering our work processes to deliver value. We asked for feedback from our independent agent network, and we listened and acted. In 1996, we will implement a new reward system which links pay to performance. Key managers are putting a percentage of their salary at risk by way of taking restricted stock instead. All employees will receive stock options. All bonus payments will be linked to individual, team, unit and company-wide objectives. All managers will be evaluated on the basis of improved financial performance and customer satisfaction. Our managers are also held accountable for leading change.

In line with the adage that "what gets measured, gets done", we are putting the appropriate measures in place. We are cross-training our people and we are putting the necessary systems into place. We are in the process of instituting a stock option plan for our customers -- the independent agents -- that will reward those agents that provide us with profitable business. To speed up the radical changes that we need to achieve, we are bringing in new management talent.

To summarize, we think 1995 was the year in which a new Seibels Bruce began to emerge. While a tremendous amount of work remains to be done, our people are beginning to see that teamwork, participation, dedication, and tenacity are giving us forward momentum. They have a new attitude and morale is high.
They no longer accept things as they are. They challenge themselves to improve. They challenge the status quo. They and our loyal agency force are truly our greatest assets. I want to take this opportunity to thank them for sticking with us.

I also would like to take a moment to thank someone very special, someone who in this past year has carried many of the burdens of the Company's crisis.
John West, as Chairman of the Board, gave his everything when things got tough in early 1995. He continues to be an inspiration to all of us at Seibels Bruce and I personally look forward to an even closer working relationship with him.

Ernst N. Csiszar
President and Chief Executive Officer




                               ACRONYMNS



The following acronyms used in the text have the meaning set forth below unless the context requires otherwise:

FASB. . . . . . . . . . . Financial Accounting Standards Board
GAAP. . . . . . . . . . . Generally Accepted Accounting Principles
IBNR. . . . . . . . . . . Incurred-But-Not-Reported
KIC . . . . . . . . . . . Kentucky Insurance Company
LAE . . . . . . . . . . . Loss Adjustment Expenses
MGA . . . . . . . . . . . Managing General Agent
NAIC. . . . . . . . . . . National Association of Insurance Commissioners
NCCI. . . . . . . . . . . National Council on Compensation Insurance
RBC . . . . . . . . . . . Risk Based Capital
SAP . . . . . . . . . . . Statutory Accounting Principles
SBIG. . . . . . . . . . . The Seibels Bruce Group, Inc. (and the "Company")
SBC . . . . . . . . . . . Seibels, Bruce and Company
SCIC. . . . . . . . . . . South Carolina Insurance Company
WYO . . . . . . . . . . . Write-Your-Own



PART 1


Item 1. Business

Company Profile

The Seibels Bruce Group, Inc. (the "Company") is the parent company of South Carolina Insurance Company and Seibels Bruce and Company and their wholly-owned subsidiaries. Founded in 1869, the Company performs servicing carrier activi-ties for state and federal insurance facilities. MGA services are also per-formed for non-affiliated insurance companies. SCIC consists of a group of multi-line property and casualty insurance companies and associated companies with headquarters in South Carolina and Kentucky. The underwriting activities are primarily conducted in North Carolina, South Carolina, Kentucky, Georgia and Tennessee by offering insurance products through independent insurance agents. Effective in the second quarter of 1995, the Company voluntarily suspended underwriting new and renewal business for which risk was not reinsured to an unaffiliated party. This suspension will continue until both the Company and the regulators are satisfied that its capital level is sufficient to undertake such risk and the regulators approve the resumption of business.

Capitalization

The Company initiated a recapitalization plan in December 1993. Prior to the plan, operating losses were experienced for several consecutive years as a consequence of unfavorable underwriting experience,wind losses due to Hurricanes Hugo and Andrew and losses developed from environmental and construction defect exposures on the West Coast. Under this plan, the previously outstanding $23 million loan and the accrued interest thereon was purchased from the original holder by new investors. These new investors then exchanged the note for a new note with a principal balance of $10 million, bearing interest at 8.5%, due June 30, 1994 and secured by 100% of the stock of SCIC. The effect of this transaction for 1993 was a reduction of the loss for the year of $9.2 million, net of taxes ($1.23 per share).

In accordance with the recapitalization plan, on June 28, 1994, the new note was then cancelled and exchanged for 7,000,000 newly issued shares of the Company's common stock. A note for $400,000, representing accrued interest on the new note, was then executed in favor of the new investors. The result of this exchange, which was completed in the second quarter of 1994 was that $10 million was added to the Company's shareholders' equity.

During the first quarter of 1995, the Company received net proceeds from a Rights Offering (the "Offering") in the amount of $5.1 million. Pursuant to the Offering, each stockholder of record received one Right for each five shares of Common Stock held of record at the close of business on December 9, 1994. The Right allowed the stockholders to purchase shares of Common Stock at a price of $2.40 per share. The gross proceeds were generated from 2,217,152 shares being exercised. On the date of receipt of the proceeds, the Company made a capital contribution of $5 million to SCIC, its wholly-owned subsidiary.

During the second quarter of 1995, a major investor loaned the Company $2 million. The $2 million was then contributed to SCIC in order to increase its
statutory capital.   The promissory note and the $400,000 note become due in
May, 1996. Additional steps taken to protect statutory capital included a decision in the first quarter to cede all auto liability business written in North Carolina to the Reinsurance Facility, and in the second quarter of 1995, to non-renew all property business and temporarily suspend all new and renewal activity where the Company retained any net underwriting risk.

During the fourth quarter of 1995, an investor signed a letter of intent to acquire 6,250,000 of authorized but unissued shares of the Company at a cost of $1.00 per share, the approximate market at the time of reaching agreement with the Company. The $6,250,000 proceeds from the investment were deposited into
escrow in January, 1996.   A shareholders meeting will be held during the second
quarter of 1996 to allow voting rights for the new investor in accordance with South Carolina law, which requires approval for stock ownership above a 20% interest in the Company. Upon such approval and the approval of the South Carolina Department of Insurance to write new business, the funds will be transferred from the escrow account and contributed to the statutory capital of SCIC. In addition, the investor has been granted options to acquire 6,250,000 shares at higher prices over the next five years.
Also during the first quarter
of 1996, the Company issued 1,635,000 shares of authorized but unissued shares to a different group of investors. The proceeds of this sale of stock will be available to liquidate the notes payable that are due May 1, 1996. In addition, subject to shareholder approval of increasing the number of authorized shares, the Company has issued to this group stock options expiring December 31, 2000 to acquire an additional 1,635,000 shares at the higher of $2.50 per share or book value at the date of exercise.

Major Events

In the second quarter of 1994, the Company settled a dispute which was in pen-ding arbitration. The settlement agreement resolved all issues arising from the dispute as well as a commutation of the Company's reinsurance obligation. Under the settlement, the Company paid $10.3 million to the other party and such party agreed to pay up to $20 million in direct losses on claims against a subsidiary which the Company had sold to it. Any loss payments in excess of $20 million that are not collected through reinsurance will be shared equally between the parties, and the Company will only share in those payments to the extent of 50% of its insurance company's consolidated statutory surplus above $20 million. At December 31, 1995, such statutory surplus was $10.9 million. This settlement had a negative impact on earnings of $2.9 million during 1994, excluding a realized investment loss of $0.8 million upon the sale of securities in order to generate the cash necessary to make the payment.

In the third quarter of 1994, the Company's recorded workers' compensation reserves in the amount of $22.4 million were commuted to the National Council on Compensation Insurance, Inc., resulting in a reduction of incurred losses of approximately $6.1 million. NCCI is the administrator and agent for the various workers' compensation reinsurance pools from which the Company assumed busi-ness. The cash necessary for this commutation was generated through the sale of securities, which resulted in realized investment losses of $1.7 million in the same quarter.

Effective in the fourth quarter of 1994, a substantial portion of the Company's servicing carrier business, the South Carolina Reinsurance Facility, became subject to a first time bid and qualification process for designation as a servicing carrier. The bidding was open to all qualified insurers with the successful bidders being awarded a five year servicing contract beginning in October, 1994. The facility separated the business into three blocks with "Block 1" being the largest. The Company was successful in winning the contract for "Block 2," a block approximately 22% smaller than "Block 1," its former book of business under the facility. Although "Block 2" is smaller and will be ser-viced at a lower commission rate, the effect on net income in 1995 and subse-quent years has been mitigated to some extent by ongoing reductions in opera-ting costs and claims adjusting expenses.

New management was put in place in mid-1995 and a transitional operating plan was implemented to change the core operations from those of a risk taker to activities which generate fee income. These activities were designed to stabilize the financial condition of the Company. During the last three quarters of 1995, the Company operated profitably. Although there can be no certainty of successful operations, the Company anticipates that continued favorable results will permit the re-entry into risk business during mid-1996. When the Company resumes underwriting insurance risks to be retained, it will be on a more modest volume than in the past, and will generally focus on the personal lines that have less exposure to long periods of time between earning the premiums and seeing the ultimate development of losses.

Divestitures

In mid 1993, the Company sold Investors National Life Insurance Company, its credit life and credit accident and health subsidiary. Under the sale agree-ment, the Company retained substantial assets and the responsibility for poli-cies in existence at the sales date. The Company has withdrawn from this busi-ness and is currently running off the remaining book of business.

In early 1994, the Company sold substantially all of the receivables of Premium Service Corporation, its premium financing subsidiary, and has withdrawn from that business.

During the first quarter of 1995, the accounts receivable and other immaterial assets of Forest Lake Travel Service, Inc. were sold. The Company has withdrawn from this business as well.

During the first quarter of 1996, the Company entered into a contract to sell Consolidated American Insurance Company, an inactive insurance company subsidiary. The sale will generate a gain of approximately $0.9 million in 1996.

All of the sales of subsidiaries or their assets were made at small gains, while the dissolutions resulted in increased liquidity for their respective parent companies. The sales and dissolutions took place because of management's emphasis on restructuring the Company's core operations. In the Company's continuing focus on its primary business, none of these companies were con-sidered to be an integral part of operations. The impact on 1995, 1994 and 1993 was not material and future years' operations are not anticipated to be significantly affected.

Fee-generating Activities

The Company had provided services to the South Carolina and North Carolina Reinsurance Facilities, two automobile residual market plans, and the Kentucky Fair Plan, a homeowners' residual market. Additionally, the Company is a major participant in the WYO federal flood facility of the National Flood Insurance Program. All servicing functions are performed on a commission basis without any underwriting risk to the Company. Effective in the fourth quarter of 1995, the Company ceased to operate as a servicing carrier for the North Carolina Reinsurance Facility. The auto business previously written in that state and ceded to the Facility continues to be handled in a similar manner but with a change in the Company's compensation. Instead of commission and service income, the Company now receives a reinsurance commission, which is not significant for 1995 and is netted against other operating costs and expenses on the income statement. The impact on overall profitability is not expected to be significant. Ceded premiums written and commission and service income for the facilities in 1995 and 1994 are as follows:



                                              1995                 1994
                                       Ceded   Commission   Ceded   Commission
                                    Premiums   and Service Premiums and Service
                                               Income               Income
                                    ------------------------------------------
                                        (thousands of dollars)

South Carolina Reinsurance Facility       $64,206   $27,795   $80,073  $39,121
National Flood Insurance Program           28,576    12,270    29,517   10,898
Kentucky Fair Plan                          6,741     1,143     5,852      987
North Carolina Reinsurance Facility         3,016     1,470     6,513    2,201




The ceded premium amounts above represent 94.5% and 92.8% of the Company's total consolidated ceded premiums written during 1995 and 1994, respectively. The commission and service income amounts above represent 86.1% and 87.7% of the Company's total commission and service income as stated in the consolidated financial statements for 1995 and 1994, respectively. Each of these profit centers has operated profitably over the last three years.

All of the Company's commercial business was underwritten under an MGA agreement
with an unaffiliated insurance company.   The Company serviced these policies
and claims on a commission basis without any underwriting risk. This agreement became effective May 1, 1993. Commission and service income generated under this contract was $6.7 million and 7.1 million during 1995 and 1994, respec-tively, which represents 13.5% and 11.7%, respectively, of the Company's total commission and service income as stated in the consolidated financial state-ments. With the current premium volume and the corresponding expenses, the Company did not make a profit under the current contract. The Company undertook significant cost reductions in the last half of 1995 and plans further cost reductions in 1996 to make this business profitable. Furthermore, an addi-tional MGA agreement was reached with another unaffiliated company for personal lines business, and other similar arrangements are planned for 1996 in order to enhance revenues within the existing cost structure.

The Company also assists subagents in providing excess and surplus lines for difficult or unusual risks. This business is placed with nonaffiliated insurers on a commission basis. Under these arrangements, the Company has varying degrees of underwriting and claims authority.

Property and Casualty Insurance Underwriting Segments

SCIC and its insurance subsidiaries comprise the Company's property and casualty insurance group. Each company conducts a substantially similar multi-line property and casualty business. One or more of the insurance companies is currently licensed to do business in 46 states.

The Company's current A.M. Best rating is a group rating of NA-9("Not Assigned -
Company Request").    A.M. Best is an independent company which rates insurance
companies based on its judgement of factors related to the ability to meet policyholder and other contractual obligations. A low rating would not directly impact the Company's servicing carrier or MGA operations. The Company believes the lack of an assigned rating has no significant impact on any future risk-taking operations as this business can be maintained because of the quality of its agency relationships, and these lines are generally not as sensitive to the rating of the insuring company.

In 1994, the voluntarily retained property and casualty business written by the Company was limited to personal lines business written in the states of Georgia, Kentucky, North Carolina, South Carolina and Tennessee. This business included four major lines of insurance:private passenger automobile, homeowners, dwelling fire and watercraft inland marine. However, the lack of underwriting profit potential from the personal property book of business along with the high cost of catastrophe reinsurance has resulted in a decision to withdraw as a personal property carrier in all operating states. The Company began the year long process of non-renewing this business effective during the second quarter of 1995.

Claims Operations

The Company services and adjusts claims for its retained business, servicing carrier functions and MGA services. Starting in 1994, the Company started reducing its usage of outside adjusters and increased its usage of employee adjustors for handling of claims. This shift has resulted in a significant reduction in allocated LAE, beginning with the 1994 accident year. Through the earlier involvement of the Company's claims personnel in the claim process, the Company has recognized lower overall adjustment expenses. The Company has continued this trend into 1995.

The Company, within the context of the weather related catastrophes of years prior to 1993, has developed a comprehensive catastrophe plan designed to maximize customer service in the event of a catastrophe. This plan has been particularly useful with the widespread incidence of flood claims over the last several years. During 1996, the Company will explore creating a new profit center to market its claim expertise to unaffiliated customers for a fee.

Management, in conjunction with the Company's independent actuaries, reviews the loss reserves to evaluate their adequacy. Such review is based upon past experience and current circumstances and includes an analysis of reported claims, an estimate of losses for IBNR claims, estimates for LAE, reductions for salvage/subrogation reserves and assumed reinsurance losses. Management believes the reserves are sufficient to prevent prior years' losses from adversely affecting future periods;however, establishing reserves is an estimation process and adverse developments in future years may occur and would be recorded in the year so determined.

For information regarding insurance reserves, see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.


Investments and Investment Results

The Company's invested assets were distributed as follows at December 31, 1995 and 1994:

                                 1995                      1994
                        Asset Values  Percentage  Asset Values   Percentage
                       (thousands of             (thousands of
                          dollars)                  dollars)
                       -------------------------   -------------------------
U.S. Government and
  agency obligations       $31,416      70.9%      $33,915         54.8%
States, municipalities, and
  political subdivisions       993       2.2         1,121          1.8
 Corporate bonds             1,168       2.6         2,403          3.9
Mortgage backed (government
 guaranteed) securities          -         -         1,498          2.4
Redeemable preferred stocks      4         -             4            -
Total fixed maturities      33,581      75.7        38,941         62.9
Short-term investments      10,310      23.3        20,458         33.1
Equity securities              377       0.9           458          0.7
Mortgage loan on real estate    -          -         1,965          3.2
Other long-term investments     34       0.1            46          0.1
                           -------     ------      -------        ------
Total invested assets      $44,302     100.0%      $61,868        100.0%
                           =======     ======      =======        =======



Asset values represent market values at December 31. The Company reorganized the investment portfolio during 1994 to reduce the percentage concentration in longer term maturities and increase the concentration in more liquid securities such as cash and short-term investments. The Company believes that this mix more accurately matches with the Company's liabilities at this time.

The following table sets forth the consolidated investment results for the three years ended December 31, 1995:


                                      (amounts in thousands)
                                  1995          1994         1993
                               -------------------------------------
Total investments (1)        $   53,841    $   90,175     $ 127,361
Net investment income             3,176         5,321         5,455
Average yield                     5.90%         5.90%         4.28%
Net realized investment
 gains (losses)              $     164     $  (6,327)     $   1,969

(1) Average of the aggregate invested amounts (market values) at the beginning of the year, as of June 30 and as of the end of the year.



Regulation

Insurance companies are subject to supervision and regulation in the jurisdictions in which they transact business, and such supervision and regulation relates to numerous aspects of an insurance company's business and financial condition. The primary purpose of such supervision and regulation is the protection of policyholders. The extent of such regulation varies but generally derives from state statutes which delegate regulatory, supervisory and administrative authority to state insurance departments. Accordingly, the state insurance departments have the authority to establish standards of solvency which must be met and maintained by insurers; license insurers and agents; impose limitations on the nature and amount of investments; regulate premium rates; delineate the provisions which insurers must make for current losses and future liabilities; require the deposit of securities for the benefit of policy-holders; and approve policy forms. State insurance departments also conduct periodic examinations of the affairs of insurance companies and require the filing of annual and other reports relating the financial condition of insurance companies.

Most states have also enacted legislation which regulates insurance holding company systems, including acquisitions, dividends, the terms of surplus notes, the terms of affiliate transactions and other related matters. Three of the Company's insurance subsidiaries are domiciled in the state of South Carolina and are principally regulated by the South Carolina Department of Insurance. KIC is domiciled in Kentucky.

The insurance industry has received a considerable amount of publicity because of rising insurance costs, a number of high profile insurance company insolven-cies and a limited exemption from the provisions of federal anti-trust prohibi-tions. Changes in the law are being proposed which would bring the insurance industry under the regulation of the Federal government and eliminate current exemptions from anti-trust prohibitions. It is not possible to predict whether, in what form or in which jurisdictions any of these proposals might be adopted, or the effect, if any, on the Company. The NAIC has developed and recommended for adoption by the state insurance regulatory authorities various model laws and regulations pertaining to, among other things, capital requirements for the insurance industry members.

The NAIC has adopted Risk-Based Capital (RBC) requirements for property and casualty insurance companies to evaluate the adequacy of statutory capital and surplus in relation to investment and insurance risks such as asset quality, asset and liability matching,loss reserve adequacy, and other business factors. The RBC formula will be used by state insurance regulators as an early warning tool to identify, for the purpose of initiating regulatory action, insurance companies that potentially are inadequately capitalized. Compliance is determined by ratio of the Company's regulatory total adjusted capital to its authorized control level RBC (as defined by the NAIC). Companies which fall below the authorized RBC level may be required to disclose plans to remedy the situation. As of December 31, 1995, three of the four insurance subsidiaries have ratios of total adjusted capital to RBC that are comfortably in excess of the level which would prompt regulatory action. SCIC currently falls below the required RBC level.

Insurance companies are required to file detailed annual statements with the state insurance regulators in each of the states in which they do business, and their business and accounts are subject to examination by such regulators at any time In addition, these insurance regulators periodically examine the insurer's financial condition,adherence to statutory accounting principles, and compliance with insurance department rules and regulations. South Carolina insurance laws, rather than federal bankruptcy laws, would apply to the liquidation or reorganization of the insurance companies. Examinations of SCIC, Consolidated American and Catawba as of March 31, 1995 and of Kentucky Insurance Company as of June 30, 1995 are currently in progress.

Regulation of Dividends and Other Payments from Insurance Subsidiaries

The Company is a legal entity separate and distinct from its subsidiaries. As a holding company, the primary sources of cash needed to meet its obligations, including principal and interest payments with respect to indebtedness, are dividends and other statutorily permitted payments from its subsidiaries and affiliates.

South Carolina insurance laws and regulations require a domestic insurer to report any action authorizing distributions to shareholders and material payments from subsidiaries and affiliates at least thirty days prior to distribution or payment except in limited circumstances. Additionally, those laws and regulations provide the Department of Insurance with the right to disapprove and prohibit distributions meeting the definition of an "Extraordi-nary Dividend" under the statutes and regulations. If the ability of the insurance subsidiaries to pay dividends or make other payments to the Company is materially restricted by regulatory requirements, it could affect the Company's ability to service its debt and/or pay dividends. Current restrictions are such that SCIC would not be permitted to pay any dividends in 1996. In addi-tion, no assurance can be given that South Carolina will not adopt statutory provisions more restrictive than those currently in effect.

If insurance regulators determine that payment of a dividend or any other payments to an affiliate would, because of the financial condition of the paying insurance company or otherwise, be hazardous to such insurance company's policyholders or creditors, the regulators may disapprove, prohibit, or mandate return of such payments that would otherwise be permitted without prior approval.

Required Participation in State Residual Market Plans and Insurance Guaranty
Funds

Most states in which the Company's property and casualty insurance group writes business have collective pools, underwriting associations,reinsurance facilities (the largest being the South and North Carolina Reinsurance Facilities), assigned risk plans or other types of residual market plans ("plans"), by which coverages not normally available in the voluntary market are shared by all companies writing that type of business in that state. Participation is usually based on the ratio of the Company's direct voluntary business to the total industry business of that type in that state. As the Company's share of the voluntary market in a given state changes, tentative participations are assigned for each policy year and are updated as actual data becomes available. The required participation by the Company in all such plans is reflected in the results of the Company as soon as reported by the plans. Estimates are maintained for unreported data. Of particular significance are those plans involving workers' compensation insurance, for which underwriting results have normally been unfavorable. In early 1993, the Company withdrew from the workers' compensation market in all states. During 1994, the Company settled all obligations to the Workers' Compensation National Reinsurance Pool.

Most states have enacted insurance guaranty fund laws. Typically, these laws provide that when an insurance company is declared insolvent,the other companies writing the insurance in that jurisdiction are assessed to pay covered claims of the insolvent company. The amount a company is assessed is generally determined by the amount of premiums written in that state, subject to a maximum annual assessment ranging from 1% to 2% of direct written premiums. During 1995, the
Company paid $116,000 in such assessments.   The Company expects future
assessments to remain insignificant for as long as the premiums written by the Company continues to decrease.

Competition and Other Factors

All of the areas of business in which the Company engages are highly competi-tive. The principal methods of competing are service and pricing. Many com-peting property and casualty companies have available more diversified lines of insurance than the Company's property and casualty insurance group and have substantially greater financial resources. The Company responds to this competitive environment by constantly updating its policy offerings, improving operating procedures and constantly reviewing expenses. In addition, effective October 1, 1994, the Company received a smaller book of business from the South Carolina Reinsurance Facility due to a competitive bidding process.

Employees

At December 31, 1995, the Company and its subsidiaries employed a total of 268 employees, which includes 4 part-time employees. Management's actions during 1995 reduced the number of employees by 139.

Item 2. Properties

The Columbia, South Carolina home office, containing approximately 148,000 square feet of occupied space, is owned by the Company and used primarily by its property and casualty insurance operations. Some additional premises are leased by the Company in locations in which they operate.

Management believes that these facilities are adequate for the current level of operations.

Item 3. Legal Proceedings

Due to the nature of their business, certain subsidiaries are parties to various other legal proceedings which are considered routine litigation incidental to the insurance business.

Item 4. Submission of Matters to a Vote of Security Holders

None/Not Applicable.


Executive Officers


Name              Age    Position


John C. West      74     Chairman of the Board since September,
                         1994.  Director of the Company since June,
                         1994. Currently, of counsel with the law firm of Bethea, Jordan and Griffin in Hilton Head Island, SC and professor at the University of South Carolina. Former
                         Governor of South Carolina (1971-75) and former Ambassador to the Kingdom of Saudi
                         Arabia (1977-81).

Ernst N. Csiszar  45     President, Chief Executive Officer and
                         Director of the Company since June, 1995.
                         Previously held position of visiting
                         professor at the School of Business,
                         University of South Carolina since 1988.

John A. Weitzel   50     Chief Financial Officer of the Company and
                         certain subsidiaries since September, 1995.
                         Director of the Company since October,
                         1995. Previously Chief Financial Officer of
                         Milwaukee Insurance Group, Inc. from April,
                         1985 to November, 1994.

Steven M. Armato  44     Group Vice President of Seibels, Bruce &
                         Company since December, 1995. Previously held the position of Vice President from April, 1986. Employed by Company since
                         April, 1981.

Michael A. Culbertson 47  Group Vice President of Seibels, Bruce &
                         Company since December, 1995. Previously held positions of Senior Vice President of Claims and Vice President of Claims since June, 1995; Officer and Director of certain Company subsidiaries. Employee of the Company in various claims capacities since December, 1974.

James J. Owens    48     Group Vice President of Seibels, Bruce &
                         Company since January, 1996. Previously employed with Milwaukee Insurance Group from June, 1980 to December, 1995.

Mary M. Gardner   31     Vice President and Controller since July,
                         1994; Officer and Director of certain
                         Company subsidiaries.  From 1989 to 1994,
                         Assistant Controller of Mercury Insurance
                         Group, a group of property and casualty
                         insurance companies.

Priscilla C. Brooks 44   Vice President and Corporate Secretary
                         since June, 1995; Officer of certain
                         company subsidiaries. Corporate Secretary since February, 1995. Assistant Corporate
                         Secretary since 1982  Employed with the
                         Company since 1973.



                                      PART II


Item 5.Market for the Registrant's Common Stock and Related Security Holder Matters


(a)  Market Information

The Company's common stock is quoted and traded on The NASDAQ National Market, trading symbol "SBIG". The following table sets forth the reported high and low closing sales prices for such shares for each quarter during the two fiscal years ended December 31, 1995.


                                                     High          Low

1995

First Quarter                                     $ 3-1/16      $  7/8
Second Quarter                                       1-7/16        3/4
Third Quarter                                        1-1/32        3/4
Fourth Quarter                                       2-3/16        7/16


1994

First Quarter                                     $  2-1/16     $  1-1/4
Second Quarter                                       2             1-7/16
Third Quarter                                        3-1/8         1-3/4
Fourth Quarter                                       3             2-1/4



(b) Holders. As of March 1, 1996, there were approximately 2,589 holders of record of the Company's 16,772,686 outstanding shares of common stock, $1.00 par value. Not included in the outstanding shares is 6,250,000 shares issued without voting rights pending the special shareholders' meeting in the second quarter of 1996.

(c) Dividends. There were no dividends on the Company's common stock for 1995, 1994 or 1993. See Note 8 of Notes to Financial Statements included under
     Item 8 for a description of restrictions on the Company's present and future ability to pay dividends.





Item 6.  Selected Financial Data

The following selected financial data for each of the five years ended December 31, 1995 is derived from the audited consolidated financial statements of the Company. The selected data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements and accompanying notes included elsewhere herein.


                              1995      1994      1993      1992      1991
                            (thousands of dollars, except per share amounts)
                          ---------------------------------------------------
FINANCIAL CONDITION
Total investments         $  44,302   $  61,868  $118,467  $156,934  $180,096
Total assets                224,005     255,935   324,695   461,136   473,235
Long-term debt                    -           -     1,694    24,934     8,853
Shareholders' equity         10,187         650    13,902    14,219    46,669
Per share                      0.61        0.04      1.85      1.90      6.23

RESULTS OF OPERATIONS
Revenues
Insurance
Property and casualty
 premiums                 $  10,384   $  14,718  $ 55,331   $117,172 $124,487
Credit life premiums            890       1,801     3,207      4,247    4,898
Commission and service
 income                      49,572      60,669    41,625     35,943   35,396
Net investment and other
 interest income              4,330       6,226     7,090     12,960   17,445
Realized gains (losses)
 on investments                 164      (6,327)    1,969      7,040    3,938
Other income                    843       2,673     4,697      4,019    5,144

Total revenues              $66,183   $  79,760  $113,919   $181,381 $191,308


Income (loss) before
 extraordinary item          $1,152    $(19,074) $(10,249)  $(32,666)$(16,843)
    Per share                  0.07       (1.72)    (1.37)     (4.36)   (2.25)

Extraordinary item - gain from
 extinguishment of debt, net
 of income taxes                  -    $      -   $ 9,235   $      -  $     -
       Per share                  -           -      1.23          -        -

     Net income (loss)       $1,152   $(19,074)  $(1,014)  $(32,666) $(16,843)
     Per share                 0.07      (1.72)    (0.14)     (4.36)    (2.25)

     Cash dividends          $    -   $      -   $     -   $      -  $  2,696
     Per share                    -          -         -          -       .36

                                      PROPERTY AND CASUALTY STATUTORY
                                            UNDERWRITING RATIOS
Losses and loss adjustment expenses
 to premiums earned           124.4%     227.0%    105.3%     107.1%    93.9%

Ratio of net premiums written to
 ending statutory policyholders'
 surplus                       0.56       N/A*      1.00       5.95      2.30

*1994 ratio results are negative

(See Item 7 and Notes to Financial Statements included under Item 8.)




Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The selected financial data and consolidated financial statements and the related notes thereto should be read in conjunction with the following discussion as they contain important information for evaluation of the Company's financial condition and operating results.

                               OVERVIEW

The Company incurred a loss from operations in each of the four years ending December 31, 1994. A recapitalization plan was initiated in 1993. At that time, bank debt was extinguished, resulting in an extraordinary gain, net of income taxes, in the amount of $9.2 million. The note payable of $10.0 million was cancelled in June of 1994 and exchanged for 7 million newly issued shares of the Company's common stock. During the first quarter of 1995, a common stock rights offering was successfully completed, and $5 million of additional capital was raised and contributed to the insurance subsidiary. In addition, the Company entered into a $2 million promissory note in the second quarter of 1995. The proceeds of the note were also contributed to the capital of the insurance subsidiary.

The Company has also revised its strategic direction. The new management of the Company generated a transitional operating plan which focuses on the Company's core operations (defined to be fee income producing activities) while reducing the amount of underwriting risk to which the Company has historically been exposed. The Company ceased to underwrite commercial lines of business in 1993, and entered into a General Agency Agreement to market the business for an unaffiliated issuing company.

During 1994, the Company elected to commute its workers compensation loss reserves associated with participation in the National Council on Compensation Insurance. In addition, a long standing dispute regarding the 1985 sale of a subsidiary was settled during the year. These two transactions resulted in an increase in earnings of $3.3 million. However, the transactions also generated a cash outflow of $25.4 million and necessitated the unplanned sale of secur-ities at a loss of $2.6 million.

The Company also engaged additional actuarial consultants at the conclusion of 1994. Based upon this actuarial input, loss and adjusting expense reserves were increased significantly during the fourth quarter. Largely as a consequence of this reserve strengthening, the Company incurred a net loss of $19.1 million for the 1994 year. The portion of incurred losses and loss adjusting expenses that related to claims occurring in prior years amounted to $17.0 million. Absent this development on prior year reserves and the realized capital losses of $6.3 million, the Company would have been profitable for the 1994 year. The significant reserve strengthening resulted in a statutory deficit for one of the insurance company subsidiaries. The Company suspended underwriting new and renewal personal lines of business in the second quarter of 1995, and does not anticipate resuming such activities until sufficient capital has been raised to support these risks, and strategic plans are in place to underwrite profitably.

Certain operations that were not considered to be an integral part of the operations have been sold. These included the credit life and accident and health operations in 1993,the premium financing operations in 1994, and a travel agency in 1995. Each of these operations were sold at a profit. During the first quarter of 1996, the Company agreed to sell Consolidated American Insur-ance Company, an inactive subsidiary.

During 1995, the Company replaced its Chief Executive Officer and Chief Financial Officer. The Company achieved its first year of operating profits of the current decade, and significantly reduced the cash outflow from operations. The new management undertook significant cost reductions, including a 35% reduction in work force during 1995. The 1995 profit was largely a result of this expense control and the lack of significant loss reserve development since the 1994 reserve strengthening.

                        RESULTS OF OPERATIONS

The net income for 1995 was $1.2 million ($0.07 per share). The income came from the servicing activities of the Company, while the loss from property and casualty underwriting was significantly reduced. Both segments enjoyed reduced operating costs. The net loss for 1994 was $19.1 million ($1.72 per share). The principal factors influencing the loss were the increase in estimated losses and adjusting expenses for claims occurring in prior years of $17.0 million, the settlement of a long standing dispute at an additional cost of $2.9 million, realized losses on security sales of $6.3 million, and were offset in part by commuting outstanding liabilities with the National Council of Compensation Insurance in an amount that was $6.1 million less than the outstanding re-serves. The operating loss for 1993 was $10.2 million ($1.37 per share). An extraordinary gain from the extinguishment of debt in the amount of $9.2 million ($1.23 per share) reduced the net loss for the year to $1.0 million ($.14 per share).

Fee-generating Activities

Fee-generating activities are predominantly related to acting as a servicing carrier for the South Carolina and North Carolina automobile reinsurance facilities, and for the WYO National Flood Insurance Program. The Company bears no underwriting risk for the business processed and administered as a servicing carrier.

The Company began in 1993 to produce business in its MGA capacity for an unaffiliated insurance carrier. The Company receives a commission for produ-cing, underwriting, and servicing such business. In addition, the Company began in 1994 to act as a servicing carrier for the Kentucky Assigned Risk Plan.

The following table reflects the major components of commission and service revenue and pre-tax operating profit for 1995, 1994, and 1993:


                                             1995      1994      1993
                                              (thousands of dollars)
                                          ------------------------------
          Commission and  service income
            Servicing carrier             $  42,678  $ 53,207  $ 35,810
            MGA                               6,734     7,094     5,092
            Other                               160       368       723
                                           -----------------------------
              Total                       $  49,572  $ 60,669  $ 41,625
                                           ==============================

          Pre-tax operating profit        $   5,641  $ 10,109 $   4,321
                                            ============================



The change in revenues and pre-tax operating profit in 1995 compared to 1994 is primarily attributable to changes in the South Carolina Reinsurance Facility ("SCRF"). With respect to the Company's servicing carrier activities for the SCRF, the South Carolina legislature passed a joint resolution requiring that servicing carrier contracts, which previously had been awarded based on application, be put out for bid. The Company, through this bid process, was selected as one of three servicing carriers for the facility for a new five year contract period from October 1, 1994 to September 30, 1999. In response to the competitive aspect of this bid, the Company had to reduce its commission rates. While the Company did not retain the ongoing block of business that it was servicing, which was the largest of the three blocks, it was awarded the next largest. The premium volume on the previously held block was $82 million; the volume of the new block amounted to $64.2 million for the 1995 year. This decrease in volume, in combination with lower servicing rates, resulted in $11.3 million less commission earned in 1995 than in 1994.

The Company serviced $28.6 million of flood insurance premiums through the WYO program in 1995 ($29.5 million in 1994). It is among the ten largest companies
acting in that capacity.    Approximately 45% of the Company's volume in this
program comes from Florida. Since the Company left Florida's voluntary marketplace in 1993, the percentage of premium volume generated in that state in 1995 and 1994 has been reduced approximately 21% and 14%, respectively, due to competition from other WYO companies. While this premium decrease has not significantly influenced income in 1995, the commission income earned on claims was positively affected in 1995 due to flood claims resulting from Hurricane Opal. Commission income related to claims increased $1.1 million when compared to 1994.

The decrease in operating profit of $4.5 million in 1995 over 1994 is due to the decrease in revenues previously mentioned, partially offset by expenses related to servicing the contracts. The increase in operating profit of $5.8 million in 1994 over 1993 is primarily attributable to two factors: 1) a reduction in allocated loss adjustment expenses associated with the South Carolina Reinsur-ance Facility (the "Facility"), and 2) an increase in the component of the Facility fee based upon claim payments, which rose substantially during 1994.



Property and Casualty Underwriting

In 1993, the Company took actions to significantly reduce premium writings, due in part to the impact of Hurricane Andrew. Voluntary underwriting activities were being conducted only in the five states of South Carolina, North Carolina, Georgia, Kentucky, and Tennessee through the second quarter of 1995. At that time, the Company began the year long process of non-renewing the business, with the exclusion of North and South Carolina automobile liability business which is 100% ceded to the respective reinsurance facilities. The Company's commercial business in the five states, which had been produced for its own risk, is now being produced under an MGA arrangement for the risk of an unaffiliated insur-ance carrier. The Company also withdrew from the workers' compensation market in all states.

A.M. Best, the industry's leading rating authority, last assigned the Company a group rating of NA-9 ("Not Assigned-Company Request"). A.M. Best is an independent company which rates insurance companies based on their judgement of factors related to the ability to meet policyholder and other contractual obligations. The rating is not directed toward the protection of investors. A low rating would not directly affect the Company's servicing carrier or MGA operations. The Company believes the lack of a rating does not have a material impact on its personal lines business as this business can be maintained because of the quality of its agency relationships and because these lines are generally not as sensitive to the rating of the insuring company as for commercial line business.


Underwriting Results

The Company ceased to underwrite commercial lines in 1993 and has withdrawn from retaining any underwriting risk until sufficient capital has been raised to support such risks. The following table presents net premiums earned and loss ratios for the last three years:


                             1995             1994              1993
                     ---------------   ---------------   ----------------
                     Premiums   Loss   Premiums   Loss   Premiums   Loss
                     Earned     Ratio  Earned    Ratio   Earned     Ratio
                                (thousands of dollars)
                    -------------------------------------------------------
Automobile lines   $  6,962    72.4%  $12,655   119.3%$   22,336    71.1%
All other lines       3,422   230.2%    2,063   887.4     32,995   128.5
                    ----------------------------------------------------
     Totals        $ 10,384   124.4%  $14,718   227.0%   $55,331   105.3%
                    ====================================================


Several key ratios are used in the industry to measure underwriting results. The pure loss ratio is the ratio of losses incurred to premiums earned. The loss adjustment expense ratio is the ratio of loss adjustment expenses incurred to premiums earned. The sum of these two ratios is called the loss ratio.

In 1993, $9.6 million of premiums written were assumed as reinsurance or pool participations, substantially all resulting from various residual market pools. The 1995 and 1994 amounts of $0.5 million and $2.2 million, respectively, were not significant due to withdrawing from the NCCI pool. Of $108.6 million of ceded premiums in 1995 ($131.5 million in 1994 and $145.2 million in 1993), $102.5 million ($122.0 million in 1994 and $120.1 million in 1993) was related to premiums written as fee-generating business.

The following is a breakdown of percentages of net premiums written in each of the Company's principal states for 1995, 1994, and 1993:


                                   % of Total Net Premiums Written
                                    1995         1994        1993
                                   --------------------------------
        California                   0.1%         0.4%        0.3%
        Florida                      0.1          2.2       (14.9)
        Georgia                      1.3          1.6        11.0
        Kentucky                     4.1          1.9         6.4
        Louisiana                    0.3          0.0         0.4
        North Carolina              39.3         53.4        52.8
        South Carolina              57.1         38.6        34.0
        Tennessee                   (2.9)         1.6         6.9
        Virginia                     0.5          0.9         0.9
        All other                    0.1         (0.6)        2.2
                                  -----------------------------------
        Total                      100.0%       100.0%      100.0%
                                  ===================================


The percentages for Tennessee in 1995 and for all other states in 1994 are negative due to the company's withdrawal from various states during the years presented, resulting in return premium volume. The percentage for Florida in 1993 is negative because the Company withdrew from that state by doing mid-term cancellations of policies in force, resulting in negative premiums written for the year.

Reserve deficiencies from prior years adversely affected 1995 by $3.4 million, 1994 by $17.0 million, and 1993 by $10.5 million. Such adverse reserve development is fully discussed following the tabular ten-year period analysis presented later in the reserves section.

Results for 1993 were impacted by losses of $4.2 million from the first quarter "Winter Storm of the Century," as well as a $1.0 million reduction due to a rate rollback in the state of North Carolina. Additionally in 1993, the Company began its withdrawal from the workers' compensation market in all states. The workers' compensation business had already been substantially downsized. As a result of participation in the National Workers Compensation Reinsurance Pool, the Company had recorded substantial losses for its allocable share of the business placed in this residual market. The total loss to the Company relative to this residual market was $2.8 million in 1993. During 1994, this residual market generated a profit of $4.9 million, largely due to a favorable impact of $6.1 million upon the commutation of outstanding losses.

In 1993, the Company commuted its $43.0 million casualty aggregate excess of loss reinsurance agreement which it had entered into in 1989. The Company reduced its reinsurance recoverable on ceded losses and loss adjustment expenses by $43 million, and received $42.9 million in U.S. Treasury Strips. The commu-tation had no material effect on underwriting results, or on net income.

Through various types of reinsurance, the Company reduces its net liability on individual risks. Prior to suspending the underwriting of net retained risk, a significant portion of the Company's covered risks were located in areas that are vulnerable to major windstorms. These risks are mitigated in part by using selective underwriting procedures and purchasing catastrophe property reinsur-ance protection to contain major losses. The Company's decision to non-renew all personal lines of business, excluding the automobile liability fee-generating business, should adequately protect the Company in the event of a catastrophic event.

Reserves

Loss reserves are estimates at a given point in time of the amount the insurer expects to pay claimants plus investigation and litigation costs, based on facts and circumstances then known. It can be expected that the ultimate liability in each case will differ from such estimates. During the loss settlement period, additional facts regarding individual claims may become known and, consequently, it becomes necessary to refine and adjust the estimates of liability.

The liability for losses on direct business is determined using case-basis evaluations and statistical projections. The liabilities determined under these procedures are reduced, for GAAP purposes, by estimated amounts to be received through salvage and subrogation. The resulting liabilities represent the Company's estimate of the ultimate net cost of all unpaid losses and LAE incurred through December 31 of each year. These estimates are subject to the effects of changing trends in future claims frequency and/or severity. These estimates are continually reviewed and, as experience develops and new informa-tion becomes known, the liability is adjusted as necessary.

The anticipated effect of inflation is implicitly considered when estimating liabilities for losses and LAE. While anticipated price increases due to inflation are considered,an increase in average severity of claims may be caused by a number of factors that vary with the individual type of policy written. Future average severity is projected based on historical trends adjusted for changes in underwriting standards, policy provisions, and general economic trends. These anticipated trends are monitored based on actual developments and are modified as necessary. The Company does not discount its loss and LAE reserves.

In 1993, the Company adopted FASB Statement No. 113, which significantly redefines reinsurance accounting rules and provides stringent requirements with respect to risk transfer and recognition of gains. In addition, the Statement requires ceded claims liabilities and ceded unearned premiums be reported as ceded reinsurance assets, rather than as a reduction to the respective liabil-ity. For SAP purposes, the ceded reinsurance reserves are still used to reduce the liability. There were no changes in the recognition of net losses incurred as a result of adopting FASB Statement No. 113. The only effect on the Company's GAAP financial statements was the reflection of the gross liability rather than the net liability for reserves. The Company does not have surplus relief rein-surance arrangements, multiple-year retrospectively-rated reinsurance, or assumption reinsurance transfers.

The following table presents, on a GAAP basis, a three-year analysis of losses and LAE, net of ceded reinsurance recoverable, with the net liability reconciled to the gross liability per the balance sheet:



                                            1995      1994      1993
                                            (thousands of dollars)
                                        --------------------------------
Liability for losses and LAE at
 beginning of year:
  Gross liability per balance sheet      $ 166,698 $ 194,682 $ 257,603
  Ceded reinsurance recoverable
         reclassified as an asset          (88,731)  (76,221) (140,969)
                                           ----------------------------
  Net liability                             77,967   118,461   116,634
                                           ----------------------------
Provision for losses and LAE for
  claims occurring in the current year        9,546   16,451    47,776
Increase in estimated losses and LAE
  for claims occurring in prior years         3,375   16,957    10,509
                                            ---------------------------
                                             12,921   33,408    58,285
Losses and LAE payments for claims          ---------------------------
 occurring during:
    Current year                              7,014   10,291    26,499
    Prior years                              22,843   63,611    29,959
                                            ---------------------------
                                             29,857   73,902    56,458
                                            ---------------------------
Liability for losses and LAE at end of year:
   Net liability                             61,031    77,967   118,461
   Ceded reinsurance recoverable
     reclassified as an asset                84,492    88,731    76,221
                                           -----------------------------
  Gross liability per balance sheet        $145,523  $166,698  $194,682
                                           ============================


As reflected in the preceding table, each year was affected by reserves from prior years having been deficient in those earlier periods. The impact of this adverse development was $3.4 million in 1995, $17.0 million in 1994, and $10.5 million in 1993. Adverse reserve development will be fully discussed following the tabular ten-year period analysis presented later in this section.

Reserve deficiencies are caused primarily by the difficulties inherent in estimating the liability for claims on the casualty lines of business, where the full extent of the damages can often be sizable, but not accurately determinable at the date of estimation. This situation is further complicated by the fact that the existence of a claim may not be reported to the Company for a number of years.

The difference between the year-end net liability for losses and LAE reported in the accompanying consolidated financial statements in accordance with GAAP and that in accordance with SAP was as follows:


                                                      December 31,
                                                    1995        1994
                                                  (thousands of dollars)
                                                  -----------------------
Net liability on a SAP basis,
 as filed in annual statement                       $ 61,812 $  79,854
Assumed reinsurance liabilities recorded net             -      (1,147)
Estimated salvage and subrogation recoveries
 recorded on a cash-basis for SAP and on an
 accrual basis for GAAP                                 (781)     (740)
                                                     -------------------
Net liability on a GAAP basis, at year-end          $ 61,031  $  77,967

 Ceded reinsurance recoverable                        84,492     88,731
                                                     --------------------
Gross liability reported on a GAAP basis,
 at year-end                                        $145,523   $ 166,698
                                                    ====================


The following table reflects the loss and LAE development for 1995 and 1994 on a GAAP basis:


                             Unpaid Losses Re-estimated as     Cumulative
                                and LAE    of one year later  (deficiency)
                             ---------------------------------------------
                                       (thousands of dollars)
1995:

Gross liability                 $  145,523
Less: Reinsurance recoverable       84,492
                                  --------
Net liability                   $   61,031
                                  ========
1994:

Gross liability                 $  166,698       $ 180,859    $(14,161)
Less: Reinsurance recoverable       88,731          99,517     (10,786)
                                  --------        ---------   ---------
Net liability                   $   77,967       $  81,342    $ (3,375)
                                  ========        =========    ========


The following analysis reflects loss and LAE development on a SAP basis, net of ceded reinsurance recoverable, for a ten-year period for retained business only:


                                       Year Ended December 31,

                         1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995
                         ------------------------------------------------------
                                        (millions of dollars)
Liability for unpaid losses
     and LAE (SAP)       169  162  145  129  122  116  112  118  120   80   62

Cumulative liability paid through:
     One year later      101   94   82  104   78   77   63   30   63   24
     Two years later     158  142  150  141  121  116   50   84   82
     Three years later   193  194  173  166  145   93   91  101
     Four years later    235  211  191  183  115  125  104
     Five years later    247  224  203  151  139  136
     Six years later     257  233  174  170  149
     Seven years later   264  208  191  178
     Eight years later   241  223  198
     Nine years later    255  230
     Ten years later     262

Liability re-estimated as of:
     One year later      198  181  158  174  135  136  119  129  137    83
     Two years later     218  192  197  177  150  147  124  139  140
     Three years later   226  229  200  188  156  151  133  149
     Four years later    263  233  210  185  159  161  145
     Five years later    266  240  204  185  168  173
     Six years later     270  235  204  195  182
     Seven years later   266  235  213  208
     Eight years later   265  243  227
     Nine years later    274  256
     Ten years later     287

Cumulative (deficiency) (118) (94) (82) (79) (60) (57) (33) (31) (20)   (3)
                        ===================================================


The preceding table presents the development of balance sheet liabilities on a SAP basis for 1985 through 1994. The top line of the preceding table shows the initial estimated liability on a SAP basis. This liability represents the estimated amount of losses and LAE for claims arising in years that are unpaid at the balance sheet date, including losses that have been incurred but not yet reported.

The next portion of the preceding table reflects the cumulative payments made for each of the indicated years as they have developed through time. This table has been adjusted for a modification made to 1994 paid losses on a GAAP basis, not recorded for statutory net losses incurred. On a statutory basis, the modification is a reclassification only and has no effect on income. Additionally, a ceded reinsurance commutation during 1993 for $43 million re-duced the gross asset for reinsurance recoverable on losses and loss adjustment expenses. Since investments were increased $42.9 million, total assets were basically unchanged. Under the gross method of reporting the liability for losses and LAE, the commutation had no effect on liabilities. The 1993 expense for losses and LAE was also unaffected, because the reduction in the asset for reinsurance recoverable served to increase the expense, while the securities received served to decrease the expense. For these same reasons, the re-estimated liability shown on the ten-year development table was also not affected. The 1993 impact on the cumulative liability paid on the ten-year development table, which was reduced by the value of the securities received, was as follows (in millions of dollars):


                                    Cumulative    Add Back      Cumulative
                                    Liability    Commutation     Liability
                                      Paid As      Reduction     Paid As
                                      Reported     To Paid       Adjusted
                                    ---------------------------------------
            1983:  10 years later        185           17          202
            1984:   9 years later        239           24          263
            1985:   8 years later        241           28          269
            1986:   7 years later        208           31          239
            1987:   6 years later        174           35          209
            1988:   5 years later        151           40          191
            1989:   4 years later        115           43          158
            1990:   3 years later         93           43          136
            1991:   2 years later         50           43           93
            1992:   1 year  later         30           43           73


The next portion of the table shows the re-estimated amount of the liability based on experience as of the end of each succeeding year. The estimate is increased or decreased as more information becomes known about the claims for the year being reported.

The "cumulative (deficiency)" represents the aggregate change in the estimates over all subsequent years. The effects on income of the past three years of changes in estimates of the liabilities for losses and LAE on a GAAP basis are shown in the reconciliation table.

In evaluating this information, it should be noted each amount includes the effects of all changes in amounts for prior periods. This table does not pre-sent accident or policy year development data, which readers may be more accustomed to analyzing. Conditions and trends that have affected development of the liability in the past may not necessarily occur in the future. Accor-dingly, it may not be appropriate to extrapolate future redundancies or defi-ciencies based on this table.

After the Company experienced adverse loss reserve development in 1990 and 1991 on its southeastern business, it was determined a significant reserve addition was necessary to bring current and prior year reserves to a level to avoid or minimize recurrence of adverse development. Accordingly, in the fourth quarter of 1991 the Company added $18.4 million to its reserves. The addition was determined through a comprehensive actuarial review of the Company's direct and net business.

The adverse loss reserve development in 1992 through 1995 is primarily attributable to business other than the Company's core southeastern business. Business the Company is required to accept through various mandated pools and associations contributed $2.9 million in 1993 ($1.7 million in 1992). This business relates primarily to the National Workers' Compensation Reinsurance Pool. The Company started limiting the burden from this pool by restricting direct workers' compensation premiums beginning in 1990, and in late 1992 made the decision to discontinue writing any new or renewal workers' compensation business. During 1994, liabilities associated with this Pool were commuted, eliminating exposure to further development for the Pool, and producing a $6.1 million reduction in the adverse development for 1994.

The majority of the adverse reserve development in 1989 was related to accident years 1982-1985 and the business produced by the former West Coast operation. The Company purchased that operation in 1981. The problem West Coast lines were primarily commercial automobile liability and other liability, including a substantial amount of contractors' and subcontractors' liability coverages. These claims turned out to have greater severity and much longer development periods than the Company had previously experienced. It was not until 1989 that the full extent of the problems started to become clear. The Company added $30 million to its reserves for that business in 1989, and until 1992 had no further adverse development. As of December 31, 1995, the Company has $19.4 million of reserves established for this business.

A part of the Company's reserve for losses and LAE is set aside for environmental, pollution and toxic tort claims. These claims relate to business written by the West Coast operation prior to 1986. At December 31, 1993, the reserves on these claims was $23.4 million. On June 7, 1994, the Company settled a dispute relative to approximately 400 of these claims. Any future liability on them is limited to 50% of the loss and reimbursement of the Company's 50% does not begin until the other company pays out subsequent to June 7, 1994 a total of $20 million in losses. The settlement also has policyholder surplus safeguards to the benefit of the Company built in to it. Future obligations, if any, are not likely to become payable for several years. Management has evaluated the estimated ultimate liability of this business and has concluded that the development of this settlement should not have a material impact on the company.

Of the remaining environmental, pollution and toxic tort claims, the following activity took place during 1995:

          Pending, December 31, 1994      89
          New claims received             18
          Claims settled                 (22)
                                         ----
          Pending, December 31, 1995      85
                                         ====


The policies corresponding to these claims were written on a direct basis. The Company has excess of loss reinsurance through 1980 of $100,000, and $500,000 after that date. The claims are reserved as follows at December 31, 1995 ($ in thousands):

          Case reserves               $ 2,229
          IBNR reserves                 8,675
          LAE reserves                  3,453
                                      -------
          Total                       $14,357
                                      =======


The above claims involve 11 Superfund sites, 5 asbestos or toxic tort claims, 10 underground storage tanks and 59 miscellaneous clean-up sites.

For this direct business there are usually several different insurers participating in the defense and settlement of claims made against the insured. Costs and settlements are pro-rated by either time on the risk or policy limits.

In estimating the liability for reported and estimated losses and adjustment expenses related to environmental and construction defect claims, management considers facts currently known along with the current state of the law and coverage litigation. Liabilities are recognized for known claims (including the cost of related litigation) when sufficient information has been developed to indicate the involvement of a specific insurance policy, and management can reasonably estimate its liability. In exposures on both known and unasserted claims, estimates of the liabilities are reviewed and updated continually.
The potential development of losses is limited by policy limits.

Because only 85 claims remain open as of December 31, 1995, the exposure to significant additional development is less than when the claims were less mature. In addition, the likelihood of new claims being asserted for construction liability is lessened by the expiration of statutes of limitations since the last policy expired over ten years ago.

The Company has consistently strived for reserve adequacy. Prior to 1992, thorough actuarial reviews were performed only at year-end. In 1992, an interim review was done. Additionally, the Company refined its estimate of the IBNR component of loss reserves to help ensure the timely recognition of current year losses and the adequacy of the IBNR for prior years' losses. At the end of 1994, the new management engaged an additional consultant to review the adequacy of loss reserves. This review resulted in management recording additional reserve strengthening at December 31, 1994. The 1995 results along with the results of reviews performed by independent actuaries at June 30, 1995 and December 31, 1995 bear out management's belief that the reserves are sufficient to prevent prior years' losses from adversely affecting future periods; however, estab-lishing reserves is an estimation process and adverse developments in future years may occur and would be recorded in the year so determined.



Investments and Realized Gains

The following table shows net investment income, realized gains, and the amount of the investment portfolio at the end of the year for 1995, 1994, and 1993:



                                1995      1994      1993
                                  (thousands of dollars)
                                --------------------------

Net investment income       $    3,176  $  5,321  $  5,455
Realized gains (losses)            164    (6,327)    1,969
                                --------------------------
     Total investments          44,302    61,868   118,467
                                ==========================


At December 31, 1995, 23.3% of total investments were committed to short term investments, compared to 33.0% at the end of 1994. Investments in U.S. Government bonds were 93.6% of the fixed maturities at the end of 1995,and 87.1% at the end of 1994. The Company has no "junk bonds" in its portfolio.

In May 1993, FASB issued Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Statement No. 115 classified securities into three categories: held-to-maturity, trading, and available-for-sale. The Company's securities are currently classified as, and will continue to be classified as, available-for-sale. Statement No. 115 requires available-for-sale securities to be reported at estimated market value and the unrealized gains and losses be reported in a separate component of shareholders' equity. The Company adopted Statement No. 115 effective January 1, 1994.

Given the negative cash flow from operations, all fixed maturities are con-sidered available-for-sale. Accordingly, they are carried at market value as of December 31, 1995 and 1994. The market values of the fixed maturity invest-ments were $0.4 million above book value at the end of 1995 compared to $2.4 million below book value at the end of 1994. The weighted average yield of the fixed maturity investments was 5.9% for both 1995 and 1994.

During 1994, the Company was forced to sell bonds to meet cash requirements while interest rates were rising. This action resulted in significant realized losses. A declining interest rate environment in 1993 resulted in realized gains related to fixed maturity and equity investments. The 1993 gains were taken primarily in the bond portfolio to shorten maturities, maximize liquidity, and increase surplus.

Other Operations

Investors National Life Insurance Company of South Carolina was formed in 1993 to assume the run-off of the business written through Investors National Life Insurance Company, which, prior to its sale late in 1993, had provided credit life and credit accident and health insurance through banks, savings and loan institutions and automobile dealers. The pre-tax (loss) income of Investors National was $4,000,$(677,000)and $44,000 in 1995, 1994 and 1993, respectively.
The loss in 1994 was due primarily to realized investment losses, compared to gains in 1995 and 1993.

In February 1994, Policy Finance Company was formed to handle the administration of the assets retained in the sale of Premium Service Corporation. Pre-tax income of PFC was $74,000 in 1995, $538,000 in 1994, and $470,000 in 1993. The
Company has no plans to continue its own premium financing activity.

Effective January 1, 1995, Forest Lake Travel Service, a subsidiary travel agency, was sold. FLT's pre-tax income was $95,000 in 1994 and $420,000 in 1993. The sale generated an insignificant gain in the first quarter of 1995.

All of the above operations were sold because of management's emphasis on restructuring the Company's core business. All of these sales were made at a gain. Future years' operations are not anticipated to be significantly impacted by these sales.


Income Taxes

The Company uses the liability method in accounting for income taxes. Deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provision of the enacted tax laws.

The 1995 and 1994 provision for income taxes on operations of insignificant amounts resulted from certain life insurance taxable income and state income taxes that cannot be offset by tax operating losses.

In 1993, the Company recognized an income tax benefit from operations of $4.8 million and a $5.6 million income tax expense on the extraordinary gain from debt extinguishment. The net tax expense of $0.8 million includes the tax effect of certain life insurance taxable income and state income tax expense that cannot be offset by tax loss carryovers.

The Company has unused tax net operating loss carryforwards and capital loss carryforwards of $97.9 million for income tax purposes. However, due to a "change in ownership" condition that occurred in 1995, the Company's use of the net operating loss carryforwards are subject to limitation in future years to an amount estimated to be in the range of approximately $2.5 million to $3.0 million per year.

Based on its recent earning history, the Company has determined that a valuation allowance of $19.9 million should be established against the net deferred tax asset at December 31, 1995.

                    CAPITAL RESOURCES AND LIQUIDITY

Liquidity relates to the Company's ability to produce sufficient cash to fulfill contractual obligations, primarily to policyholders. Sources of liquidity include premium collections, service fee income, investment income and sales and maturities of investments.

As the Company deliberately downsizes its exposure to underwriting risk, premium collections decline at a much faster pace than the decline in claim payments. Consequently, operations have used net cash in operating activities of $21.7 million in 1995, $44.6 million in 1994, and $43.6 million in 1993. During 1994, cash disbursements included $25.4 million for the non-recurring commutation of NCCI liabilities and a dispute settlement regarding a previously sold subsidi-ary. The 1993 cash used in operating activities would have been $43 million greater than the actual cash used had it not been for a non-recurring commu-tation of reinsurance ceded which produced a cash receipt in the amount of the reinsurance recoverable.

Cash flows from financing activities in 1995 includes $5.3 million the Company raised from a stock rights offering and $2.0 million provided by an investor in exchange for a promissory note. The 1994 cash used in operating activities necessitated unplanned liquidation of long term bonds. Because this occurred during a period of declining bond values, the Company incurred $6.3 million of realized losses on the sale of these securities. While operations for 1996 are anticipated to use cash, the amount projected is less than the $16.6 million of cash and temporary investments held at December 31, 1995. Hence, no unplanned sales of securities are anticipated during 1996.

There have been no shareholder dividends declared during the last three years, and there is not a likelihood that any will be considered during 1996. Long-term debt outstanding has been reduced to an insignificant amount as a conse-quence of the exchange of debt for common shares during 1994.

The volume of premiums that the property and casualty insurance subsidiaries may prudently write is based in part on the amount of statutory net worth as determined in accordance with applicable insurance regulations. The National Association of Insurance Commissioners has adopted risk based capital requirements for property and casualty insurance companies to evaluate the adequacy of statutory capital and surplus in relation to investments and insurance risks such as asset quality, asset and liability matching,loss reserve adequacy, and other business factors. The RBC formula will be used by state insurance regulators as an early warning tool to identify, for the purpose of initiating regulatory action, insurance companies that are potentially inadequately capitalized. Compliance is determined by ratio of the companies' regulatory total adjusted capital to its authorized control level RBC (as defined by the NAIC). Three insurance subsidiaries of the Company have December 31, 1995 ratios of total adjusted capital to RBC that are comfortably in excess of the level which would prompt regulatory action.

One of the Company's insurance subsidiaries fell below the minimum required statutory surplus at December 31,1994. During the first half of 1995, capital contributions of $7.4 million were completed which strengthened the statutory surplus of the subsidiary. As of December 31, 1995, the subsidiary has statu-tory surplus in excess of the minimum required amount, but less than the authorized control level of RBC. This shortfall is being addressed by various means, including a planned capital contribution of over $6 million in the second quarter of 1996.


Item 8.   Financial Statements and Supplementary Data
            (continued on following page)


                 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Shareholders of
The Seibels Bruce Group, Inc.:


We have audited the accompanying consolidated balance sheets of The Seibels Bruce Group, Inc. (a South Carolina corporation) (the Parent Company) and subsidiaries (collectively the Company ), as of December 31, 1995 and 1994, and the related consolidated statements of operations, changes in shareholders equity and cash flows for each of the three years in the period ended
December 31, 1995. These financial statements and the schedules referred to below are the responsibility of the Company s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Seibels Bruce Group, Inc. and subsidiaries, as of December 31, 1995 and 1994 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

As explained in Note 2 to the financial statements, effective January 1, 1994, the Company changed its method of accounting for investments in debt securities.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The Schedules I, II, III, IV, V and VI as of December 31, 1995 and for each of the three years in the period ended December 31, 1995 are presented for purposes of complying with the Securities and Exchange Commission's rules and are not part of the basic financial state-ments. These schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements, and in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.



ARTHUR ANDERSEN LLP

Columbia, South Carolina
March 29, 1996


THE SEIBELS BRUCE GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

                                                     December 31,
                                                  1995           1994
                                                 (thousands of dollars)
ASSETS
Investments:
Fixed maturities available for sale,
 at market (cost of $33,171  at 1995
 and $41,321 at 1994)                              $33,581     $38,941
Equity securities available-for-sale,
 at market (cost of $222 at 1995 and
 $540 at 1994)                                         377         458
Short-term investments, including temporary
 investments of $10,235  ($20,243 at 1994)          10,310      20,458
Mortgage loan on real estate, at estimated
 realizable value (cost of $2,949 at 1994)               -       1,965
Other long-term investments                             34          46
       Total investments                            44,302      61,868
Cash, other than invested cash                       6,339           -
Accrued investment income                              697         809
Premiums and agents' balances receivable, net        7,005      13,028
Reinsurance recoverable on paid losses
 and loss adjustment expenses                       27,423      30,277
Reinsurance recoverable on unpaid losses
 and loss adjustment expenses                       84,492      88,731
Property and equipment, net                          5,396       6,270
Prepaid reinsurance premiums - ceded business       43,469      48,483
Deferred policy acquisition cost                       293         899
Other assets                                         4,589       5,570
                                                  --------------------
        Total assets                             $ 224,005   $ 255,935
                                                  ====================
LIABILITIES
Losses and claims:
Reported and estimated losses and claims
                     - retained business         $  47,445   $  63,074
                       ceded business               74,918      74,141
Adjustment expenses - retained business             13,586      14,893
                       ceded business                9,574      14,590
Unearned premiums:
     Property and casualty - retained business       1,900       6,238
                  ceded business                    43,469      48,483
Credit Life                                            758       1,570
Balances due other insurance companies              12,438      19,119
Notes payable                                        2,476         439
Other liabilities and deferred items                 7,254      12,738
                                                  --------------------
       Total liabilities                         $ 213,818   $ 255,285
                                                  --------------------

COMMITMENTS AND CONTINGENCIES (Notes 12 and 13)

SHAREHOLDERS' EQUITY
Special stock, no par value, authorized
 5,000,000 shares, none issued or outstanding          -           -
Common stock, $1 par value, authorized
 25,000,000 shares, issued and outstanding
 16,772,686 shares 14,500,534 shares at 1994)       16,773      14,501
Additional paid-in capital                          34,080      30,983
Unrealized gain (loss) on investments                  401      (2,615)
Accumulated deficit                                (41,067)    (42,219)
                                                   --------------------
        Total shareholders' equity                  10,187         650
                                                   ---------------------
Total liabilities and shareholders' equity        $224,005     $255,935
                                                  ======================


The accompanying notes are an integral part of these consolidated financial statements.


THE SEIBELS BRUCE GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

                                              Year Ended December 31,
                                             1995      1994      1993
                               (thousand of dollars except per share amounts)
                               ----------------------------------------------
Premiums:
   Property and casualty premiums earned    $10,384  $ 14,718  $ 55,331
   Credit life premiums earned                  890     1,801     3,207
Commission and service income                49,572    60,669    41,625
Net investment income                         3,176     5,321     5,455
Other interest income                         1,154       905     1,635
Realized (losses) gains on investments          164    (6,327)    1,969
Other income                                    843     2,673     4,697
                                            ---------------------------
       Total revenue                         66,183    79,760   113,919
                                            ---------------------------
Expenses:
Property and casualty:
     Losses and loss adjustment expenses     12,921    33,408    58,285
     Policy acquisition costs                 3,794     5,538    17,628
     Credit life benefits                       545       770     1,374
     Interest expense                           308       321     2,527
     Other operating costs and expenses      47,465     58,768   49,116
                                             --------------------------
       Total expenses                        65,033    98,805    128,930
                                             ---------------------------
Income (loss) before income taxes and
 extraordinary item                           1,150   (19,045)  (15,011)

Provision (benefit) for income taxes             (2)       29   ( 4,762)
                                             ----------------------------
Income (loss) before extraordinary item       1,152   (19,074)  (10,249)

Extraordinary item - gain from extinguishment
 of debt, net of income taxes                     -         -      9,235
                                              ---------------------------
 Net income (loss)                           $ 1,152 $ (19,074)$  (1,014)
                                               ==========================


Per share:
    Income (loss)  before extraordinary item   $0.07    $(1.72)  $ (1.37)
     Extraordinary item                           -         -        1.23
                                              ----------------------------
     Net income (loss)                         $0.07 $   (1.72)   $ (0.14)
                                              ============================

The accompanying notes are an integral part of these consolidated financial statements.



THE SEIBELS BRUCE GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY


                                                Year Ended December 31,
                                               1995      1994       1993
                                                (thousands of dollars)
                                              ----------------------------
Common stock outstanding:
 Beginning of year                            $ 14,501  $ 7,501   $ 7,501
 Stock issued in connection with rights
   offering                                      2,217        -         -
 Stock issued to employee benefit plans             20        -         -
 Stock issued as non-employee
    director compensation                           35        -         -
 Stock issued in exchange for cancellation
   of note payable                                   -    7,000         -
                                               ----------------------------
 End of year                                  $ 16,773 $ 14,501   $ 7,501
                                               ===========================

Additional paid-in capital:
 Beginning of year                            $ 30,983 $ 27,983  $ 27,983
 Stock issued in connection with rights
   offering                                      3,104        -         -
 Stock issued to employee benefit plans            (3)        -         -
 Stock issued as non-employee
   director compensation                           (4)        -         -
 Stock issued in exchange for cancellation
   of note payable                                  -     3,000         -
                                               ---------------------------
  End of year                                 $ 34,080 $ 30,983   $ 27,983
                                               ===========================

Unrealized gain (loss) on securities:
 Beginning of year                            $ (2,615)$  1,563   $    866
 Cumulative effect of change in accounting -
   adoption of FASB 115                              -      841         -
 Change in unrealized gains on
   securities                                    3,016   (5,019)       697
                                               -----------------------------
 End of year                                  $    401 $ (2,615)  $  1,563
                                               =============================

Accumulated deficit:
 Beginning of year                            $(42,219) $(23,145) $(22,131)
 Net income (loss)                               1,152   (19,074)   (1,014)
                                               ----------------------------
 End of year                                  $(41,067) $(42,219) $(23,145)
                                               ============================

Total shareholders' equity                    $ 10,187  $    650  $ 13,902
                                                ==========================

The accompanying notes are an integral part of these consolidated financial statements.

THE SEIBELS BRUCE GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Increase (Decrease) In Cash And Temporary Cash Investments

                                              Year Ended December 31,
                                              1995       1994      1993
                                              (thousands of dollars)
                                           -----------------------------
Cash flows from operating activities:
 Net income (loss)                         $  1,152  $(19,074) $ (1,014)
 Adjustments to reconcile net loss to net     --------------------------
   cash used in operating activities:
   Depreciation                                 925       739       638
   Realized (gains) losses on investments      (164)    6,327    (1,969)
   Extraordinary gain from extinguishment of debt,
   gross of income taxes                          -         -   (14,793)
   Change in assets and liabilities:
   Accrued investment income                    112       278       354
   Premium and agents' balances
     receivable, net                          6,023       690    13,292
   Premium notes receivable                       -    11,120      (384)
   Reinsurance recoverable on losses and
     loss adjustment expenses                 7,093    (8,943)   59,882
   Prepaid reinsurance premiums -
      ceded business                          5,014     6,443     6,342
   Deferred policy acquisition costs            606     2,943    11,943
   Unpaid losses and loss adjustment
      expenses                              (21,175)  (26,837)  (62,921)
   Unearned premiums                        (10,164)   (8,719)  (46,071)
   Balances due other insurance companies    (6,681)   (8,657)    2,118
   Current income taxes payable                  42      (571)      784
   Funds held by reinsurers                       -        97     1,557
   Outstanding drafts and bank overdraft     (3,891)   (3,336)  (10,338)
   Other - net                                 (603)    2,892    (3,007)
                                           -----------------------------
    Total adjustments                      ( 22,863)  (25,534)  (42,573)
                                           -----------------------------
Net cash used in operating activities      ( 21,711)  (44,608)  (43,587)
                                           -----------------------------
Cash flows from investing activities:
Proceeds from investments sold               10,804  143,609     63,794
Proceeds from investments matured             2,030       45     11,060
Cost of investments acquired                 (4,201) (88,041)   (93,565)
Change in short-term investments - net          140      716        589
Proceeds from mortgage loan receivable
 collected                                     1,965       -          -
Proceeds from property and equipment sold         57      655        667
Purchases of property and equipment              (92)  (2,418)       (42)
                                            -----------------------------
Net cash provided by (used in) investing
 activities                                   10,703     54,566   (17,497)
                                            ------------------------------
Cash flows from financing activities:
  Stock issued to employee benefit plans          18        -          -
  Proceeds from stock rights offering          5,321        -          -
  Proceeds from (repayment of) notes payable   2,000     (1,934)     (219)
                                             -----------------------------
Net cash used in financing activities          7,339   (1,934)      (219)
                                             -----------------------------
Net increase (decrease) in cash and temporary
      cash investments                        (3,669)   8,024    (61,303)
Cash and temporary cash investments,
  January 1                                   20,243     12,219    73,522
                                             -----------------------------
Cash and temporary cash investments,
  December 31                               $ 16,574  $  20,243  $ 12,219
                                             ============================
Supplemental Cash Flow Information:
     Interest paid                           $    96  $     210  $    246
     Income taxes paid (received)                (44)       600         4

Noncash Investing Activities:
 Notes payable exchanged for common stock    $     -  $  10,000   $     -
 Notes payable exchanged for accrued
   interest                                       37        439         -
 Extinguishment of debt through cancellation
   of debt in exchange for new debt                -          -   $ 14,794


The accompanying notes are an integral part of these consolidated financial statements.


THE SEIBELS BRUCE GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Operations, Principles of Consolidation and Presentation

The Seibels Bruce Group, Inc. (the "Company") is the parent company of South Carolina Insurance Company ("SCIC") and Seibels Bruce and Company ("SBC"). SCIC and its property and casualty insurance subsidiaries provide servicing carrier activities for several state and federal insurance facilities, and SBC provides MGA services to an unrelated insurance company. Prior to mid 1995, SCIC and its property and casualty subsidiaries also underwrote business for its own account primarily in the auto physical damage, private passenger auto liability and fire and allied lines in the Southeast.

For the fiscal years ended December 31, 1994 and 1993, the Company reported significant operating losses and net cash used in operating activities. In addition, the amended regulatory filings by the insurance subsidiaries at December 31, 1994 indicated a consolidated statutory capital and surplus which was substantially below the minimum required by the South Carolina Department of Insurance.

During 1995, new management has taken measures to improve the Company's finan= cial condition and results of operations including raising capital through 1) a rights offering completed in January 1995 and 2) borrowing from the major investor (See Note 5). The proceeds from both transactions were contributed to SCIC as statutory surplus. Continued capital transactions that have closed sub-sequent to December 31, 1995 include 1) in January 1996, a group of investors acquired 6,250,000 shares of common stock, subject to certain approvals
(see Note 15 and 2) on March 29, 1996, a group of investors purchased 1,635,000 shares of common stock (see Note 15). Additional actions taken by management include insurance suspension of retaining insurance risk on contracts written, effective in the second quarter of 1995.

During the fiscal year ended December 31, 1995, the Company reported a reduction in net cash used in operating activities. In addition, the regulatory filings by SCIC at December 31, 1995 indicate that consolidated statutory capital and surplus exceed the statutory minimums.

The Company has developed and begun implementation of a business and operating plan which incorporates activities to produce siginificant cost reductions, attract additional capital, and sell Consolidated American Insurance Company (a dormant insurance subsidiary). The plan indicates a continuation of adequate statutory capital and surplus.

The accompanying consolidated financial statements have been prepared in con-formity with generally accepted accounting principles (GAAP) and include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Certain classifications previously presented in the consolidated financial statements for prior periods have been changed to conform to current classi-fications.


Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of con-tingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, although, in the opinion of man-agement, such differences would not be significant.

Cash and Temporary Cash Investments

For purposes of the Statements of Cash Flows, the Company considers both cash and temporary cash investments within the caption "Cash and temporary cash investments" to be those highly liquid investments purchased with an initial maturity of three months or less. At December 31, 1994, the Company had book cash overdrafts of $3.9 million, which are classified as "other liabilities" in the accompanying balance sheet. At December 31, 1995, the Compnay had no book cash overdrafts.

Fair Value of Financial Instruments

The fair value of fixed maturities, equity securities, short-term investments, mortgage loans on real estate, other long-term investments, cash and accrued investment income was $55.0 million and $62.7 million at December 31, 1995 and 1994, respectively. The fair values of cash and short-term investments approximate carrying value because of the short maturity of those instruments. Fixed maturities and equity securities fair values were determined in accordance with methods prescribed by the National Association of Insurance Commissioners, which do not differ materially from nationally quoted market prices. The fair value of certain municipal bonds is assumed to be equal to amortized cost where no market quotations exist. The fair value of mortgage loans on real estate is at net realizable value. Premium and agents' balances receivable are carried at their historical costs which approximate fair value as a result of timely evaluation of recoverability and allowance for uncollectible amounts.

The fair value of debt was $2.5 million and $0.4 million at December 31, 1995 and 1994, respectively. The fair value of debt is estimated to be its carrying value based on the current rates offered for debt having the same or similar terms, and remaining maturities.

Property and Casualty Premiums

Property and casualty premiums are reflected in income when earned as computed on a monthly pro-rata method. Written premiums and earned premiums have been reduced by reinsurance placed with other companies, including substantial
amounts related to business produced as a servicing carrier.    A reconciliation
of direct to net premiums, on both a written and an earned basis is as follows (See Note 12):


                   1995                1994                  1993
                             (thousands of dollars)
          ---------------------------------------------------------------
            Written    Earned    Written    Earned    Written      Earned
          ---------------------------------------------------------------
Direct   $ 114,184   $ 122,912  $ 140,683  $ 146,481  $ 153,073   $ 196,386
Assumed        422       1,232      5,332      2,275      9,572      10,503
Ceded     (108,560)   (113,760)  (131,478)  (134,038)  (145,216)   (151,558)
         -------------------------------------------------------------------
Net      $   6,046   $  10,384  $  14,537  $  14,718  $  17,429   $  55,331
         ===================================================================


The amounts of premiums pertaining to catastrophe reinsurance that were ceded from earned premiums during 1995, 1994 and 1993 were $0.8 million, $1.7 million and $4.4 million, respectively.

Credit life premiums are reflected in income when earned as computed on a monthly pro-rata method for level term premiums and on a sum-of-the-digits method for decreasing term premiums.

Commission and Service Income

Commission and service income is predominantly derived from servicing carrier activities. The commission income related to producing and underwriting the business is recognized in the period in which the business is written. Beginning in 1993, a portion of commission income is also derived from business produced by the Company as a Managing General Agent. The Company receives commissions for producing and underwriting the business as well as servicing such business. These revenues are recognized on an accrual basis as earned.

Policy Acquisition Costs

Policy acquisition costs attributable to property and casualty operations represent that portion of the cost of writing business that varies with and is primarily related to the production of business. Such costs are deferred and charged against income as the premiums are earned. The deferral of policy acquisition costs is subject to the application of recoverability tests to each primary line or source of business based on past and anticipated underwriting results. The deferred policy acquisition costs that are not recoverable from future policy revenues are expensed. The Company has considered anticipated investment income in determining premium deficiency.

Property and Casualty Unpaid Loss and Loss Adjustment Expense

The liability for property and casualty unpaid losses and loss adjustment expenses includes:

(1) An accumulation of formula and case estimates for losses reported prior to the close of the accounting period.
(2) Estimates of incurred-but-not-reported losses based upon past experience and current circumstances.
(3) Estimates of allocated, as well as unallocated, loss adjustment expense liabilities by applying percentage factors to the unpaid loss reserves, with such factors determined on a by-line basis from past results of paid loss adjustment expenses to paid losses.
(4) The deduction of estimated amounts recoverable from salvage and subro-gation.
(5)  Estimated losses as reported by ceding reinsurers.

Management, in conjunction with the Company's consulting actuaries, performs a complete review of the above components of the Company's loss reserves to eval-uate the adequacy of such reserves. Management believes the reserves, which approximate the amount determined by independent actuarial reviews, are sufficient to prevent prior years' losses from adversely affecting future periods; however, establishing reserves is an estimation process and adverse developments in future years may occur and would be recorded in the year so determined.

Earnings per Share

Income (loss) per share is based on the weighted average number of shares outstanding. Such weighted average outstanding shares are 16,722,107 in 1995 (11,067,565 in 1994 and 7,500,534 in 1993). Outstanding stock options and warrants are common stock equivalents but have no dilutive effect on income
(loss) per share.


Allowance for Uncollectible Accounts

Allowance for uncollectible accounts for agents' balances receivable, other receivables, and premium notes receivable were $70,000, $79,000, and $75,000 at December 31, 1995 and $70,000, $151,000, and $245,000 at December 31, 1994,
respectively. There are no significant credit concentrations related to premiums receivable, agents' balances, and premium notes receivable.

Property and Equipment

Property and equipment are stated at cost and, for financial reporting purposes, depreciated on a straight-line basis over the estimated useful lives of the assets. For income tax purposes, accelerated depreciation methods are used for certain equipment.

Other Interest Income and Other Income

Other interest income for 1993 includes $1.0 million on an excess of loss reinsurance agreement which was commuted in 1993. Other interest income also includes interest received on reinsurance balances withheld, agents' balances receivable, and balances due from the South Carolina Reinsurance Facility. Other income for 1995 includes a gain from the settlement of a case previously in litigation. Other income for 1994 includes a $0.6 million gain on the sale of a subsidiary. Other income for 1993 includes $0.7 million from the sale of real estate.

Recent Accounting Pronouncements

On October 23, 1995, SFAS No. 123, "Accounting for Stock-Based Compensation" was issued. SFAS No. 123 allows companies to retain the current approach set forth in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," for recognizing stock-based compensation expense in the basic financial statements. However, companies are encouraged to adopt a new accounting method based on the estimated fair value of employee stock options. Companies that do not follow the new fair value based method will be required to provide expanded disclosures in the footnotes. SFAS No. 123 is effective for fiscal years ended December 31, 1996, and the Company intends to provide such information in expanded disclosures in the footnotes.


NOTE 2 INVESTMENTS

In May 1993, FASB issued Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Statement No. 115 classifies securities into three categories: held-to-maturity, trading and available-for-sale. The Company's securities are classified as available-for-sale. Statement No. 115 requires available-for-sale securities to be reported at fair value and un-realized gains and losses reported in a separate component of shareholders'
equity.   The Company adopted Statement No. 115 effective January 1, 1994.

(a) Investments in fixed maturities, notes, preferred stocks and common stocks are carried at market at December 31, 1995 and 1994. Short-term invest-ments are carried at cost, which approximates market value.

(b) Unrealized gains and losses on marketable equity securities are credited or charged directly to shareholders' equity. Realized gains and losses on investments included in the results of operations are determined using the "identified certificate" cost method. Realized gains (losses) and the change in unrealized gains (losses) on investments are summarized as follows:

                                Fixed       Equity
                              Maturities   Securities  Other    Total
                                      (thousands of dollars)
                              ----------------------------------------
            Realized
              1995              $   240   $   (76)   $    -   $   164
              1994               (7,019)      930      (238)   (6,327)
              1993                2,025         1       (57)    1,969

            Change in unrealized
              1995              $ 2,790   $   237    $  (11)  $ 3,016
              1994               (3,222)   (1,657)     (140)   (5,019)
              1993                  (14)      725       (14)      697


Net amortization of bond discount and premium charged to income for the years ended December 31, 1995, 1994 and 1993 are $3,000, $154,000 and $53,000,
respectively.

Unrealized gains and losses reflected in equity are as follows:


                                        1995      1994     1993
                                        (thousands of dollars)
                                     ------------------------------
 Gross unrealized gains              $    577   $   136   $ 1,716
 Gross unrealized losses                 (176)   (2,751)     (153)
   Net unrealized gains (losses)
     before taxes                         401    (2,615)    1,563
                                        ---------------------------
 Net unrealized gain (loss)          $    401   $(2,615)  $ 1,563
                                       ============================


Proceeds from sales of investments in fixed maturities and related realized gains and losses were as follows:


                                     1995        1994       1993
                                      (thousands of dollars)
                                   -------------------------------
   Proceeds from sales             $ 10,556   $ 134,318   $ 63,669
   Gross realized gains                 267         498      2,039
   Gross realized losses                (27)     (7,517)       (14)


Proceeds from sales of investments in equity securities and related realized gains and losses were as follows:


                                      1995        1994       1993
                                       (thousands of dollars)
                                    --------------------------------
   Proceeds from sales              $   248   $   9,291      $ 125
   Gross realized gains                   -       1,555          1
   Gross realized losses               ( 76)       (625)         -


(c) Investments which exceed 10% of shareholders' equity, excluding investments in U.S. Government and government agencies and authorities, at December
     31, 1995, are as follows:

                                                    Carrying Value
                                                 (thousands of dollars)
Corporate bonds:

IBM Credit Corp, 9.675%, Due 07/01/2008              $   1,168

Short-term investments:

Cash Accumulation Trust - National Money Market Fund     6,365
First Union Bank - Repurchase Agreement Fund             3,538

There were no bonds which were non-income producing for the twelve months ended December 31, 1995.

Fixed maturity investments with an amortized cost of $21.9 million at December 31, 1995 and 1994 were on deposit with regulatory authorities.

(d) The amortized cost and estimated market values of investments in fixed maturities and equity securities by categories of securities are as follows:


                                          December 31, 1995

                                           Gross       Gross      Estimated
                               Amortized  Unrealized  Unrealized   Market
                                Cost       Gains        Losses      Value
                               --------------------------------------------
                                        (thousands of dollars)
U.S. Government and government
agencies and authorities        $ 31,068  $  348      $    -     $  31,416
States, municipalities and
 political subdivisions              931      62           -           993
All other corporate                1,168       -           -         1,168

Redeemable preferred stocks            4       -           -             4
                                --------------------------------------------
   Total fixed maturities         33,171     410           -        33,581
                                --------------------------------------------
Non-redeemable preferred stocks      166       -          (7)          159
Common stocks                         56     167          (5)          218
                                --------------------------------------------
   Total equity securities           222     167         (12)          377
                                --------------------------------------------
Other long-term investments          198       -        (164)           34
                                --------------------------------------------
   Total                        $ 33,591  $  577     $  (176)     $ 33,992
                                ===========================================

                                            December 31, 1994

                                            Gross       Gross    Estimated
                                Amortized Unrealized  Unrealized  Market
                                  Cost      Gains      Losses      Value
                                -------------------------------------------
                                           (thousands of dollars)
U.S. Government and government
   agencies and authorities    $  36,368  $     2     $( 2,455)   $ 33,915
States, municipalities and
   political  subdivisions         1,093       28            -       1,121
All other corporate                2,358       45            -       2,403
Mortgage-backed (government
  guaranteed) securities           1,498        -            -       1,498
Redeemable preferred stocks            4        -            -           4
                                ------------------------------------------
     Total fixed maturities       41,321       75       (2,455)     38,941
                                ------------------------------------------
Non-redeemable preferred stocks      281        -          (66)        215
Common stocks                        259       61          (77)        243
                                ------------------------------------------
    Total equity securities          540       61         (143)        458
                                ------------------------------------------
Other long-term investments          199        -         (153)         46
                                ------------------------------------------
    Total                      $  42,060   $  136    $  (2,751)   $ 39,445
                                ===========================================

(e) Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penal-ties. The amortized cost and estimated market value of fixed maturities at December 31, by contractual maturity, are as follows:


                                                     December 31, 1995
                                                               Estimated
                                                    Amortized     Market
                                                     Cost          Value
                                                    --------------------
                                                   (thousands of dollars)
           Due in one year or less                     $ 3,098   $ 3,102
           Due after one year through five years        16,324    16,436
           Due after five years through ten years       12,252    12,520
           Due after ten years                           1,493     1,519
           Redeemable preferred stocks                       4         4
                                                      ------------------
            Total                                      $33,171   $33,581
                                                      ==================

(f)  Investment income consists of the following:

                                        1995       1994      1993
                                          (thousands of dollars)
                                      -----------------------------
     Fixed maturities                $  2,023  $  4,348  $  4,323
     Equity securities                     15       266        96
     Short-term investments             1,138       626       959
     Mortgage loan                         23       255       273
     Other                                 42         -         -
                                       ---------------------------
     Total investment income            3,241     5,495     5,651
     Investment expenses                  (65)     (174)     (196)
                                      ----------------------------
     Net investment income           $  3,176  $  5,321  $  5,455
                                      ============================



NOTE 3 PROPERTY AND EQUIPMENT

A summary of property and equipment follows:


            Description              Life-years       1995        1994
                                                  (thousands of dollars)
                                                  ----------------------
            Land                          -        $  1,153  $   1,153
            Buildings                   10-40         4,323      4,585
            Data processing equipment    3- 7         4,218      4,135
            Furniture and equipment      3-10         7,387      7,507
                                                    -------------------
                                                     17,081     17,380
              Accumulated depreciation              (11,685)   (11,110)
                                                    --------------------
                                                   $  5,396   $  6,270
                                                     ===================



Depreciation expense charged to operations was $0.9 million in 1995 ($0.7 million in 1994 and $0.6 million in 1993).

NOTE 4 DEFERRED POLICY ACQUISITION COSTS

Policy acquisition costs incurred and amortized to income on property and casualty business are as follows:

                                                 1995        1994
                                               (thousands of dollars)
                                               ----------------------
        Deferred at beginning of year           $     -    $   1,300

        Costs incurred and deferred during year:
        Commissions and brokerage                   1,287      2,542
        Taxes, licenses and fees                      486        544
        Other                                       1,415      1,152
                                                    -----------------
          Total                                     3,188      4,238
                                                    -----------------
     Amortization charged to income during year    (3,188)    (5,538)
                                                    -----------------
        Deferred at end of year                  $      -   $      -
                                                   ===================


Deferred policy acquisition costs attributable to the credit life operation were $293,000 at December 31, 1995 and $899,000 at December 31, 1994. These costs represent that portion of the cost of writing business which is deferred and charged against income, through other operating costs and expenses, as premiums are earned.


NOTE 5 NOTES PAYABLE

Notes payable at December 31, 1995 and 1994, are summarized as follows:


                                                   1995           1994
                                                  (thousands of dollars)
                                                  ----------------------
Note payable (Due 5/1/96, interest accrues
at a rate equal to NationsBank's Prime Rate
(8.5%) plus 2%, compounded daily)                  $ 2,000     $     -

Interest note payable, due 5/1/96,
interest at 8.5%,                                      476          439
                                                   ---------------------
           Notes payable                           $ 2,476     $    439
                                                   =====================


A major investor of the Company holds both notes. The $2 million note is secured to the extent of outstanding principal by (i) a first lien and security interest on all furniture, fixtures and equipment (current book value of $0.7 million) of SBC, and (ii) an assignment by SCIC, upon the sale of such real property owned by it, of the excess of the net proceeds of that sale over book value of such real property. The lien, security interest and assignment are subject to the prior written approval of the South Carolina Department of Insurance. Principal and accrued interest on the interest note payable is due May 1, 1996 (See Note 15).

NOTE 6 INCOME TAXES

The Company uses the liability method in accounting for income taxes. Deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of the enacted tax laws.

The Company files a consolidated federal income tax return which includes all companies. A formal tax-sharing agreement has been established by the Company with its subsidiaries.

A reconciliation of the differences between income taxes (benefit) on income
(loss) before extraordinary items computed at the federal statutory income tax rate and tax expense (benefit) from operations is as follows:


                                                 1995      1994      1993
                                                  (thousands of dollars)
                                                ----------------------------
Federal income tax (benefit),
   at statutory rates                           $  391   $(6,475)  $(5,104)

Increase (decrease) in taxes due to:
       Tax exempt interest                         (22)      (92)      (49)
       Dividends received deduction                 (4)      (82)      (19)
       "Fresh start" adjustment for loss reserve
         discounting for tax purposes                 -        -      (251)
       Limitation of net operating loss
         carryforward due to change in control   18,007         -         -
       Changes in valuation allowance:
         - Utilization of net operating loss       (329)    6,695       777
         - Reduction due to limitation of net
             operating loss                     (18,007)        -         -
            Other                                   (38)      (17)     (116)
                                                 ---------------------------
        Tax expense (benefit) from operations   $    (2)       29   $(4,762)
                                                 ===========================


The provision (benefit) for income taxes on loss from operations consists entirely of current income taxes. The change in deferred amounts has been offset by the valuation allowance.

Deferred tax liabilities and assets at December 31, 1995 and 1994, are comprised of the following:


                                                 1995        1994
                                             Tax Effect     Tax Effect
                                              (thousands of dollars)
                                              -------------------------
           Deferred tax liabilities:
            Deferred acquisition costs        $    146         $  302
            Property and equipment                  95             99
            Net unrealized investment gains        136              -
            Other                                    -             38
                                               -----------------------
              Total deferred tax liabilities       377            439
                                               -----------------------
           Deferred tax assets:
            Net operating loss carryforwards   (15,300)       (32,062)
            Insurance reserves                  (4,115)        (4,963)
            Net unrealized investment losses         -           (837)
            Bad debts                             (449)          (718)
            Other                                 (376)          (948)
                                               -----------------------
              Total deferred tax assets        (20,240)       (39,528)
                                               -----------------------
           Valuation allowance                  19,863          39,089
                                               -----------------------
           Net deferred tax liabilities       $      -         $     -
                                               =======================


The Company has determined, based on its recent earnings history, that a valuation allowance of $19.9 million should be established against the deferred tax asset at December 31, 1995. The Company's valuation allowance decreased by $19.2 million during 1995 due to utilization of net operating loss, reduction due to limitation of net operating loss and due to unrealized investment gains.

The Company has unused tax net operating loss carryforwards and capital loss carryforwards of $97.9 million for income tax purposes. However, due to a "change in ownership" condition that occurred in 1995, the Company's use of the net operating loss carryforwards are subject to limitation in future years to an amount estimated to be in the range of approximately $2.5 million to $3.0 million per year. If not utilized against taxable income in future years, the tax carryforwards will expire as follows:



           Year of Expiration     Net Operating Loss    Capital Loss
                                         thousands of dollars)
                                  -------------------------------------
                      1999              $       -         $ 5,002
                      2000                      -             825
                      2004                 15,971               -
                      2006                 20,411               -
                      2007                 31,931               -
                      2009                 19,342               -
                      2010                  4,480               -
                                          -----------------------
                                         $ 92,135          $5,827
                                          =======================


NOTE 7 PROPERTY AND CASUALTY UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSE

A part of the Company's reserve for losses and LAE is set aside for environ-mental, pollution and toxic tort claims. The majority of these claims relate to business written by the West Coast operation prior to 1986. On June 7, 1994, the Company settled a dispute relative to approximately 400 of these claims, and any future liability on them is limited to 50% of the loss. Reimbursement of the Company's 50% does not begin until the other company pays out a post
June 7, 1994 total of $20 million. The settlement also has policyholder surplus safeguards inuring to the benefit of the Company built in to it.
Future obligations, if any, are not likely to become payable for several years. Management has evaluated the estimated ultimate liability of this business and has concluded that the future development of the losses subject to this settlement should not have a material impact on the Company.

The policies corresponding to the remaining claims were written on a direct basis. The Company has 100% excess of loss reinsurance through 1980 of $100,000, and $500,000 after that date. At December 31, 1995, the claims are reserved as follows

                                   (thousands of dollars):
              Case reserves                  $ 2,229
              IBNR reserves                    8,675
              LAE reserves                     3,453
                                            --------
              Total                          $14,357
                                            ========


The above claims involve 11 Superfund sites, 5 asbestos or toxic tort claims, 10 underground storage tanks and 59 miscellaneous clean-up sites.

In estimating the liability for reported and estimated losses and adjustment expenses related to environmental and construction defect claims, management considers facts currently known along with the current state of the law and coverage litigation. Liabilities are recognized for known claims (including the cost of related litigation) when sufficient information has been developed to indicate the involvement of a specific insurance policy, and management can reasonably estimate its liability. In addition, liabilities have been established to cover additional exposures on both known and unasserted claims. Estimates of the liabilities are reviewed and updated continually. The potential development of losses is limited by policy limits.

For this direct business there are usually several different insurers partici-pating in the defense and settlement of claims made against the insured.
Costs and settlements are pro-rated by either time on the risk or policy limits.

For the direct retained and assumed reinsurance without LAE claim limits, the Company is only one of a group of insurers. Each member of the group partici-pates in the handling and monitoring of the claim and the group selects one attorney to defend the case. Legal fees are prorated among the group based on each member's number of years of coverage. For assumed reinsurance with LAE limits, claims represent upper level excess policies assumed from the London market. As such, the primary insurers handle claim settlements and the Company pays its portion of the claim and LAE, up to its retention amounts, based on the settlement amounts determined by the primary insurers.

Because only 85 claims remain open as of December 31, 1995, the exposure to significant additional development is less than when the claims were less mature. In addition, the likelihood of new claims being asserted for construction liability is lessened by the expiration of statutes of limitations since the last policy expired over ten years ago.

Losses are recognized as incurred and as estimated by the procedure previously described. Losses and LAE incurred have been reduced by recoveries made and to be made from reinsurers, which also includes substantial amounts related to business produced as a servicing carrier, as follows:


                                            1995      1994      1993
                                             (thousands of dollars)
                                           ----------------------------
           Losses incurred                 $150,339  $145,930  $147,307
           Loss adjustment expenses           5,379    19,429    15,954
                                            ---------------------------
                                           $155,718 $ 165,359  $163,261
                                            ===========================



The following table summarizes net property and casualty losses and LAE incurred:


                                            1995      1994      1993
                                             (thousands of dollars)
                                          -----------------------------
Estimated losses and LAE incurred         $ 168,639  $202,053  $221,546
Estimated reinsurance loss recoveries
 on incurred losses                        (155,718) (165,359) (163,261)
NCCI commutation (1)                              -    (6,138)       -
American Star commutation (2)                     -     2,852        -
                                          -----------------------------
                                          $  12,921  $ 33,408  $ 58,285
                                          ==============================


(1) Until March 31, 1994, the Company participated in the National Workers' Compensation Reinsurance Pool ("NCCI"), which is a national reinsurance fund for policies allocated to insurers under various states' workers' compensation assigned risk laws for companies that cannot otherwise obtain coverage. On September 30, 1994, the Company satisfied its obligation with respect to all outstanding and future claims associated with the Company's participation for a cash payment of $16.2 million. The redundancy in the losses and claim reserves, as a result of its settlement, of $6.1 million reduced 1994 loss and LAE incurred.

(2) In June, 1994, the Company made a cash payment in the amount of $10.3 million for a settlement of pending arbitration relating to indemnification of American Star for certain loss and LAE reserves. Recorded reserves amounted to $7.4 million before the settlement. This transaction increased loss and LAE incurred by $2.9 million.

Activity in the liability for unpaid losses and LAE is summarized as follows:


                                          1995        1994       1993
                                             (thousands of dollars)
                                          -----------------------------
Liability for losses and LAE at
   beginning of year:
 Gross liability per balance sheet    $ 166,698   $ 194,682  $ 257,603
      Ceded reinsurance recoverable     (88,731)    (76,221)  (140,969)
                                        -------------------------------
        Net liability                    77,967     118,461    116,634
                                        -------------------------------
Provision for losses and LAE for
   claims occurring in the current year   9,546      16,451     47,776
Increase in estimated losses and LAE
   for claims occurring in prior years    3,375      16,957     10,509
                                        -------------------------------
                                         12,921      33,408     58,285

Losses and LAE payments for claims
   occurring during:
      Current year                        7,014      10,291     26,499
      Prior years                        22,843      63,611     29,959
                                         29,857      73,902     56,458

Liability for losses and LAE at end of year:

      Net liability                      61,031      77,967    118,461
      Ceded reinsurance recoverable      84,492      88,731     76,221
                                        ------------------------------
 Gross liability per balance sheet    $ 145,523   $ 166,698  $ 194,682
                                       ===============================

Changes in estimates for the claims incurred in prior years increased the provision for losses and LAE (net reinsurance recoveries) by $3.4 million in 1995, $17.0 million in 1994, and $10.5 million in 1993. In each year, the principal cause for the changes in estimates related to environmental and construction defect claims incurred during 1982 through 1985. Both the severity of the claims and the number of late reported claims were much greater than originally estimated. During 1994, an additional amount was added to the estimates of losses for workers compensation claims incurred in 1993 and prior, principally in Florida. Also in 1994, the increase in estimated losses was offset partially by a settlement of all outstanding claims through the National Workers' Compensation Pool at $6.1 million less than the estimates at the beginning of that year. During 1993, the increase in estimated losses included $2.9 million of upward revisions in the estimated losses for business the Company was required to accept through various mandated pools and associations.


NOTE 8 DIVIDEND RESTRICTIONS

The ability of SBIG to declare and pay cash dividends, as well as to pay any debt service, is dependent upon the ability of SCIC to declare and pay dividends to SBIG. SCIC is regulated as to its payment of dividends by the South Carolina Insurance Holding Company Regulatory Act (the "Act").

The Act provides that, without prior approval of the South Carolina Insurance Commissioner, dividends within any twelve-month period may not exceed the greater of (i) 10% of SCIC's surplus as regards policyholders as of December 31 of the prior year or (ii) SCIC's statutory net income, not including realized gains, for the prior calendar year. Notwithstanding the foregoing, SCIC may not pay any dividend without the prior approval of the Insurance Commissioner of the State of South Carolina.

NOTE 9 STATUTORY REPORTING

The Company's insurance subsidiaries' assets, liabilities and results of oper-ations have been reported on the basis of GAAP, which varies from statutory accounting practices ("SAP") prescribed or permitted by insurance regulatory authorities. The principal differences between SAP and GAAP, are that under
SAP: (i) certain assets that are not admitted assets are eliminated from the balance sheet; (ii) acquisition costs for policies are expensed as incurred, while they are deferred and amortized over the estimated life of the policies under GAAP; (iii) no provision is made for deferred income taxes; (iv) the timing of establishing certain reserves is different than under GAAP; and (v) valuation allowances are established against investments. Each of the Company's insurance subsidiaries must file with applicable state insurance regulatory authorities an "Annual Statement" which reports, among other items, net income (loss) and shareholders' equity (called "surplus as regards policy-holders" in property and casualty reporting).

A reconciliation between GAAP net income (loss) and statutory net income
(loss) ofthe property and casualty insurance subsidiaries is as follows:


                                                 Year Ended December 31,
                                                  1995      1994      1993
                                                   (thousands of dollars)
                                               ------------------------------
GAAP income (loss) before extraordinary item   $  1,152 $ (19,074)$ (10,249)
Increase (decrease) due to:
      Deferred policy acquisition costs             606     2,943     11,942
      Salvage/subrogation recoverable and reserves  (41)    1,225        677
      Deferred reinsurance benefits                   -      (155)    (1,324)
      Timing difference on contingency accrual        -         -      2,424
Parent Company GAAP-only items and other
      non-statutory subsidiaries                   1,820      181      1,377
Mortgage loan loss recognition                      (987)       -          -
Intercompany dividends                                 -    2,500          -
Intercompany dividend offset by
      increase in statutory surplus              (13,202)        -         -
Adjustments to premium and loss reserves            (255)   (1,833)        -
         Other                                        99       606      (154)
                                                 ---------------------------
Statutory net income (loss)-(1994 as amended)    (10,808)  (13,607)    4,693
      Allocation of SBC expenses                  (1,574)        -         -
                                                  ---------------------------
Statutory net income (loss)-(1995 as adjusted)  $(12,382) $ (13,607) $ 4,693
                                                  ===========================


The 1995 statutory net loss includes the dividend of one of SCIC's subsidiaries to its parent company. The $13.2 million loss is directly offset by an increase in statutory surplus for the change in the unrealized gain from the investment in the company. Additionally, the 1995 reported statutory net loss does not include an error in allocation of expenses of $1.6 million between SCIC and SBC. While this error has no effect on GAAP results, SCIC's net statutory loss is understated by this amount, and statutory surplus is overstated by this amount.

A reconciliation between GAAP shareholders' equity and statutory capital and surplus is as follows:


                                              Year Ended December 31,
                                             1995      1994       1993
                                               (thousands of dollars)
                                          -------------------------------
GAAP shareholders' equity                 $ 10,187   $  650    $  13,902
Increase (decrease) due to:
  Deferred policy acquisition costs           (293)    (899)      (3,842)
  Parent company capital less than contribution
    to statutory surplus                     2,400        -        10,000
  Non-statutory companies' shareholders'
    equity                                   1,436        -             -
  Adjustments to premiums and loss reserves   (554)    (1874)           -
     Other                                  (2,301)      508       (2,708)
                                            ------------------------------
Statutory surplus (1994 as amended)         10,875    (1,615)      17,352
      Allocation of SBC expenses            (1,574)        -            -
                                            -------------------------------
Statutory surplus (1995 as adjusted)      $  9,301   $(1,615)    $ 17,352
                                            ===============================


Net income and shareholders' equity of the credit life insurance subsidiary as determined in accordance with statutory accounting practices are as follows:


                                              Year Ended December 31,
                                         1995          1994         1993
                                              (thousands of dollars)
                                        ----------------------------------
Net income                             $   276      $   750     $    467
Shareholders' equity ("surplus as
 regards policyholders")               $ 4,334      $ 4,036     $  6,311



NOTE 10 BENEFIT PLANS

(a) The Seibels Bruce & Company Employees' Profit Sharing and Savings Plan contains both profit-sharing and 401(k) plan elements.

The profit-sharing element of the plan covers all full-time employees. There were no contributions to this element of the plan during the last three years. The profit-sharing account currently holds 214,587 shares of SBIG stock.

Under the 401(k) element of the plan, employees may elect to have a portion of their salary withheld on a pre-tax basis for investment in the plan, subject to limitations imposed by IRS regulations. From January 1, 1993 through June 30, 1994, the employer matched 25% of the employee contributions, limited to a maximum of 1.5% of the employee's eligible compensation. From July 1, 1994 through June 30, 1995, the employer resumed matching 50% of the employee con-tributions, limited to a maximum of 3% of the employee's eligible compensation. The employer discontinued matching effective July 1, 1995. The employer matched portion is invested in accordance with the investment options selected by the participant. The employer contribution to the plan on behalf of participating employees was $87,000 in 1995 ($270,000 in 1994 and $82,000 in 1993).

(b) The Company currently has three plans under which SBIG stock options, incentive stock and restricted stock may be granted to employees of the Company, non-employee directors of the Company, consultants and active independent agents representing the Company. All three plans and grants made under the plans are subject to shareholder approval at the 1996 annual shareholders' meeting.

The 1996 Stock Option Plan (the "1996 Plan") for Employees supersedes the 1987 Stock Option Plan (the "1987 Plan") and became effective November 1, 1995,
subject to shareholder approval.   The 1996 Plan reserves 5 million shares of
Company stock which may be issued as stock options, incentive stock and re-stricted stock to employees and consultants to the Company. The following table shows stock option activity under the 1987 and 1996 plans for the three years ended December 31, 1995. There were no grants of incentive stock or restricted stock under the 1996 Plan during 1995. The activity with a "*" denoted indicates grants under the 1996 plan pending shareholder approval.


                                             1995       1994      1993
Shares under options outstanding at
        beginning of year                   51,150    64,175   150,950
      Granted under 1987 Plan              300,000         -         -
      Granted under 1996 Plan*             555,000         -         -
      Exercised during year                (20,000)        -         -
      Canceled or expired during year      (24,975)  (13,025)  (86,775)
                                          ------------------------------
      Shares under options outstanding at
        end of year                        861,175    51,150    64,175
                                          ------------------------------
      Shares exercisable, end of year      561,175    51,150    64,175
                                          ==============================


The range of option prices for options outstanding and exercisable at the end of 1995 is $0.8125 - $11.25. All grants made under the Plans have exercise prices no lower than the market price at the date of grant. At December 31, 1995, 4,118,825 shares of the Company's stock have been reserved for future grant, pending shareholder approval at the annual meeting in 1996.

The 1995 Stock Option Plan for Non-employee Directors became effective June 15, 1995, subject to shareholder approval at the 1996 annual shareholders' meeting. Under the plan, all non-employee directors will be automatically granted
5,000 options to purchase SBIG stock on an annual basis every June 15th. The exercise price will be the market value on the date of grant. On June 15, 1995, 35,000 options were granted at an exercise price of $0.875 which will become exercisable upon shareholder approval.

The 1995 Stock Option Plan for Independent Agents became effective December 21, 1995, subject to shareholder approval at the 1996 annual shareholders' meeting. There was no activity under this plan during 1995.

(c) The Company and its subsidiaries currently provide certain health care and life insurance benefits for retired employees. The projected future cost of providing postretirement benefits, such as health care and life insurance, is being recognized as an expense as employees render service. The cumulative effect accruing said expenses versus expensing the benefits when paid is being recorded as a charge against income on a prospective basis as part of the future annual benefit cost.

The postretirement benefit expense was approximately $79,000 in 1995, $91,000 in 1994, and $91,000 in 1993.

The following table presents the reconciliation of the funded status at December 31, 1995 and 1994:


                                                         1995       1994
                                                     (thousands of dollars)
                                                    ------------------------
       Accumulated postretirement benefit obligation:
         Active employees                              $  (71)    $  (58)
         Current retirees                                (522)      (540)
                                                        ------     ------
           Total                                         (593)      (598)
       Fair value of assets                                 -          -
                                                        ------     ------
       Accumulated postretirement benefit obligation
        in excess of fair value of assets                (593)      (598)
       Unrecognized transition obligation                 593        628
       Unrecognized net loss (gain)                      (102)      (116)
                                                        ------     -------
       Accrued postretirement benefit cost             $ (102)    $  (86)
                                                        ======     =======


Net periodic postretirement benefit cost includes the following components for 1995 and 1994:


                                                       1995          1994
                                                     (thousands of dollars)
                                                     ----------------------
       Service cost                                   $   4         $   4
       Interest cost                                     43            52
       Amortization of transition obligation             35            35
       Amortization of net gains                         (3)            -
                                                      -----         -----
       Net periodic postretirement benefit            $  79         $  91
                                                      =====         =====


The weighted average annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) was 9% for 1995; 12% for 1994 and 1993 and is assumed to decrease to a 5.5% ultimate trend (7% in 1994 and 1993) with a duration to ultimate trend of 6 years (9 years in 1994 and
1993). The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1995 by $11,000.

The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.25% for 1995 and 7.5% at December 31, 1994 and 1993.


NOTE 11 COMPANY'S OPERATIONS IN DIFFERENT BUSINESS SEGMENTS

The Company's business has changed significantly in recent years. Operating losses were experienced for several consecutive years as a consequence of un-favorable underwriting experience. In particular, the wind losses of Hurricanes Hugo in 1989 and Andrew in 1992, as well as loss reserve development from en-vironmental and construction defect exposures on the West Coast depleted the capital base of the Company and hindered its ability to write and retain business. The Company ceased to underwrite commercial lines of insurance in the second quarter of 1993, then voluntarily suspended underwriting personal lines of insurance in the second quarter of 1995.

New management was put in place in mid-1995, and a transitional operating plan was generated to change the core operations from those of a risk taker to acti-vities which generate fee income. These activities were designed to stabilize the financial condition of the Company. During the last three quarters of 1995, the Company operated profitably. Although there can be no certainty of successful operations, the Company anticipates that continued favorable results will permit the re-entry into risk business during mid-1996. When the Company resumes underwriting insurance risks to be retained, it will be on a more modest volume than in the past, and will generally focus on the personal lines that have less exposure to long periods of time between earning the premiums and determining the ultimate development of losses.

The Company acts as a servicing carrier for certain state and federal insurance facilities on a commission basis. The Company is also engaged in the under-writing of property and casualty insurance through its subsidiary property and casualty insurance group.

Effective January 1, 1995, Forest Lake Travel Service (FLT), a subsidiary travel agency, was sold. FLT's pre-tax income was $95,000 in 1994 and $420,000 in 1993.

In the third quarter of 1993, Investors National Life Insurance Company, the Company's credit life and credit accident and health insurance subsidiary, transferred all of its assets, other than bonds pledged to various state insurance departments, and all of its liabilities to Investors National Life Insurance Company of South Carolina. Immediately following, all of the out-standing stock of Investors National Life Insurance Company was sold. The runoff of the business was assumed by Investors National Life Insurance Company of South Carolina. The pretax income (loss) of Investors National Life Insur-ance Company of South Carolina was $4,000, $(677,000) and $44,000 in 1995, 1994 and 1993, respectively.

Premium Service Corporation of Columbia ("PSC") provides insurance premium fin-ancing services through independent agents. Pretax income of Premium Service was $470,000 in 1993. In February, 1994, substantially all of the assets of PSC were sold, and a new company, Policy Finance Company, ("PFC") was formed to handle the administration of the assets retained. The pre-tax income of PFC was $74,000 in 1995 and $538,000 in 1994. The Company has no plans to continue its own premium financing activity.

The following sets forth certain information with respect to the Company's operations in different business segments:


                                                  Year Ended December 31,
                                                  1995      1994      1993
                                                   (thousands of dollars)
  Revenue:
    Property and casualty insurance segments   $ 10,384  $ 14,718   $ 55,331
    Commission and service activities segment    49,572    60,669     41,625
    Net investment income and other
       interest income                            4,038     5,690      6,578
    Realized gains (losses) on investments          150    (5,793)     1,965
                                                 ---------------------------
      Total for property and casualty
       insurance segments                        64,144    75,284    105,499
     Other business segments                      2,039     4,476      8,420
                                                 ----------------------------
            Total revenue                      $ 66,183  $ 79,760   $113,919
                                                 ===========================


                                                    Year Ended December 31,
                                                   1995      1994      1993
                                                    (thousands of dollars)
  Operating profit (loss):
    Property and casualty insurance segments    $(6,719)  $(27,840) $(24,424)
    Commission and service activities segment     5,641     10,109     4,321
    Net investment income                         4,038      5,690     6,578
    Realized gains (losses) on investments          150     (5,793)    1,965
                                                 ---------------------------
       Subtotal                                   3,110    (17,834)  (11,560)

    Other business segments                         (47)       141     1,863
                                                 ----------------------------
    Operating income (loss)                        3,063   (17,693)   (9,697)

  General corporate expenses, net of
   miscellaneous income and expense               (1,605)   (1,031)   (2,787)
  Interest expense                                  (308)     (321)   (2,527)
                                                 -----------------------------
Consolidated income (loss) before income taxes   $ 1,150  $(19,045) $(15,011)
                                                 ============================


Operating income (loss) represents revenue less related operating expenses. Net investment income is that related to, but not individually identifiable with, the various property and casualty insurance underwriting and commission and service activities business segments.

Identifiable assets by business segment or combined segments represent assets directly identified with those operations and an allocable share of jointly used assets.


                                                       December 31,
                                               1995       1994        1993
                                                  (thousands of dollars)
Identifiable Assets
Property and casualty insurance underwriting
  segment, including related investment
  activity                                    $  82,493  $ 117,761  $ 182,067
Commission and service activities segment       134,598    127,628    115,006
Other business segments                           5,697      8,449     26,250
General corporate assets                          1,217      2,097      1,372
                                               ------------------------------
         Total assets                         $ 224,005  $ 255,935  $ 324,695
                                               ==============================


In 1995, depreciation and amortization charges for the various property and casualty insurance underwriting and commission and service activities segments, combined, were $0.9 million ($0.8 million in 1994 and $0.4 million in 1993). These amounts exclude policy acquisition costs of $3.2 million in 1995, ($5.5 million in 1994 and $17.6 million in 1993).

Costs of additions to property and equipment for the property and casualty insurance underwriting and commission and service activities segments, combined, amounted to $0.1 million, $2.4 million and $41,000 in 1995, 1994 and 1993, respectively. The majority of the additions in 1994 were due to purchases made to begin the conversion to bring the Company's data processing in-house.

NOTE 12 REINSURANCE

(a) The Company's property and casualty insurance subsidiaries are involved in several types of reinsurance arrangements. Ceding reinsurance programs include quota share, pro-rata surplus and excess of loss. In its servicing carrier operations, premiums are ceded entirely to the applicable state's reinsurance facility.

(b) Reinsurance contracts do not relieve the Company of its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geo-graphic regions, activities, or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvency. Rein-suring companies are obligated for the following amounts for unearned premiums, unpaid losses and LAE, and paid losses and LAE:


                                                      1995        1994
                                                   (thousands of dollars)

           Unearned premiums                       $   43,469  $  48,483
           Unpaid losses and LAE                   $   84,492  $  88,731
           Paid losses and LAE                     $   27,423  $  30,277


Reinsurance recoverable on paid and unpaid losses and LAE and prepaid rein-surance at December 31, 1995, reflecting the five largest balances with rein-surers, were:



                                               Reinsurance   Prepaid
                 Reinsurer                     Recoverable   Reinsurance
                                                 (thousands of dollars)

      South Carolina Reinsurance Facility        $ 70,026     $ 20,608
      National Flood Program                       25,178       18,989
      North Carolina Reinsurance Facility           7,711        1,436
      Swiss Reinsurance Corp.                       5,682          327
      Kentucky Insurance Placement Facility         1,437        2,109
      All Others                                    1,881            -
                                                 ----------------------
        Total                                    $111,915     $ 43,469
                                                 =====================


The Company believes these balances from the various facilities are fully collectible due to the governmental agency's ability to assess member companies for deficiencies. The remaining recoverables due from nonaffiliated reinsurance companies have also been deemed fully collectible by the Company.

With respect to credit concentrations, most of the Company's business activity is with agents and policyholders located within the five operating states. The primary reinsurance recoverables are from the state and federal servicing carrier activities. There are otherwise no material credit concentrations related to premiums receivable, agents' balances, and premium notes receivable.


NOTE 13 COMMITMENTS AND CONTINGENCIES

(a) A contingent liability exists with respect to reinsurance placed with other companies. (See Note 12.)

(b) Due to the nature of their business, certain subsidiaries are parties to various other legal proceedings, which are considered routine litigation inci-dental to the insurance business.

(c) The 1994 results include a settlement of a dispute which was in pending arbitration. The settlement agreement resolved all issues arising from an indemnification dispute as well as a commutation of the Company's associated reinsurance obligation. Under the settlement, the Company paid $10.3 million to the other party and such party agrees to pay up to $20 million in direct losses on all subsequent subject claims. Any loss payments in excess of $20 million will be shared equally between the parties net of any reinsurance collections. The Company will only share in those payments to the extent of 50% of its in-surance company's consolidated statutory surplus above $20 million, exclusive of direct contributions to capital. At December 31, 1995, the other party reported payments of $2.7 million and additional liabilities of $18.4 million, net of
reinsurance.   The Company has evaluated the estimated ultimate liability of this business and has concluded that the development of this settlement should not have a material impact on the Company.


NOTE 14 RELATED PARTY TRANSACTIONS

A non-employee Director of the Company is also a member of the Board of Directors of Policy Management Systems Corporation ("PMSC"), which provides data processing services to the Company. The term of this contract expires June 30, 1996. The Company paid data processing charges of $1.8 million in 1995 ($3.4 million in 1994 and $6.1 million in 1993). The amount payable to PMSC at year-end was $112,000 at 1995 and $203,000 at 1994.

Another non-employee Director of the Company was an employee of Prudential Securities, Inc. ("PSI") through mid-1995. From 1994 through mid 1995, PSI acted as investment manager for the Company and for its retirement plan. The amount of fees paid directly to PSI during 1995 was not material, but the amount earned by PSI on trading activity by the Company cannot readily be determined. The Director is no longer an employee of PSI, and PSI's services have since been terminated.


NOTE 15 SUBSEQUENT EVENTS

During the first quarter of 1996, the Company issued 6,250,000 shares of auth-orized but unissued shares to several related investors. The proceeds of the sale were deposited into escrow pending shareholder approval of the transaction and the approval of the South Carolina Department of Insurance to write new risk-taking business. In addition, shareholders are being asked to approve the voting of the stock since South Carolina law requires such approval for interest in excess of 20% of the voting rights. In conjunction with the sale of common stock, the Company also has issued stock options to acquire an additional 3,125,000 shares at the higher of $1.50 per share or book value at December 31, 1998 and 3,125,000 shares at the higher of $2.00 or book value at December 31, 2000.

During the first quarter of 1996, the Company entered into a contract to sell Consolidated American Insurance Company, an inactive insurance company subsid-
iary.   The sale will generate a gain of approximately $0.9 million in 1996.

Also during the first quarter of 1996, the Company issued 1,635,000 shares of authorized but unissued shares to a different group of investors. The proceeds of this stock sale will be available to liquidate the notes payable that are due May 1, 1996 (See Note 5). In addition, subject to shareholder approval of increasing the number of authorized shares, the Company has issued to this group stock options expiring December 31, 2000 to acquire an additional 1,635,000 shares at the higher of $2.50 per share or book value at the date of exercise.


SUPPLEMENTARY DATA

QUARTERLY FINANCIAL INFORMATION (unaudited)
(Thousands of dollars, except per share amounts)

The following is a summary of unaudited quarterly information for the years ended December 31, 1995 and 1994:



1995                                     1st       2nd       3rd        4th
                                       Quarter   Quarter    Quarter    Quarter

Property and casualty premiums earned   $3,307  $  2,206  $  2,997    $  1,874

Credit life premiums                       194       221       197         278
Commission and service income           13,023    12,529    12,484      11,536
Net investment income and other
  interest income                        1,174     1,177     1,137         842
Realized gains (losses) on investments      65       (29)        -         128
Net income (loss)                      $(2,009) $    250  $  1,284    $  1,627
  Per share                             $(0.13) $   0.01  $   0.08    $   0.11




Property and casualty premiums earned continue to decrease as a result of the Company suspending writing of retained "risk" business. However, losses incurred on this business have stabilized due to the adequacy of reserves. The net loss in the first quarter is due to management setting aside additional reserves for future development. The negative effect on net income due to this runoff business in the remaining quarters has been insignificant. Additionally, while the Company's commission and service income has decreased due to lower commission rates and volume, ongoing cost reductions have mitigated the effect to net income.



1994
Property and casualty premiums earned    $ 5,228 $   3,186   $ 3,488  $  2,816
Credit life premiums                         556       466       830       (51)
Commission and service income             15,875    16,630    16,512    11,652
Net investment income and other
  interest income                          1,757     1,862     1,960       647
Realized gains (losses) on investments     1,842      (612)   (3,405)   (4,152)
Net income (loss)                        $   219 $     561   $ 3,271  $(23,125)
  Per share                              $  0.03 $    0.07   $  0.23  $  (1.59)



The third quarter was affected by a $6.1 million reserve redundancy in connection with a commutation and $3.4 million in realized investment losses. The fourth quarter results include a reserve strengthening charge of $9.0
million in loss and loss   adjustment expense reserves in addition to already
recorded fourth quarter incurred losses and LAE of $10.4 million, a $2 million decrease, compared to prior quarters, in commission and service income and $4.1 million in realized investment losses.


Item 9. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

Inapplicable.


                      The Seibels Bruce Group, Inc.
                      ----------------------------

Directors
---------

William M. Barilka
Albert H. Cox, Jr.
Ernst N. Csiszar
William B. Danzell
Claude E. McCain
Kenneth W. Pavia
John P. Seibels
George R.P. Walker, Jr.
John A. Weitzel
John C. West

Officers
--------

John C. West                Chairman of the Board
George R.P. Walker, Jr.     Vice Chairman of the Board
Ernst N. Csiszar            President
John A. Weitzel             Chief Financial Officer
Michael A. Culbertson       Senior Vice President
Priscilla A. Brooks         Vice President and Corporate Secretary
Mary M. Gardner             Vice President and Treasurer
W.W. Shealy                 Assistant Corporate Secretary and
                            Assistant Treasurer

The Seibels Bruce Group, Inc.
Post Office Box One
Columbia, South Carolina 29202




EXHIBIT 23.1


CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



As Independent public accountants, we hereby consent to the incorporation by reference in this registration statement of our reports dated
March 29, 1996, included in The Seibels Bruce Group, Inc.'s Annual Report (Form 10-K/A-1) for the year ended December 31, 1995 and to all references to our Firm included in this registration statement.


ARTHUR ANDERSON, LLP

Columbia, South Carolina
October 10, 1996